As confidentially submitted to the Securities and Exchange Commission on July 25, 2025.

This Amendment No. 2 to the draft registration statement submitted on May 2, 2025, has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ATLAS CRITICAL MINERALS CORPORATION

(Exact name of registrant as specified in its charter)

_______________________________________

(Translation of Registrant’s name into English)

Republic of the Marshall Islands	1041	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Atlas Critical Minerals Corporation

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

(888) 412-0210

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Marc Fogassa

Chief Executive Officer

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

(888) 412-0210

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Daniel Rumsey, Esq. John P. Kennedy, Esq. Disclosure Law Group, a Professional Corporation 655 West Broadway, Suite 870 San Diego, CA 92101 (619) 272-7050	Michael S. Timpone, Esq. Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1342	Leslie Marlow, Esq. Hank Gracin, Esq. Patrick Egan, Esq. Blank Rome LLP 1271 Avenue of the Americas New York, NY 10020 (212) 885-5000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY __, 2025

[●] Shares of Common Stock

This prospectus relates to a firm commitment public offering of Atlas Critical Minerals Corporation, a Republic of the Marshall Islands corporation (the “Company”), for [●] shares of our common stock, $0.001 par value per share. We assume that the offering price of our common stock will be between $[●] and $[●] per share. The offering price will be fixed for the duration of the offering. The actual offering price will be determined by negotiations between us and the underwriters based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

Currently, our common stock is quoted for trading on the OTCQB operated by the OTC Markets Group, Inc. under the symbol “JUPGF.” We have applied for listing of our common stock on the Nasdaq Capital Market under the symbol “ATCX.” Although we believe we will satisfy the Nasdaq Capital Market listing requirements, no assurance can be given that our application will be approved, and we will not consummate this offering unless our common stock is approved for listing on the Nasdaq Capital Market.

Holders of our Series A Convertible Preferred Stock (“Series A Preferred”) are entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred then outstanding, and the holders of common stock and any other class or series of capital stock entitled to vote with the common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. As a result of his ownership of the one issued and outstanding share of our Series A Preferred, as well as ownership of our common stock and his ownership of voting securities of Atlas Lithium, Mr. Fogassa, our Founder, Chief Executive Officer and Chairman, currently controls approximately 83.3% of the voting power of our securities. We therefore are a “controlled company” as defined under Nasdaq Marketplace Rules. We do not intend to rely on the controlled company exemptions provided under Nasdaq Marketplace Rules.

On [●], 2025, the last reported sale price for our common stock, as quoted on the OTCQB, was $[●] per share. Quotes of stock trading prices on the OTCQB may not be indicative of the market price of our common stock on a national securities exchange, including the Nasdaq Capital Market. The final public underwritten offering price may be at a discount to the trading price of our common stock on the OTCQB.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 12 OF THIS PROSPECTUS FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES

	Per Share of Common Stock	Total
Public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds to us, before expenses(3)	$	$

(1)	Represents the estimated public offering price. The actual offering price will be determined by negotiations between us and the underwriters and may not be indicative of prices of the actual offering price

(2)	We have agreed to pay the underwriters underwriting discounts and commissions equal to (i) 7.0% of the aggregate gross proceeds in this offering from the sale of securities to certain investors and (ii) 3.0% of the aggregate gross proceeds in this offering from the sale of securities to certain other investors.

(3)	Does not include a non-accountable expense allowance of up to $20,000 payable to the underwriters, or the reimbursement of certain expenses of the underwriters, including legal fees of up to $200,000. We have also agreed to issue the representative of the underwriters a warrant to purchase a number of shares of common stock equal to 6.0% of the total number of shares of common stock sold in this offering at an exercise price equal to 115% of the initial public offering price of the shares of common stock sold in this offering. For additional information regarding underwriters’ compensation, see “Underwriting” beginning on page 124. The registration statement of which this prospectus is a part also covers the shares of common stock issuable upon the exercise of the underwriter warrants.

We have granted to the underwriters a 45-day option to purchase from us up to an additional [●] shares, representing 15% of the shares of common stock sold in the offering, solely to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts.

The underwriters expect to deliver our common stock to purchasers in this offering on or about                 , 2025.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense

A.G.P.	Bradesco BBI

The date of this prospectus is                 , 2025.

Through and including the 25th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or in any free writing prospectus we or the underwriters may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

For investors outside of the United States: No action is being taken in any jurisdiction outside of the United States that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

As used in this prospectus, unless the context indicates otherwise, references to “Atlas Critical Minerals,” “Jupiter Gold Corporation,” “we,” the “Company,” “our,” and “us” refer to Atlas Critical Minerals Corporation, a Republic of the Marshall Islands corporation, and references to the “Board” or the “Board of Directors” means the Board of Directors of Atlas Critical Minerals Corporation.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

●	our ability to continue as a going concern and our history of losses;

●	our ability to obtain additional financing;

●	our use of the net proceeds from this offering;

●	our ability to study and properly explore the various mineral rights that we own;

●	our ability to obtain the necessary permitting for mining and processing material obtained in mining;

●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

●	the implementation of our business model and strategic plans for our business;

●	our ability to retain key management personnel; and

●	regulatory developments and our compliance with applicable laws.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Actual events or results may differ materially. Readers are cautioned not to place undue reliance on forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

You should read the risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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CAUTIONARY NOTE REGARDING DISCLOSURE OF MINERAL PROPERTIES

We are subject to the reporting requirements of the applicable U.S. securities laws. U.S. reporting requirements currently applicable to us are governed by the Securities Act of 1933, as amended (“Securities Act”), and the Exchange Act of 1934, as amended (“Exchange Act”), including Regulation S-K, Subpart 1300 (“Regulation S-K 1300”).

Under Regulation S-K 1300, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. We are an exploration stage company, and we have no reserves as defined by Regulation S-K 1300. A Technical Report Summary prepared in accordance with Regulation S-K 1300 with respect to our Rio Piracicaba iron ore project (“Rio Piracicaba TRS”) is included as an exhibit to this prospectus. A summary table of the mineral resources provided in such Rio Piracicaba TRS is copied below in italics. Below, tonnages (t) are presented in situ.

Mineral Resource Estimate

The statement has been certified by Qualified Person Volodymyr Myadzel.

		VOLUME	TONNES	DENSITY	Fe	Si	Al	Mn	P	PPC
CLASS	TYPE	M³	t	(t/m³)	pct	pct	pct	pct	pct	pct
Indicated	FRIABLE ITABIRITE	853593	2,646,141	3.10	33.74	46.50	1.97	1.04	0.02	1,21
	COLLUVIUM	67,725	121,905	1.80	31.11	33.17	10.99	1.03	0.05	8.06
Inferred	FRIABLE ITABIRITE	1,025,538	3,179,166	3.10	31.61	44.97	2.92	3.14	0.02	1.75
	COMPACT ITABIRITE	581,006	1,905,701	3.28	28.35	57.68	0.92	0.06	0.01	0,30
TOTAL		2,527,863	7,852,912	3.11	31.53	48.39	2.24	1.65	0.02	1.31

Table 1.5-1: Rio Piracicaba Project –Mineral Resource Grade Tonnage Report

1.	The definitions for Mineral Resources in Regulation S-K 1300 were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 20% Fe.
3.	Mineral Resources are estimated using a long-term iron ore price of U.S.$90 per dry metric tonne for the Platts/IODEX 62% Fe fines CFR China, and U.S.$/BRL exchange rate of 5.25.
4.	Reasonable prospects for economic extraction were determined by benchmarking similar operations and developing a 20% Fe cut-off grade based on operating costs.
5.	The effective date is June 16, 2025.

The resources were classified as Indicated and Inferred according to the degree of reliability of the different rounds and data used for the interpolation of the block model.

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INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties.

Publicly available information, industry and general publications and research, surveys and studies conducted by third parties that are included in this Registration Statement include those available from Benchmark Minerals(1), Carnegie Endowment(2), Center for Strategic and International Studies(3), Center on Global Energy Policy – Columbia University(4), TD Economics(5), PriceWaterhouse Coopers(6), Statista(7), U.S. Geological Survey(8), and Wilson Center(9), among others.

This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

(1)	“Is Graphite Price Upside a Forerunner for other Critical Minerals?” October 6, 2023 (Quoting Benchmark Mineral Intelligence: https://source.benchmarkminerals.com/article/more-than-300-new-mines-required to meet battery-demand-by 2035).
(2)	“The U.S. Military and NATO Face Serious Risks of Mineral Shortages.” Carnegie Endowment for International Peace, published February 12, 2024. https://carnegieendowment.org/research/2024/02/the-us-military-and-nato-face-serious-risks-of-mineral-shortages?lang=en.
(3)	“Latin America: The World’s Copper Stronghold.” Center for Strategic and International Studies, published November 13, 2024. https://features.csis.org/copper-in-latin-america.
(4)	“Brazil’s Potential Role in Diversifying US Critical Mineral Supply.” Center on Global Energy Policy at Columbia University SIPA, CGEP, published August 15, 2024 https://www.energypolicy.columbia.edu/publications/brazils-potential-role-in-diversifying-us-critical-mineral-supply.
(5)	“U.S. Trade Vulnerabilities in Critical Minerals: Pressure Points Amid Rising Tensions.” TD Economics published August 22, 2024. https://economics.td.com/us-trade-critical-minerals.
(6)	“Mine 2024: Preparing for impact.” PwC. https://www.pwc.com/gx/en/industries/energy-utilities-resources/publications/mine.html.
(7)	“Copper mine production in Brazil 2023.” Statista. https://www.statista.com/statistics/795920/brazil-copper-production-volume.; “Brazil: graphite reserves 2024.” Statista. https://www.statista.com/statistics/1546192/reserves-of-graphite-in-brazil.
(8)	“Iron Ore Statistics and Information.” U.S. Geological Survey. https://www.usgs.gov/centers/national-minerals-information-center/iron-ore-statistics-and-information.
(9)	“Brazil’s Critical Minerals and the Global Clean Energy Revolution.” Wilson Center, published October 2, 2024. https://www.wilsoncenter.org/article/brazils-critical-minerals-and-global-clean-energy-revolution.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus.

Unless otherwise expressly provided herein, all share and per share numbers set forth herein relating to our common stock reflect no exercise of (a) any warrants and/or options, (b) the representatives’ common stock purchase warrants and/or (c) the representatives’ over-allotment option.

Company Overview

Atlas Critical Minerals Corporation (“Atlas Critical Minerals,” “Jupiter Gold Corporation,” the “Company,” “we,” “us,” or “our”) is a Marshall Islands mineral exploration company focused on critical minerals projects and properties in Brazil. Our portfolio principally includes mineral properties for rare earths, graphite, titanium, copper and nickel, all of which are commonly considered to be “critical minerals”. Certain of our mineral rights for copper and rare earths may also contain uranium, which is also a “critical mineral”. Although our primary focus is on our critical material mineral properties which are currently in development, we also have a quartzite operation, which is our sole property currently generating revenues, as well as a permit to operate an iron ore mine with planned operations commencing prior to the end of 2025. We also own mineral rights for gold and diamonds.

While one of our iron ore properties has mineral resources, as of the date of this prospectus none of our properties has mineral reserves, as such term is defined in Regulation S-K 1300.

Mineral Properties

Our current mineral properties are listed below, and do not include any mineral properties that would be acquired if we exercise the Option (defined below).

Critical Minerals

●	Rare Earths: 53,939.23 hectares (~133,287 acres) in 33 mineral rights in Brazil with 18 in the state of Goiás and 15 in the state of Minas Gerais; 30 of such mineral rights are in the phase of exploration permit and three are in request for exploration permit. Titanium, another critical mineral, has been found within our mineral rights for rare earths in the state of Minas Gerais.

●	Graphite: 12,388.34 hectares (~30,612 acres) in eight mineral rights in Brazil in the state of Minas Gerais, all in the phase of exploration permit.

●	Uranium: 143,725.14 hectares (~ 355,153 acres) in 39 mineral rights in Brazil with five in the state of Bahia, five in Ceará, eight in Goiás, two in Pará, twelve in Piauí, and seven in Tocantins, all in the phase of request for exploration permit; these mineral rights list copper, graphite, phosphate and/or rare earths as exploration minerals since Brazilian legislation at the moment does not allow uranium to be formally listed as an exploration mineral.

●	Copper: 7,156.06 hectares (~17,683 acres) in four mineral rights in Brazil in the state of Goiás, all in the phase of exploration permit.

●	Nickel: 1,101.24 hectares (~2,721 acres) in one mineral right in Brazil in the state of Piauí, in the phase of exploration permit.

Other Minerals

●	Iron Ore: 22,280.78 hectares (~55,057 acres) in 18 mineral rights in Brazil with seven in the state of Alagoas, 10 in Minas Gerais, and one Mato Grosso do Sul. One mineral right has the status of mining concession, 15 are in the phase of exploration permit phase and two are in request for exploration permit.

●	Gold: 69,291.35 hectares (~171,222 acres) in 30 mineral rights in Brazil with three in the state of Amazonas, three in Mato Grosso, 23 in Minas Gerais, and one which straddles Goiás and Tocantins, with seven mineral rights with the status of mining concession, five in the phase of request for mining concession, 15 in exploration permit and 3 in request for exploration permit.

●	Quartzite: 94 hectares (~233 acres), in one mineral right in Brazil in the state of Minas Gerais where we established a quartzite quarry. Our production of quartzite and quartzite slabs is currently paused while we undergo modifications to our operations to address certain identified issues, principally consisting of the adoption of an updated drainage plan for the quarry. We currently expect to resume operations by year end 2025.

We have grown our portfolio of mineral rights by a combination of the following: (i) acquisition from third-parties, (ii) acquisition in auctions which are periodically organized by ANM, or (iii) direct petition to ANM following standard application procedures.

We believe the growing demand for critical minerals needed for clean energy, defense, and high-tech applications present significant long-term opportunities. Our goal is to become a leading company supplying critical minerals. We are in the early stages of exploration of our critical mineral portfolio and are working to advance our understanding of its potential.

The various critical minerals in our portfolio have various important applications. Rare earth elements are crucial for permanent magnets used in electric motors and wind turbines, and for semiconductor and defense applications. Graphite is a key component in lithium-ion batteries, while titanium has applications in aerospace and medical technologies. Copper and nickel are essential for electric vehicle batteries and renewable energy infrastructure.

Our exploration activities to date have included geological mapping, geochemical sampling, geophysical surveys, and limited exploratory drilling to identify potential mineralized zones within a few of our mineral rights. As we advance our understanding of these critical mineral properties, we may conduct extensive exploratory programs including drilling campaigns to identify and quantify mineral resources. The disclosure contained in this prospectus regarding our exploration programs addresses the requirements under Regulation S-K 1300.

We aim to create value through continued exploration, resource delineation, and potential development of our mineral rights over time. By maintaining a diverse portfolio of critical minerals projects, our objective is to seek to position us as a significant player in the global critical minerals supply chain. In this regard, many of our mineral rights are immaterial to our current business plans, as more particularly set forth below; however, management will continually evaluate the feasibility of developing all of our critical mineral rights to exploit their potential and create value for our shareholders.

Primary Exploration Focus

Our primary exploration focus is on advancing our rare earths, titanium, and graphite projects to support the growing global demand for these critical minerals.   Although our primary focus is on our critical mineral properties, we also have a quartzite operation, which is our sole property currently generating revenues, as well as a permit to operate an iron ore mine with planned operations commencing prior to the end of 2025. See “Business-Iron Ore-Overview” on page 91 of this prospectus, and “Business-Quartzite-Overview” on page 97 of this prospectus.

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Background

On November 6, 2024, Jupiter Gold Corporation (“Jupiter Gold”) and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo Resources”), entered into an Agreement and Plan of Merger, which provided for, among other things, the merger of Apollo Resources with and into Jupiter Gold (the “Merger”), with Jupiter Gold continuing its corporate existence as the surviving corporation. Prior to the Merger, Apollo Resources was a majority-owned subsidiary of Atlas Lithium. On November 19, 2024, following satisfaction and/or waiver of the closing conditions in the Merger agreement, including approval of the transactions contemplated under the Merger Agreement by the requisite vote of the shareholders of Jupiter Gold and Apollo Resources, respectively, the Merger was consummated and Apollo Resources merged with and into the Jupiter Gold.

In connection with the consummation of the Merger, each share of outstanding Apollo Resources securities was cancelled and converted into 6.62 shares of the common stock of Jupiter Gold. Immediately following the Merger, the holders of outstanding Apollo Resources securities owned approximately 59.40% of Jupiter Gold’s outstanding securities. Our Founder, Chief Executive Officer and Chairman, Mr. Fogassa, who is also the Chief Executive Officer of Atlas Lithium, held 34.4% of Jupiter Gold’s outstanding equity interest and controlled approximately [●]% of the voting power of its outstanding securities following the Merger.

On November 19, 2024, our Articles of Incorporation were amended and restated in order to (i) increase the authorized share capital of the Company to 200,000,000 shares, and (ii) increase the number of shares of authorized common stock to 190,000,000 shares.

The Company’s wholly owned subsidiaries now include Mineração Jupiter Ltda, Mineração Apollo Ltda, Mineração Duas Barras Ltda, and RST Recursos Minerais Ltda.

On December 20, 2024, the Articles of Incorporation of Jupiter Gold, a Republic of the Marshall Islands corporation were amended to change the name of the Company to Atlas Critical Minerals Corporation. This name change was carried out to reflect a broader focus of the Company following its merger with Apollo Resources. On January 27, 2025, in connection with such an amendment, the Company filed a Certificate of Correction to correct the omission of a reference to the Company’s original Articles of Incorporation, dated July 27, 2016, in Section 2 of the Articles of Amendment.

Listing on a National Stock Exchange

We have applied to list our common stock under the symbol “ATCX” on the Nasdaq Capital Market (“Nasdaq”). No assurance can be given that our application will be approved, and we will not consummate this offering unless our common stock is approved for listing on the Nasdaq Capital Market.

Reverse Stock Split

We intend to file a Certificate of Amendment to our Articles of Incorporation (the “Amendment”) to effect a reverse stock split of our issued and outstanding shares of common stock at a ratio of 1-for 10 (the “Reverse Stock Split”), prior to the listing of our common stock on Nasdaq.

Following the Reverse Stock Split, each 10 shares of our issued and outstanding shares of common stock will automatically be converted into one issued and outstanding share of common stock, without any change in par value per share. No fractional shares will be issued as a result of the Reverse Stock Split and no cash or other consideration will be paid. Instead, we will issue one whole share of the post-split common stock to any stockholder who otherwise would have received a fractional share as a result of the Reverse Stock Split. The Reverse Stock Split will not affect the number of shares of authorized stock.

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The purpose of the Reverse Stock Split is to allow us to meet the minimum stock price requirement required for listing on a national securities exchange.

Atlas Lithium Option

On December 19, 2024, we entered into an option agreement (the “Option Agreement”) with Atlas Lithium, pursuant to which Atlas Lithium granted us the exclusive right and option (the “Option”) to purchase from Atlas Lithium 100% of the equity interest in Brazil Mineral Resources Corporation, a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of Atlas Lithium (“Brazil Mineral Resources”) (the “Equity Sale”). Pursuant to the Option Agreement, the Company can exercise the Option in either cash or shares of Common Stock, or a combination thereof. In the event the Option is exercised in full and is paid entirely in the form of Common stock, the Company will issue 12,767,315 shares of Common Stock at a price of $0.6266. Brazil Mineral Resources’ primary assets consist of 60 mineral rights for copper, gold, graphite, nickel, rare earths, and titanium, all in Brazil. See “Business – Atlas Lithium Option Agreement” for a description of the Option Agreement.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition, and results of operations. Such risks include, but are not limited to:

●	We have incurred losses since inception resulting in an accumulated deficit of $9,145,542 as of December 31, 2024, and further losses are anticipated;

●	Our future performance is difficult to evaluate because we have a limited operating history;

●	there is substantial doubt about our ability to continue as a going concern;

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●	we are an exploration stage company, and there is no guarantee that our properties will result in the commercial extraction of mineral deposits;

●	because the probability of an individual prospect ever having reserves is not known, our properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost;

●	we face risks related to mining, exploration, and mine construction, if warranted, on our properties;

●	our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;

●	we depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth;

●	our quarterly and annual operating and financial results and our revenue are likely to fluctuate significantly in future periods;

●	we may be unable to find sources of funding if and when needed, resulting in the failure of our business;

●	our ability to manage growth will have an impact on our business, financial condition, and results of operations;

●	we depend upon Marc Fogassa, our Chief Executive Officer and Chairman;

●	our growth will require new personnel, which we will be required to recruit, hire, train and retain;

●	certain of our executive officers and directors may be in a position of conflict of interest;

●	our mineral projects will be subject to significant governmental regulations;

●	we will be required to obtain governmental permits in order to conduct eventual mining operations, a process which is often costly and time-consuming;

●	compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures;

●	our operations are subject to extensive environmental laws and regulations;

●	mineral prices are subject to unpredictable fluctuations;

●	our ability to execute our business plan depends primarily on the continuation of a favorable mining environment in Brazil and our ability to freely sell our minerals;

●	the perception of Brazil by the international community may affect us;

●	exposure to foreign exchange fluctuations and capital controls may adversely affect our costs, earnings and the value of some of our assets;

●	our common stock price may be volatile;

●	we do not intend to pay regular future dividends on our common stock and thus stockholders must look to appreciation of our common stock to realize a gain on their investments;

●	we may seek to raise additional funds, finance acquisitions, or develop strategic relationships by issuing securities that would dilute your ownership; and

●	our Series A Convertible Preferred Stock (“Series A Preferred”) has the effect of concentrating voting control over us in Marc Fogassa, our Chief Executive Officer and Chairman.

●	our management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of our securities, and increase our cost of raising capital; and

●	we incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

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Controlled Company

Marc Fogassa, our Chief Executive Officer and Chairman, currently directly and indirectly through his control of Atlas Lithium, controls approximately 83.3% of the voting power of our capital stock and will control approximately [●]% of the combined voting power of our capital stock upon completion of this offering. As a result, we believe we may be a “controlled company,” as such term is defined under the Nasdaq Listing Rules.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

We were originally incorporated in Republic of the Marshall Islands on July 27, 2016 under the name “Jupiter Gold Corporation.” On December 20, 2024, we changed our name to “Atlas Critical Minerals Corporation” Our principal place of business is located at Rua Antônio de Albuquerque, 156, Suite 1720, Belo Horizonte, Minas Gerais, Brazil, 30112-010 and our website address is www.atlascriticalminerals.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

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THE OFFERING

Securities Offered:	[●] shares of common stock.

Assumed Public Offering Price:	$[●] per share of common stock, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus.

Shares of Common Stock Outstanding before the Offering:	[●] shares

Shares of Common Stock to be Outstanding after this Offering:	[●] shares (or [●] shares if the underwriters exercise their option to purchase additional shares in full)

Over-Allotment Option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional [●] shares, representing 15% of the shares of common stock sold in the offering, solely to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts.

Use of Proceeds:

We estimate that net proceeds to us from the offering will be approximately $[●] million, or approximately $[●] million if the underwriters exercise their option to purchase additional in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $1,550,000 of the net proceeds from this offering for advancing Phase 1 of our rare earths project in Minas Gerais (the “Alto Paranaiba Project”), approximately $2,145,000 of the net proceeds for our natural graphite project in Minas Gerais (the “Malacacheta Project”), and up to approximately $8,000,000 to pay Atlas Lithium cash in the event Atlas Lithium elects to receive cash in lieu of common stock upon exercise of the Option by the Company. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

OTC Trading Symbol	Our common stock is presently quoted on the OTCQB under the symbol “JUPGF.”

Nasdaq Application	We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “ATCX.” No assurance can be given that our application will be approved.

Risk Factors:	Investing in our securities involves substantial risks. You should carefully review and consider the “Risk Factors” section of this prospectus beginning on page 12 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in this offering.

Lock-up:	We, our directors, and officers have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for 180 days after the date of this prospectus.

Representative’s Warrant:	We will issue to AGP, as representative of the underwriters, at the closing of this offering, warrants to purchase the number of shares of common stock equal to 6% of the aggregate number of shares of common stock sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the five-year period commencing six months after the effective date of the registration statement of which this prospectus forms a part. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the Representative’s Warrant. The exercise price of the Representative’s Warrant will equal 115% of the assumed offering price per share of common stock. See “Underwriting.”

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The number of shares of our common stock outstanding after the completion of this offering is based on [●] shares of our common stock outstanding as of [●], 2025 and reflecting the Reverse Stock Split, and excludes the following, as of the date of this prospectus:

●	[1,210,000] shares of common stock issuable upon the exercise of outstanding options and warrants with a weighted average exercise price of $0.04 per share and a weighted time to expiration of 8.22 years;

●	[●] shares of common stock reserved for the future issuance of awards under our 2016 Stock Incentive Plan;

●	one share of common stock issuable upon the conversion of our outstanding Series A Preferred; and

●	[12,767315] shares of common stock that may be issuable upon the exercise of the Option at the election of Atlas Lithium in the event it elects to be paid in common stock rather than cash.

Except as otherwise indicated herein, all information in this prospectus assumes the following:

●	no exercise of the outstanding warrants or conversion of the Series A Preferred described above;

●	no exercise by the underwriters of their option to purchase additional shares of common stock to cover over-allotments, if any; and

●	no exercise of the Representative’s Warrants.

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SUMMARY FINANCIAL DATA

The following table sets forth our selected financial data as of the dates and for the periods indicated. We have derived the statement of operations data for the years ended December 31, 2024, 2023 and 2022 from our audited financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results.

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2024	2023	2022

Revenue	$667,131	$-	$-
Cost of revenue	$(401,437)	$-	$-
Gross profit	$265,694	$-	$-
Operating expenses:
General and administrative	$(1,054,124)	$(900,943)	$(553,235)
Stock based compensation	$(849,513)	$(115,038)	$(104,140)
Total operating expenses	$(1,903,637)	$(1,015,531)	$(657,375)
Loss from operations	$(1,637,943)	$(1,015,531)	$(657,375)
Other (expense) income:
Finance results	$(31,716)	$(930)	-
Other income (expense)	$(24,577)	$(55,384)	$-
Other income (expense)	$(56,293)	$(56,314)	$-
Loss before income taxes	$(1,694,236)	$(1,071,845)	$(657,375)
Income taxes	$(18,887)	$-	$-
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)

Basic and diluted loss per share
Net loss per share	$(0.13)	$(0.12)	$(0.08)

Weighted-average number of common shares outstanding:
Basic and diluted	13,447,169	9,029,706	8,118,737

Comprehensive loss:
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)
Foreign currency translation adjustment	$(63,575)	$(35,489)	$(6,950)
Comprehensive loss	$(1,776,698)	$(1,107,334)	$(664,325)

	December 31,			As of December 31, 2024		Proforma,
	2024	2023	2022	Actual	Proforma	as adjusted(1)
				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	396,216	92,813	25,438	$
Working capital	(563,949)	(637,684)	4,855
Total assets	2,380,910	417,134	78,866
Current liabilities	1,227,371	734,118	20,583
Other noncurrent liabilities	33,961	4,729	-

Share capital	10,934,470	3,944,961	3,217,623
Accumulated other comprehensive loss	(669,350)	(66,366)	(30,877)
Accumulated deficit	(9,145,542)	(4,200,308)	(3,128,463)
Total stockholders’ equity	1,119,578	(321,713)	58,283
Total liabilities and stockholders’ equity	2,380,910	417,134	78,866

(1)	Pro forma as adjusted balance sheet data reflects the pro forma items described immediately above plus our sale of [●] shares of common stock in this offering at an assumed underwritten offering price of $[●] per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual underwritten offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed underwritten offering would increase or decrease pro forma as adjusted cash, total assets and total stockholders’ deficit by approximately $[●], assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 10% increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash, total assets and total stockholders’ deficit by approximately $[●], assuming that the assumed price to public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These unaudited pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances, and do not include any adjustments in the event the Company elects to exercise the Option to acquire additional mineral rights from Atlas Lithium under the terms of the Option Agreement.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our securities. The occurrence of any of the events or developments described below could harm our business, financial condition, operating results, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Business Risks

Our future performance is difficult to evaluate because we have a limited operating history.

Although we were incorporated in 2016, we only began to implement our current business strategy in 2024. Our current business strategy is focused on the exploration of critical minerals, and, through legacy operations, the exploration of iron and gold as well as quartzite production and sales. While we have had a small amount of revenue from the sale of quartzite mined by us, we have not realized any revenues to date from the sale of other minerals within our portfolio. We have incurred losses since our inception resulting in an accumulated deficit of $9,145,542 as of December 31, 2024, and further losses are anticipated. Our operating cash flow needs have been financed primarily through debt or equity and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate and predict our future performance. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

There is substantial doubt about our ability to continue as a going concern.

We have received an unqualified opinion that included an explanatory paragraph on “going concern” from our independent registered public accounting firm, reflecting substantial doubt about our ability to continue as a going concern. Since we have been in business, we have not been profitable and such condition raises substantial doubt about our ability to continue as a going concern. There is uncertainty regarding our ability to implement our business plan and to grow our business to a greater extent than we can with our existing financial resources without additional financing. Our long-term future growth and success is dependent upon our ability to raise additional capital and implement our business plan. There is no assurance that we will be successful in implementing our business plan or that we will be able to generate sufficient cash from operations, the sale of securities, or the borrowing of funds, on favorable terms or at all. Our inability to generate significant revenue or obtain additional financing could have a material adverse effect on our ability to sustain continued operations, fully implement our business plan or grow our business.

We are an exploration-stage company, and there is no guarantee that our properties will result in the commercial extraction of mineral deposits.

We are engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of minerals. An economic deposit is a mineral property which can be reasonably expected to generate profits upon extraction and commercialization of its minerals after considering all costs involved. Substantially all of our property interests are in the exploration stage. Accordingly, it is unlikely that we will realize profits from these properties in the short term, and we also cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon the development of at least one economic deposit and most likely further exploration and development of other economic deposits, each of which is subject to numerous risks.

Further, we cannot assure you that, even if an economic deposit of minerals is located with respect to our property interests currently in the exploration stage, any of our such interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and constructing mining and processing facilities at a particular site. It is not possible at this time to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, related to the cost and success of our exploration programs. which may be affected by several factors, such as the factors set forth under the heading “We face risks related to mining, exploration and mine construction, if warranted, on our properties” below. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are mined and developed.

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In addition, exploration-stage projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, as well as future feasibility studies. Actual operating costs and economic returns of all exploration projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations, and cash flows may be negatively affected.

Because the probability of an individual prospective mineral deposit ever having reserves is not known, any funds spent on exploration and evaluation may be lost if our properties do not contain any reserves.

We are an exploration stage company, and we have no “reserves” as such term is defined by Regulation S-K 1300. We cannot assure you about the existence of economically extractable mineralization at this time, nor about the quantity or grade of any mineralization we may have found. Because the probability of an individual prospect ever having reserves is uncertain, any funds spent on evaluation and exploration may be lost and our properties may not contain any reserves. Even if we confirm reserves on our properties, any quantity or grade of reserves we indicate must be considered as estimates only until such reserves are mined. We do not know with certainty that economically recoverable minerals exist on our properties. In addition, the quantity of any reserves may vary depending on commodity prices. Any material change in the quantity or grade of reserves may affect the economic viability of our properties. Further, our lack of established reserves means that we are uncertain about our ability to generate revenue from our operations.

We face risks related to mining, exploration and mine construction, if warranted, on our properties.

Our level of profitability, if any, in future years will depend to a great degree on whether our exploration-stage properties can be brought into production. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract a mineral depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital.

We are subject to the effects of changing prices.

Inflation rates have been relatively low and stable over the previous three decades; however, inflation rates rose significantly between 2021 and 2024 due in part to supply chain disruptions and the effects of the COVID-19 pandemic. Although inflation rates have stabilized at a moderate level, future economic shocks, such as those due to tariffs and trade wars, could increase inflation levels going forward. We bear the costs of operating and maintaining our assets, including labor and material costs as well as recertification and dry dock costs. Although we may be able to reduce some of our exposure to price increases through the rates we charge, competitive market pressures may affect our ability to pass along price adjustments, which may result in reductions in our operating margins and cash flows in the future.

We are subject to substantial competition in our markets, which could decrease our market share and profitability in the regions in which we operate.

The critical minerals markets in Brazil, North America, Asia and the other markets in which we will operate are highly competitive. We face consolidated markets with substantial competition from domestic and international competitors.

Our competitive position is impacted by price, logistics, production costs, exchange rate, among other factors. Some of our global competitors have greater financial and marketing resources, larger customer bases and a greater breadth of product offerings than we do. In addition, some of these competitors may be able to obtain financing on terms more favorable than we are. If we are unable to remain competitive, or our competitors are more aggressive in competing with us, this may have a material adverse effect on us.

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Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets, our ability to continue with exploration, and later start the development, commissioning, and mining activities on our existing projects or to acquire additional projects, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable minerals and to develop these into profitable mining activities. We cannot assure you that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth and could result in the failure of our business.

We need, and for the foreseeable future will continue to need, additional equity or debt financing beyond our existing cash to maintain and expand our operations. Until commercial production is achieved from one of our larger projects, we will continue to incur operating and investing net cash outflows associated with, among other items, maintaining and acquiring exploration properties, undertaking ongoing exploration activities and the eventual development of mines. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all.

There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. If we are unable to obtain additional financing as needed, at competitive rates, our ability to fund our current operations and implement our business plan and strategy will be affected, and we would be required to reduce the scope of our operations and scale back our exploration programs and other corporate activities. If such an inability to obtain financing persists, such measures could include eliminating operations or even seeking reorganization, in which case the holders of our securities could lose a substantial part or all of their investment.

Our quarterly and annual revenue, operating results and financial results are likely to fluctuate significantly in future periods.

Our quarterly and annual revenue, operating results and financial results are difficult to predict and may fluctuate significantly from period to period. Our revenues, net income and results of operations may fluctuate as a result of a variety of factors that are outside our control including, but not limited to, lack of sufficient working capital, equipment malfunction and breakdowns, inability to timely find spare machines or parts to fix the broken equipment, regulatory or licensing delays, severe weather phenomena, labor shortages, commodity price fluctuations, cost of key inputs such as fuel and electricity, currency fluctuation.

Our ability to manage growth will have an impact on our business, financial condition and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on several factors, including:

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● our ability to develop existing projects;

● our ability to identify new projects;

● our ability to continue to retain and attract skilled personnel;

● our ability to maintain or enter into relationships with project partners and independent contractors;

● the results of our exploration programs;

● the market prices for our minerals;

● our access to capital;

● our ability to enter into agreements for the sale of our minerals;

● our ability to obtain and maintain requisite licenses and permits;

● global demand for critical minerals;

● the global trade environment and the existence of trade barriers such as tariffs or sanctions;

● volatility resulting from international conflicts or geopolitical tensions;

● natural or man-made disasters and severe climate or weather events;

● government policies with respect to climate change or natural resource conservation; and

● Fluctuations in inflation and currency exchange rates.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Our operations and projects are subject to a range of transitional and physical risks related to climate change.

We believe that climate change has the potential to impact on the regions and sites in which we operate, as well as the surrounding communities. Long-term potential physical climate risks include, but are not limited to, higher temperature in all regions, higher intensity storm events in all regions, impacts to annual precipitation depending upon the latitude and proximity of the site to oceans.

Physical risks related to extreme weather events such as extreme precipitation, flooding, longer wet or dry seasons, flooding and drought conditions, increased temperatures, sea level rise, mine flooding, landslides, wildfires or brushfires, or more severe storms may have financial implications for the business. In particular, the effects of changes in rainfall and intensities, water shortages and changing storm patterns have from time to time adversely impacted, and may in the future adversely impact, our costs, production levels and financial performance.

There is also the potential for disruption to transport routes associated with the distribution of our products. For example, essential roads for entering in our mine sites, may be subject to a risk of flooding due to the potential for an increase in average temperatures, which may be related to climate change. Severe storm events can also result in unpermitted off-site discharges, slope instability, mine pit erosion and structural failures, tailings storage facility overtopping and other impacts, including water storage and treatment facility capacity considerations. Extended dry seasons or unseasonal dry conditions could exacerbate dust generation from operating activities that may require additional controls for continued operation or result in compliance breaches. Changing climatic conditions may also affect the likelihood of meeting closure success criteria and require adjustments to mine site rehabilitation and closure plans. The higher potential for extreme heat conditions may affect equipment efficiency.

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Such events can temporarily slow or halt operations due to physical damage to assets, reduced worker productivity for safety protocols on site related to extreme temperatures or lightening events, worker aviation and bus transport to or from the site, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies, which could have an adverse impact on our results of operations and financial position. Additional financial impacts could include increased capital or operating costs to increase water storage and treatment capacity, obtain or develop maintenance and monitoring technologies, increase resiliency of facilities and establish supplier climate resiliency and contingency plans.

An increase in frequency and duration of extreme weather conditions can be followed by extended power outages. Energy disruptions can have an adverse impact on our results of operations and financial position due to production delays or additional costs to ensure business continuity through reliable sources of on-site power generation. Energy transmission and supply may be impacted by wildfires, which may interrupt electrical power transmission lines to mine sites, and that may pose risks to on-site facilities and energy generators, fuel dispensing systems and supplies. In jurisdictions that rely on purchased hydroelectric power, such as in Brazil, extreme drought and extended dry seasons may impact the electric utility’s water supplies needed to generate hydroelectric power purchased by the mine to run operations, which would result in higher costs and/or limit energy availability for continuity of operations as well as impact our environmental systems and processes.

Our operations and projects are subject to a range of risks related to transitioning the business to meet regulatory, societal and investor expectations for operating in a low-carbon economy.

Climate change and the transition to a low-carbon economy is expected to impact on our operations in a number of ways. Mining activities are an energy and fuel intensive business, currently resulting in a significant carbon footprint. Transitioning to a low-carbon economy will require significant investment and may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change. Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to the business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels.

Policy and regulatory risk related to actual and proposed changes in climate- and water-related laws, regulations and taxes developed to regulate the transition to a low-carbon economy may result in increased costs for our operations and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Regulatory uncertainty may cause us to incur higher costs and lower economic returns than originally estimated for new projects and operations, including closure reclamation obligations.

The development and deployment of technological improvements or innovations will be required to support the transition to a low-carbon economy, which could result in write-offs and early retirement of existing assets, increased costs to adopt and deploy new practices and processing including planning and design for mines, development of alternative power sources, site level efficiencies and other capital investments. Our investments in these technologies may also expose us to legal, operational and reputational and other risks. The pace of development of such technologies may be inadequate, such technologies may be insufficient, and we may not be able to deploy such technologies at a commercial scale.

There will be varied and complex market impacts due to climate change and the transition to a low-carbon economy. There will be shifts in supply and demand for certain commodities, products and services in connection with evolving consumer and investor sentiments. Market perceptions of the mining sector, and, in particular, the role that certain metals will or will not play in the transition to a low-carbon economy remains uncertain. Potential financial impacts may include reduced investment in certain minerals due to shifts in investor sentiment, increased production costs due to changing input prices, re-pricing of land valuation and assets, potential cost increases by insurers and lenders, and potential increases in taxation of the mining and metals sector.

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Should the mining and metals sector not respond quickly enough to meeting globally accepted science-based reductions required to mitigate the long-term impacts of climate change, industry members may be subject to an increased risk of future climate litigation. In the U.S. and Canada, lawsuits have been filed against oil and gas companies to assign liability for climate-related impacts. Over time, litigation may also apply to other resource intensive sectors that fail to set and/or meet long-term reduction targets. While we are not currently subject to any lawsuits related to climate, no assurances can be provided that similar suits will not be brought in the future.

There is currently no generally accepted global definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), and therefore no assurance is or can be given that we will meet any or all investor expectations.

We are vulnerable to concentration risks because our operations are currently exclusive to Brazil.

Our mining activities are currently entirely focused on Brazil. Because of our geographic concentration, our operations are more vulnerable to local economic downturns and adverse project-specific risks than those of larger, more diversified companies.

We may not realize the anticipated benefits of the Option Agreement (as defined below) with Atlas Lithium, and if we are unable to consummate the transactions contemplated thereby, we will be unable to explore and develop the mineral rights that we would acquire under the Option Agreement.

Exercising the Option entered into with Atlas Lithium would materially increase the number of our mineral rights owned and available for exploration activities.

We may be unable to exercise the Option for a number of reasons. For example, Atlas Lithium may in its discretion elect to receive consideration for the Option Agreement exercise in the form of cash or our common stock. If Atlas Lithium requires payment in cash, we will be unable to exercise the Option Agreement unless we are able to arrange financing prior to the expiration of the term of such Option Agreement, and there can be no assurance that we would be able to arrange such financing on a timely basis or at all. The Option Agreement also provides that we may only exercise the Option Agreement upon or within twelve months after filing a Registration Statement on Form F-1 in connection with an uplisting of our common stock to Nasdaq. Although we have applied to list our common stock on Nasdaq, no assurance can be given that our application will be approved. Furthermore, our reputation may be negatively impacted if we fail to exercise the Option Agreement, and such reputational harm could affect our ability to enter into future agreements to acquire mineral rights on terms that are favorable to us, or at all.

We are dependent upon information technology and operational technology systems, which are subject to disruption, damage, failure or cybersecurity attacks and risks associated with implementation, upgrade, operation and integration.

Our business operations rely heavily on technology platforms and systems to manage and optimize our diverse mining assets. These systems are critical to ensuring safety, operational efficiency, cost management, and meeting environmental, social, and governance (ESG) objectives. However, the increasing sophistication of cybersecurity threats, coupled with the adoption of emerging technologies such as artificial intelligence (AI), automation, and cloud-based platforms, poses important risks to our operations, financial performance, and reputation.

Our systems, as well as those of our third-party service providers, vendors, and partners, face a wide range of cybersecurity threats, including: Ransomware, malware, and phishing schemes targeting critical systems and sensitive data; unauthorized access and breaches affecting intellectual property, financial information, and operational data; vulnerabilities introduced through supply chain dependencies and third-party security weaknesses; human error, design flaws, and system misconfigurations.

The adoption of new technologies and the adoption of remote and flexible work arrangements enhances our operational capabilities but introduces additional risks. AI, for example, has the potential to improve efficiency and safety, it also presents unique vulnerabilities, including algorithmic biases that could lead to inaccurate decisions or unintended outcomes; data integrity risks, such as manipulation or corruption of datasets used to train AI systems; unauthorized access or exploitation of AI-powered systems, potentially compromising operations or sensitive data.

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Additionally, the increased interconnectivity of automated and cloud-based systems and increase of remote workforce expands our cyber-attack surface, requiring heightened vigilance and advanced security measures.

Our cybersecurity program is designed to protect our technology platforms and address risks associated with the implementation of emerging technologies. While these efforts are designed to align with industry’s best practices, no system can eliminate all risks, especially given the pace of technological advancement and the evolving nature and increased frequency of cyber threats. In addition, we do not carry specific cybersecurity insurance to help mitigate such costs due to increased premiums and limited market availability.

Therefore, a successful cyberattack or other cybersecurity incident could result in future production and operational downtimes, data corruption, and unauthorized disclosure of sensitive information. Any material breaches, disruptions, or loss of business-critical information, our systems and procedures for preparing and protecting against such attempts and mitigating such risks may prove to be insufficient against future attacks. These events may subject us to significant expenses, remediation costs, disputes, financial losses, regulatory actions or investigations, litigation, reputational harm, and delays in the deployment of critical technologies, that could result in damages, material fines and penalties, and harm to our reputation, any of which could have a significant effect on our financial condition, results of operations, liquidity, and cash flows. The risks associated with the implementation of emerging technologies, if not effectively mitigated, could undermine the benefits of these advancements and impact our competitive position.

In addition, we are subject to various legislation, regulations, directives and guidelines from federal, state, local and foreign agencies, that are intended to strengthen cybersecurity measures required for information and operational technology, and that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information. Failure to comply with any of applicable legal requirements could result in enforcement action against us, including fines, which could harm our reputation and have a significant effect on our financial condition, results of operations, liquidity, and cash flows.

We depend upon Marc Fogassa, our Founder, Chief Executive Officer and Chairman.

Our success is largely dependent upon the personal efforts of Marc Fogassa, our Founder, Chief Executive Officer and Chairman. The loss of the services of Mr. Fogassa would have a material adverse effect on our business and prospects. See “Management.”

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

Our ability to recruit and assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees, and our inability to successfully do so will adversely affect our plans.

We expect significant growth in the number of our employees if we determine that a mine at any of our properties is commercially feasible, we are able to raise sufficient funding and we elect to develop the property. This growth will place substantial demands on us and our management. Our ability to assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees. We will also have to adopt and implement new systems in all aspects of our operations. This will be particularly critical in the event we decide not to use contract miners on any of our properties. We have no assurance that we will be able to recruit the personnel required to execute our programs or to manage these changes successfully.

Our workforce will be represented by labor unions and therefore be subject to collective bargaining agreements.

Production at our mines will be dependent upon the efforts of our employees and, consequently, our maintenance of good relationships with our employees. Due to union activities or other employee actions, we could experience labor disputes, work stops or other disruptions in production that could adversely affect us.

A portion of our workforce will be represented by labor unions, as mandated under Brazilian law, and will therefore be subject to collective bargaining agreements, and if we are unable to enter into new agreements or renew existing agreements before they expire, our workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt our ability to provide services to our customers.

We cannot predict the outcome of future negotiations of collective bargaining agreements covering potential future employees.

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Certain executive officers and directors may be in a position of conflict of interest.

Marc Fogassa, our Founder, Chief Executive and Chairman, also serves as chief executive officer and chairman of Atlas Lithium Corporation. Rodrigo Nazareth Menck, our Chief Financial Officer and Treasurer, is a director at Atlas Lithium. Joel de Paiva Monteiro, Esq., one of our directors, is the Vice President of Administration, ESG Chief, and Secretary of Atlas Lithium. Areli Nogueira da Silva Júnior, one of our directors, is the Vice President of Mineral Exploration at Atlas Lithium. Atlas Lithium has significant equity ownership in us. These executives’ and directors’ services to both us and Atlas Lithium may result in potential conflicts of interest arising from their divided responsibilities and loyalties. As a result, they might not be able to devote sufficient time and attention to each company, which could negatively impact decision-making and performance. Furthermore, when new corporate opportunities are introduced to such executive officers or directors, potential conflicts of interest may arise in how such corporate opportunities are allocated between us and Atlas Lithium. Any decision made by such persons involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, any such officer or director will declare, and refrain from voting on, any matter in which they may have a material interest.

Regulatory and Industry Risks

The mining industry subjects us to several risks.

In our operations, we are subject to the risks normally encountered in the mining industry, such as:

● the discovery of unusual or unexpected geological formations;

● accidental fires, floods, earthquakes or other natural disasters;

● unplanned power outages and water shortages;

● controlling water and other similar mining hazards;

● operating labor disruptions and labor disputes;

● the ability to obtain suitable or adequate machinery, equipment, or labor;

● our liability for pollution or other hazards; and

● other known and unknown risks involved in the conduct of exploration and operation of mines.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially, our financial viability.

Our operations and mineral projects will be subject to significant governmental regulations, including extensive environmental laws and regulations.

Mining activities in Brazil are subject to extensive federal, state, and local laws and regulations governing environmental protection, natural resources, exploration, development, production, post-closure reclamation costs, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations can be substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses, or restrictions on, or suspensions of our operations and delays in the exploration and eventual development of our properties.

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Our current and future activities in the mining space are and will continue to be subject to extensive laws and regulations governing land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact our closure processes and operations.

Increased global attention or regulation of consumption of water by industrial activities, as well as water quality discharge, and restricting or prohibiting the use of cyanide and other hazardous substances in processing activities could similarly have an adverse impact on our results of operations and financial position due to increased compliance and input costs.

We will be required to obtain governmental permits in order to conduct development and eventual mining operations, a process which is often costly and time-consuming.

We are required to obtain and renew governmental permits for our exploration activities and, prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits. Obtaining and renewing governmental permits is a complex, costly and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew the permits that are necessary for our planned operations, or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties, which in turn could materially adversely affect our future revenues and profitability. In addition, key permits and approvals may be revoked or suspended or may be changed in a manner that adversely affects our activities.

Private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. Obtaining the necessary government permits involves numerous jurisdictions, public hearings and possibly costly undertakings. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards, and the rules on land development and reclamation. They also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors and employees. In connection with our current exploration activities, we may incur environmental costs that could have a material adverse effect on our financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy.

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Moreover, government authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other mining companies many years ago at sites located on properties that we currently own or formerly owned. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows.

Our operations are subject to substantial health and safety regulations.

Our operations are subject to extensive and complex laws and regulations governing worker health and safety across our operating regions, and our failure to comply with applicable legal requirements can result in substantial penalties. Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, leading to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on our results of operations and financial position.

Our operations are inspected on a regular basis by government regulators who may issue citations and orders when they believe a violation has occurred under local mining regulations. If inspections result in an alleged violation, we may be subject to fines, penalties or sanctions and our operations could be subject to temporary or extended closures.

In addition to potential government restrictions and regulatory fines, penalties or sanctions, our ability to operate and thus our results of operations and financial position could be adversely affected by accidents, injuries, fatalities, or events that impact our workforce or that otherwise are, or are perceived to be, detrimental to the health and safety of our employees, the environment or the communities in which we operate.

Mineral prices are subject to unpredictable fluctuations.

Portions of our revenues may come from the extraction and sale of minerals. Our level of profitability, if any, in future years will depend to a great degree on the prices of minerals set by global markets. The price of minerals may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on the price of minerals, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted.

We are dependent on the continued recognition of and validity of the title to our mineral rights, and preserving title may be costly.

We rely on the continued validity of our mineral rights to each of our mineral properties. Any challenge to the title to our mineral rights would proceed as a petition to ANM, and such a challenge would be costly. In addition, ANM has the authority to determine the boundaries of mineral rights in Brazil, which is normally done to accommodate new and unforeseen events, including, by way of example, the passage of a new electric grid or the creation of a new environmental preserve. Depending on the number of mineral rights impacted, any change in the boundaries of our mineral rights could potentially affect a given project.  In the unlikely event of a successful challenge to ANM that we are not the rightful owner of a mineral right that is currently titled to us, following an administrative process, and appeal, or in the event of a change in the boundaries of our mineral rights, such successful challenge or alteration of boundaries may have a material adverse effect on our planned operations, and result in significant financial losses that affect our business as a whole.

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As a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a domestic issuer, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us then there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices and to comply with United States generally accepted accounting principles, as opposed to IFRS. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Common Share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit option, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. To the extent we rely on these or other exemptions you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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Country and Currency Risks

Substantially all of our assets are located in Brazil and substantially all of our revenue are derived from our operations in such country. Accordingly, our results of operations will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in Brazil.

The economic, political and social conditions, as well as government policies, of Brazil could affect our business. Economic growth could be uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future Brazil’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to become profitable.

Our ability to execute our business plan depends primarily on the continuation of a favorable mining environment in Brazil and our ability to freely sell our minerals.

Mining operations in Brazil are heavily regulated. Concurrently, the Brazilian government has taken an active role in supporting the development of its domestic rare earth mining and processing industry, including, without limitation, by allocating financial resources to finance important mineral projects, including rare earths. Such government support is of material importance to the Company and the emerging Brazilian rare earths industry due to, among other factors, the presence of established foreign industry leaders and nations, such as China, which aggressively support their rare earths industry. Any significant change in mining legislation, government support of our industry, or other changes in Brazil’s current mining environment may slow down or alter our business prospects. Further, countries in which we may wish to sell our mined minerals may impose special taxes, tariffs, or otherwise place limits and controls on consumption of our mined minerals, including tariffs or trade restrictions imposed by the new U.S. presidential administration.

The perception of Brazil by the international community may affect us.

Brazil’s political environment and its environmental policies, in particular the preservation of the Amazon rain forest, are continuously scrutinized by the global media. If Brazil’s political environment, regulations or policies are perceived to be, inadequate, unfavorable or hostile by foreign customers or investors, we may lose the interest of investor groups or potential buyers of our minerals, which will have a negative impact on us.

Exposure to foreign exchange fluctuations and capital controls may adversely affect our costs, earnings and the value of some of our assets.

Our reporting currency is the U.S. dollar; however, we conduct our business in Brazil utilizing the Brazilian real. A large portion of our operating expenses are incurred in Brazilian real. An appreciation of the Brazilian real against the U.S. dollar would increase our costs in U.S. dollar terms. Our consolidated financials are directly impacted by movements in the Brazilian real to U.S. dollar exchange rate.

While not expected, Brazil may choose to adopt measures to restrict the entry of U.S. dollars or the repatriation of capital across borders. These measures would have a number of negative effects on us, reducing the immediately available capital that we could otherwise deploy for investment opportunities or the payment of expenses, and the ability to repatriate any profits.

Common Stock Risks

Our common stock price may be volatile.

The market price of our common stock has been and is likely to continue to be volatile and could fluctuate in price in response to various factors, many of which are beyond our control, including the following:

● our ability to grow revenues;

● our ability to achieve profitability;

● our ability to raise capital when needed;

● our ability to execute our business plan;

● legislative, regulatory, and competitive developments; and

● economic and external factors.

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In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of any company. These market fluctuations may also materially and adversely affect the market price of our common stock regardless of our actual operations and the results from those operations.

There is no assurance that an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Since we became a publicly traded company in July 2016, there has been a limited public market for shares of our common stock on the OTCQB. We currently do not yet meet the initial listing standards of the Nasdaq Capital Market, and, although we have applied to list our common stock on the Nasdaq Capital Market concurrently upon completion of this offering, no assurances can be given that we will be successful. Until our common stock is listed on that market or a broader exchange, we anticipate that it will remain quoted on the OTCQB. In that venue, investors may find it difficult to obtain accurate quotations as to the market value of our common stock. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect liquidity. This could also make it more difficult to raise additional capital.

We cannot predict the extent to which investor interest in our Company will lead to the development of a more active trading market while our stock is quoted on the OTCQB, whether we will meet the initial listing standards of the Nasdaq Capital Market, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of the shares of our common stock that you buy.

Our common stock is currently defined as a “penny stock” and the rules imposed on the sale of the shares may affect your ability to resell any shares you may purchase, if at all.

Our common stock currently trades below $5.00 per share and is therefore defined as a “penny stock” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements on broker dealers who sell our securities. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser’s written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may consequently affect a stockholder’s ability to resell any of our shares in the public markets.

We do not intend to pay regular future dividends on our common stock and thus stockholders must look for appreciation of our common stock to realize a gain on their investments.

We have never paid a dividend, and we do not have any plans to pay dividends in the foreseeable future. Our future dividend policy is within the discretion of our Board of Directors and will depend upon various factors, including future earnings, if any, our capital requirements and general financial condition, and other factors. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur or may occur only over a longer timeframe.

We may need additional capital and seek to raise additional funds, finance acquisitions, or develop strategic relationships. We may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs, including to finance acquisitions and develop strategic partnerships, may require us to sell additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We may largely finance our operations by issuing equity securities, which may materially reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences, and privileges senior to those of our existing common stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on the ownership interest of existing common stockholders, which could cause the market price of our common stock to decline. The holders of any debt securities or instruments that we may issue could have rights superior to the rights of our common stockholders.

To grow our business and remain competitive, we may also require additional capital from time to time through the issuance of debt or the issuance or sale of other securities or instruments senior to our common stock for our daily operation. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in our industry;

●	our ability to prove reserves in each of our properties and, ultimately, commence commercial extraction on each of our properties;

●	our future profitability, overall financial condition, results of operations and cash flows; and

●	economic, political and other conditions in the U.S., Brazil and other international jurisdictions.

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We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

Our Series A Preferred has the effect of concentrating voting control over us in Marc Fogassa, our Chief Executive Officer and Chairman.

One share of our Series A Preferred is issued, outstanding and held since July 2016 by Marc Fogassa, our Founder, Chief Executive Officer and Chairman. The Certificate of Designations, Preferences and Rights of our Series A Preferred provides that for so long as Series A Preferred is issued and outstanding, the holders of Series A Preferred shall vote together as a single class with the holders of our common stock, with the holders of Series A Preferred being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred then outstanding, and the holders of common stock and any other class or series of capital stock entitled to vote with the common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. As a result, you may have limited ability to impact our operations and activities.

Marc Fogassa, our Founder, Chief Executive Officer and member of our Board of Directors, owns greater than 50% of our voting securities, which would cause us to be deemed a “controlled company” under the rules of Nasdaq.

As a result of his ownership of and the one issued and outstanding share of our Series A Preferred, as well as ownership of our common stock and his ownership of voting securities of Atlas Lithium, Mr. Fogassa, our Founder, Chief Executive Officer and Chairman, currently controls approximately 83.3% of the voting power of our securities.

Risks Related to World Events

Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations.

Materials and products imported into the EU, the United States and other countries are subject to import duties. In addition, we cannot predict whether future Brazilian, U.S. or international laws, regulations or specific or broad trade remedy actions or international agreements may impose additional duties or other restrictions on exports of minerals from Brazil. Any such changes in legislation and government policy may have a material adverse effect on our business. For example, in recent periods, the U.S. government has announced and, in particular following the U.S. presidential election in November 2024, may continue to announce, various import tariffs on goods imported from certain trade partners, such as the EU and China, which have resulted, and may continue to result, in reciprocal tariffs on goods exported from the United States to such trade partners. An escalating global trade war, including between the United States and China, could harm our business and growth prospects. Trade barriers and other governmental action related to tariffs or international trade agreements around the world have the potential to decrease demand for our minerals and adversely impact the markets in which we operate.

A resurgence of the COVID-19 pandemic, or the emergence of a new pandemic, may adversely affect our business.

A resurgence of the COVID-19 pandemic, or the emergence of a new pandemic, may adversely affect our business. In the recent past, the spread of COVID-19 caused public health officials in both Brazil and the U.S. to recommend precautions to mitigate the spread of the virus, especially as to international travel. In addition, certain states and municipalities in both countries enacted quarantine and “shelter-in-place” regulations and at times required non-essential businesses to close. There is no certainty that a resurgence of COVID-19, or a new pandemic, will not occur with restrictions imposed again in response. It is unclear how such restrictions, if put in place again, would contribute to a general slowdown in the global economy and would affect our business.

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An escalation of the current war in Ukraine and the recent conflict in the Middle East, generalized conflict in Europe or the emergence of conflict elsewhere may adversely affect our business.

Global markets have experienced, and may continue to experience, volatility and disruption following the escalation of geopolitical tensions, including the ongoing war in Ukraine, recent conflicts in the Middle East, rising tensions between China and Taiwan, the relationship between China and the United States, and other sources of geopolitical uncertainty and instability. The length and impact of these ongoing military and economic conflicts is highly unpredictable. Such geopolitical events, terrorist or other attacks, wars (or threatened wars) or international hostilities may lead to armed conflict or acts of terrorism in other parts of the world, which in turn may contribute to further economic instability in the global financial markets and international commerce. While much uncertainty remains regarding the global impacts of the war in Ukraine and the recent conflict in the Middle East, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties, such as our customers and suppliers, may be impacted by these conflicts, which could adversely affect our operations. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Risks Relating to the Marshall Islands

We are incorporated in the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States of America. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Further, the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of our bankruptcy, there may be a delay in bankruptcy proceedings and the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding.

Service of process and enforcement of judgments may be more difficult.

We are incorporated under the laws of the Marshall Islands. Substantially all of our assets and a majority of our directors and officers are located in Brazil. As a result, investors could experience more difficulty effecting service of process upon us and our directors and officers, or enforcing judgments obtained against us or our directors and officers, including with respect to matters arising under United States federal securities laws or applicable state securities laws. Even if an investor obtains a judgment against us or our directors or officers in a United States court or other court outside of the Marshall Islands, an investor may not be able to enforce such judgment against us or them in the Marshall Islands.

Risks Related to This Offering and the Reverse Stock Split

Our stock price may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be volatile, may fluctuate substantially, and may be higher or lower than the underwritten offering price. Our common stock may also be subject to rapid and substantial price volatility. There have been recent instances of extreme stock price run-ups followed by rapid price declines following initial public offerings, with stock price volatility seemingly unrelated to company performance, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. First, our shares of common stock are likely to be more sporadically and thinly traded than that of larger, more established companies. As a consequence of this lack of liquidity, the trade of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price of our common stock could, for example, decline precipitously in the event that a large number of our shares are sold on the market without commensurate demand as compared to a seasoned issuer that could better absorb those sales without adverse impact on its stock price. Second, we are a speculative investment due to our limited operating history in our current business strategy, not being profitable, and being an exploration stage company with no guarantee that our properties will result in the commercial extraction of mineral deposits. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a relatively large public float.

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In addition, the market price of our common stock is also subject to significant fluctuations in response to, among other factors:

●	changes to our industry, including demand and regulations;

●	failure to achieve commercial extraction of mineral deposits from any of our properties;

●	absence of any reserves contained within our properties, and loss of any funds spent on exploration and evaluation;

●	we may not be able to compete successfully against current and future competitors;

●	competitive pricing pressures;

●	our ability to obtain working capital financing as required;

●	additions or departures of key personnel;

●	sales of our common stock;

●	our ability to execute our business plan;

●	operating results that fall below expectations;

●	any major change in our management;

●	changes in accounting standards, procedures, guidelines, interpretations or principals; and

●	economic, geo-political and other external factors, particularly within the country of Brazil, including any potential change in Brazil’s policy of economically supporting the development of domestic rare earth mining and processing industries.

Many of these factors are beyond our control and may decrease the market price of our common stock. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

Furthermore, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. If the market price of our common stock after this offering does not exceed the per share underwritten offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Further, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

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You will experience dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a future financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and potentially substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to investors in this offering.

You will experience dilution in the event we exercise the Option (as defined below) with Atlas Lithium, and Atlas Lithium elects to receive the exercise price in shares of our common stock.

Under the terms of the Option Agreement (as defined below), we may elect to exercise the Option to acquire additional mineral rights from Atlas Lithium. Atlas Lithium may in its discretion elect to receive consideration to be paid by us upon exercise of the Option in the form of cash or our common stock. In the event Atlas Lithium elects to receive the exercise price in shares of our common stock, the number of shares of our common stock issued and outstanding will increase by 12,767,315 shares, resulting in additional material dilution to our stockholders.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment will likely be limited to the value of our common stock. Since we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, stock price appreciation, if any, will be your sole source of gain.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our Board of Directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Currently, we intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, appreciation, if any, in the market price of our common stock will be your sole source of gain for the foreseeable future

Our controlling shareholder, Mr. Fogassa, has substantial influence over our Company and his interests may not be aligned with the interests of our other stockholders, which may discourage, delay or prevent a change in control of our Company, which could deprive our stockholders of an opportunity to receive a premium for their securities.

As of the date of this prospectus, our controlling shareholder, Mr. Fogassa, directly and indirectly through his control of Atlas Lithium, controls approximately 83.3% of the voting power in us. As a result, Mr. Fogassa has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in our control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our Company and may reduce the price of our common stock.

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The underwritten offering price per share of common stock will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors in this offering will incur immediate dilution of $[●] per share, based on the assumed offering price of $[●] per share of common stock, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering for exploration, including drilling and assessment of deposits and reserves, if any, as well as capital expenditures, and working capital. We may also use our net proceeds to acquire and invest in complementary technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or enhance the value of our securities.

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Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

The Reverse Stock Split could cause our stock price to decline relative to its value before the split and decrease the liquidity of shares of our common stock.

We intend to effect a Reverse Stock Split of our issued and outstanding common stock effective prior to our potential uplisting to the Nasdaq Capital Market in order to achieve a sufficient increase in our stock price to enable us to qualify for listing. There is no assurance that that the Reverse Stock Split will not cause an actual decline in the value of our outstanding common stock. The liquidity of the shares of our common stock may be affected adversely by the Reverse Stock Split given the reduced number of shares that will be outstanding following the Reverse Stock Split, especially if the market price of our common stock does not increase as a result of the Reverse Stock Split. In addition, the Reverse Stock Split may increase the number of stockholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Following the Reverse Stock Split, we cannot assure you that we will be able to maintain compliance with listing standards of the Nasdaq Capital Market.

We have applied to list our common stock on the Nasdaq Capital Market in connection with this offering. Assuming that our application is approved, following the Reverse Stock Split, we expect that our common stock will be eligible to be quoted on the Nasdaq Capital Market. For our common stock to be so listed, we must meet the current listing standards of the Nasdaq Capital Market, including the minimum bid price requirement. There can be no assurance that the market price of our common stock following the Reverse Stock Split will remain at the level required for continuing compliance with the minimum bid price requirement of the Nasdaq Capital Market. It is not uncommon for the market price of a company’s common stock to decline in the period following a Reverse Stock Split. If the market price of our common stock declines following the effectuation of the Reverse Stock Split, the percentage decline may be greater than would occur in the absence of a reverse stock split. In addition, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain the minimum bid price requirement of the Nasdaq Capital Market. If we fail to comply with the minimum bid price requirement, our securities could be delisted.

In addition to the minimum bid price requirement for continuing compliance with the Nasdaq Capital Market continued listing standards, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to maintain a listing of our common stock on the Nasdaq Capital Market. For example, we may lose an independent director on our Audit Committee, who cannot readily be replaced. Our failure to meet these requirements may result in our common stock sold in this offering being delisted from the Nasdaq Capital Market, irrespective of our compliance with the minimum bid price requirement.

If our common stock were to be delisted from the Nasdaq Capital Market, our common stock could revert to being quoted on the OTCQB or another over-the-counter platform following any delisting from Nasdaq Capital Market. Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, as we are seeking additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.

Risks Related to Being a Public Company

Our management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of our securities, and increase our cost of raising capital.

There can be no assurance that our management will not identify any material weaknesses in our internal control over financial reporting in the future, and if such material weaknesses are identified, as to how quickly or effectively we can remediate them. Any failure to remedy additional weaknesses or deficiencies in our internal control over financial reporting that may be discovered in the future or to implement new or improved controls, or difficulties encountered in the implementation of such controls, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could, in turn, affect the future ability of our management to certify that our internal control over financial reporting is effective. Ineffective internal control over financial reporting could also subject us to the scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in our reported financial information and subject us to civil or criminal penalties or shareholder litigation, which could have an adverse effect on the trading price of our securities. In addition, if we identify additional deficiencies in our internal control over financial reporting, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. Furthermore, additional deficiencies could result in future non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Such non-compliance could subject us to a variety of administrative sanctions, including review by the SEC or other regulatory authorities.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act and other applicable securities laws and regulations. Contingent upon the outcome of our application to be listed on the Nasdaq Capital Market, we also expect to be subject to the Nasdaq Listing Rules. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly. Being a public company and being subject to such rules and regulations also makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of common stock in this offering will be approximately $[●], or approximately $[●] if the underwriters exercise in full their option to purchase additional shares of common stock, based on an assumed underwritten offering price of $[●] per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed underwritten offering price per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $[●], or approximately $[●] if the underwriters exercise their over-allotment option in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect the net proceeds of this offering to be used in the following order of priorities:

(1)	An expected allocation of $1,550,000 for the costs of a Phase 1 drilling campaigns and other technical studies needed to produce a technical report summary in accordance with Regulation S-K 1300 with respect to our rare earths project in Minas Gerais state (the “Alto Paranaiba Project”);

(2)	An expected allocation of up to $2,145,000 for the costs of drilling campaigns and other technical studies needed to produce a technical report summary in accordance with Regulation S-K 1300 with respect to our natural graphite project in Minas Gerais state (the “Malacacheta Project”);

(3)	An expected allocation of up to $8,000,000 for the exercise price of the Option to Atlas Lithium in the event Atlas Lithium elects to receive all or a portion of the exercise price of the Option in cash rather than shares of common stock; and

(4)	Any surplus funds, or any funds available due to the exercise price of the Option to Atlas Lithium not being paid entirely in cash, if any, shall be used for Phase 2 and Phase 3 of exploration of the Alto Paranaiba Project, general working capital purposes, and as cash reserves, at the discretion of management.

The expected use of net proceeds of this offering as listed above represents our current intentions based upon our present plan and business conditions. The actual amounts and timing of our actual use of net proceeds will vary depending on numerous factors, and management shall have broad discretion to modify the above list of priorities as new information is obtained. We have presumed that we will receive aggregate gross proceeds of $[●] from this offering (excluding any proceeds received from exercise of the over-allotment option by the underwriters, if any) and will incur approximately $[●] in offering costs, commissions and fees.

The use of the proceeds listed above represents management’s estimates based upon current business and economic conditions. Although we do not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of the proceeds of this offering could differ materially from those set forth above as a result of several factors including those set forth under “Risk Factors” and elsewhere in this prospectus.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

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DETERMINATION OF OFFERING PRICE

Prior to this offering, there was a limited public market for our common stock. We and the underwriters will determine at what price we may sell the common stock offered by this prospectus. As of [●], 2025, the closing bid price for our common stock as reported on the OTCQB was $[●] per share. The principal factors to be considered when determining the underwritten offering price include:

●	our negotiation with the investors;
●	the information set forth in this prospectus;
●	our history and prospects and the history and prospects for the industry in which we compete;
●	our past and present financial performance;
●	our prospects for future earnings and the present state of our development;
●	the general condition of the securities market at the time of this offering;
●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
●	other factors deemed relevant by the underwriters and us.

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MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market and Other Information

Our common stock is quoted on the OTCQB under the symbol “JUPGF” and quotations for our common stock are available on otcmarkets.com. We have applied to list our common stock under the symbol “ATCX” on the Nasdaq Capital Market. No assurance can be given that our application will be approved, and we will not consummate this offering unless our common stock is approved for listing on the Nasdaq Capital Market.

The following tables set forth, for each of the quarterly periods indicated, the range of high and low sales prices, in U.S. dollars, for our common stock for the first fiscal quarter of 2025 each fiscal quarter of 2024 and 2023.

	Year Ended
	December 31, 2025
	High	Low
First (01/01 - 03/31)	$0.99	$0.65
Second (04/01 – 06/30)	$1.08	$0.51

	Year Ended
	December 31, 2024
	High	Low
First (01/01 - 03/31)	$0.90	$0.61
Second (04/01 - 06/30)	$1.02	$0.55
Third (07/01 - 09/30)	$1.10	$0.45
Fourth (10/01 - 12/31)	$0.76	$0.49

	Year Ended
	December 31, 2023
	High	Low
First (01/01 - 03/31)	$1.49	$0.63
Second (04/01 - 06/30)	$3.75	$0.80
Third (07/01 - 09/30)	$1.03	$0.81
Fourth (10/01 - 12/31)	$0.98	$0.59

Dividend Policy

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2024 on:

●	an actual basis;

●	on a pro forma basis to reflect, as of the date of this prospectus, additional pro forma adjustments needed, if any; and

●	on a pro forma as adjusted basis to reflect the pro forma adjustments and the sale by us of an assumed [●] shares of common stock at an assumed underwritten offering price of $[●] per share which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ over-allotment option, after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

The following table does not reflect the issuance of up to 12,767,315 shares of common stock in the event the Option is exercised and Atlas Lithium elects to receive the exercise price in such shares of common stock rather than cash.

The pro forma as adjusted information in this table is unaudited and is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual underwritten offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Summary Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as well as the financial statements and the notes included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma, as Adjusted (1)

Cash and cash equivalents	$396,216

Series A Convertible Preferred Stock, $0.001 par value. one share authorized; one share issued and outstanding; pro forma and pro forma as adjusted.	1	1	1
Common stock, $0.001 par value. 190,000,000 shares authorized; 33,336,729 shares issued and outstanding, actual; 190,000,000 shares authorized, [●] shares issued and outstanding, pro forma; 190,000,000 shares authorized, [●] shares issued and outstanding, pro forma as adjusted.	33,337
Additional paid-in capital	10,901,133
Accumulated other comprehensive loss	(669,350)			)
Accumulated deficit	(9,145,542)			)
Total stockholders’ equity	1,119,578
Non-controlling interest	-
Total stockholders’ equity	1,119,578
Total liabilities and stockholders’ equity	$2,380,910

(1)	Each $1.00 increase (decrease) in the assumed underwritten offering price of $[●] per share of common stock, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total stockholders’ (deficit) equity and total capitalization by approximately $[●], assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 10% increase (decrease) of shares of common stock offered by us would increase (decrease) each of cash, total stockholders’ (deficit) equity and total capitalization by approximately $[●], assuming that the assumed underwritten offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual underwritten offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding after the completion of this offering is based on [●] shares of our common stock outstanding as of December 31, 2024, and excludes the following:

●	236,667 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.93 per share and weighted average time to expiration of 1.85 years;
●	800,000 shares of common stock reserved for the future issuance of awards under our 2016 Stock Incentive Plan;
●	12,767,315 shares of common stock that could be issued as consideration pursuant to the Option Agreement;
●	One share of common stock issuable upon the conversion of our outstanding Series A Preferred; and
●	The effect of the proposed Reverse Stock Split.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the assumed underwritten offering price per share of common stock in this offering and the as adjusted net tangible book value per share immediately after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities less debt discounts, by the number of our outstanding common stock as of December 31, 2024. Our historical net tangible book value as of December 31, 2024, was $[●] or $[●] per share based upon shares of common stock outstanding on such date.

Our pro forma net tangible book value as of the date of this prospectus is $[●] or $[●] per share of common stock. The following table does not reflect the issuance of shares of common stock in the event the Option is exercised and Atlas Lithium elects to receive the exercise price in shares of common stock rather than cash.

After giving effect to our receipt of approximately $[●] of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from our sale of common stock in this offering at an assumed underwritten offering price of $[●] per share of common stock, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2024, would have been approximately $[●], or $[●] per share. This amount represents an immediate increase in net pro forma tangible book value of $[●] per share of our common stock to existing stockholders and an immediate dilution in the pro forma net tangible book value of $[●] per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed underwritten offering price			$	[●]

Historical net tangible book value (deficit) per share as of December 31, 2024		$0.03

Pro forma increase in net tangible book value per share attributable to the adjustments described above	$	[●]
Pro forma net tangible book value as of December 31, 2024	$	[●]

Increase in pro forma net tangible book value per share attributable to investors participating in this offering	$	[●]

Pro forma as adjusted net tangible book per share value immediately after this offering			$	[●]

Dilution per share to net investors in this offering			$	[●]

The dilution information discussed above is illustrative only and will change based on the actual underwritten offering price and other terms of this offering to be determined at pricing. Each $1.00 increase (decrease) in the assumed underwritten offering price of $[●] per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share by approximately $[●], or by approximately $[●] per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 10% increase (decrease) in the number of shares offered by us would increase (decrease) the pro forma net tangible book value per share by approximately $[●], or approximately $[●] per share, assuming the assumed underwritten offering price remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in full in this offering, the net tangible book value after this offering would be approximately $[●], or approximately $[●] per share, the increase in net tangible book value to existing stockholders would be $[●] per share, and the dilution per share to new investors would be $[●] per share, in each case based on an assumed underwritten offering price of $[●] per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

The number of shares of our common stock outstanding after the completion of this offering is based on [●] shares of our common stock outstanding as of December 31, 2024, and excludes the following:

●	236,667 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.93 per share and weighted average time to expiration of 1.85 years;
●	800,000 shares of common stock reserved for the future issuance of awards under our 2016 Stock Incentive Plan; and
●	one share of common stock issuable upon the conversion of our outstanding Series A Preferred.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

This prospectus contains forward-looking statements. Forward-looking statements for Atlas Critical Minerals reflect current expectations, as of the date of this prospectus, and involve certain risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include, among others: unprofitable efforts resulting not only from the failure to discover mineral deposits, but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production; market fluctuations; government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection; competition; the loss of services of key personnel; unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of infrastructure as well as general economic conditions.

Results of Operations

Except as may be otherwise indicated, all dollar amounts are stated in U.S. dollars, our reporting currency. The following table sets out the exchange rates, based on the data from the website of Brazil’s “Banco Central” (an equivalent to the U.S. Federal Reserve), for the conversion of the Brazilian real (R$) currency into the United States dollar (U.S.$), for the period from January 1, 2023, to December 31, 2023 and the period from January 1, 2024, to December 31, 2024. The average exchange rates are based on the average of the daily closing exchange rates during such periods:

	Average		High		Low		Close

Fiscal Year Ended 12/31/2024	R$	5.3905	R$	6.1991	R$	4.8543	R$	6.1923
Fiscal Year Ended 12/31/2023	R$	4.9953	R$	5.4459	R$	4.7202	R$	4.8413
Fiscal Year Ended 12/31/2022	R$	5.2284	R$	5.7042	R$	4.7378	R$	5.2177

The exchange rate on December 31, 2024, was R$6.1923 Brazilian real per one U.S. dollar. The exchange rate on December 31, 2023, was R$4.8413 Brazilian real per one U.S. dollar.

Year Ended December 31, 2024 compared to the Year ended December 31, 2023

Our quartzite operation is our sole property currently generating revenues.  After a trial mining period in the second half of 2023, we commenced ongoing operations at our quartzite quarry in 2024. Our gross margin of $265,694 was generated from the sales of 551 m3 of unprocessed blocks of quartzite and 905 m2 of processed slabs produced by our quartzite operation. By comparison, there was no gross margin generation in the year ended December 31, 2023.  Although we are currently generating revenues from the sale of blocks of quartzite and processed slabs, our production of quartzite blocks and slabs paused in April 2025 while we undergo modifications to our operations to address certain identified issues. The primary issue to be resolved is the adoption of an updated drainage plan for the quarry. We have retained an engineering firm to prepare an updated drainage plan for a cost of approximately $2,320, and expect to resume operations by year end 2025. Implementing the drainage plan is expected to cost between $25,000 and $50,000.

Our operating expense is comprised primarily of stock-based compensation, general administrative expense, and other compensation related costs. Operating expense totaled $1,903,637 for the year ended December 31, 2024, compared to operating expense of $1,015,531 for the year ended December 31, 2023. The increase in operating expense of $888,106, or 87.45%, is primarily due to increased stock-based compensation to executives. During 2024, 1,593,508 equity instruments were issued to our executives (1,077,037 immediately vested and 516,471 vesting in 4 years) compared to 420,000 issued in 2023.

We incurred a net loss of $1,713,123 for the year ended December 31, 2024, an increase of 59.83% compared to $1,071,845 for the year ended December 31, 2023.

Net cash used in operating activities was $846,948 for the year ended December 31, 2024, compared to $862,696 used in operations during the year ended December 31, 2023, a reduction of $15,747. Main impacts can be attributable to the following:

●	In 2024, generated $265,694 from gross profit of our quartzite operation and paid $18,887 in income taxes arising from its sales revenues, compared to nil in 2023;
●	Our quartzite operation produced $205,128 of inventories of blocks and slabs ready to be sold. Comparable to nil in 2023;
●	Receivables from blocks and slabs sales amounted to $62,066 on December 31, 2024, compared to nil in 2023;
●	Development of our quartzite operation and other activities increased general volume of our transactions. Compared to 2023, 2024 faced an increase of approximately $35,000 in payables net of expenses of the period;

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Net cash used in investing activities was $153,718 for the year ended December 31, 2024, compared to nil for the year ended December 31, 2023. Cash used in 2024 is principally attributable to the acquisition of an excavator to be used in our quartzite operation, amounting to $133,424.

Net cash provided by financing activities was $1,312,416 for the year ended December 31, 2024, compared to $930,145 for the year ended December 31, 2023. The $382,271 (41.1%) increase derives from:

●	In 2024, issuance and sales of 3,009,162 shares of our common stock generated a $1,595,750 inflow, compared to issuance and sales of 506,480 shares generating a $291,600 inflow in 2023;
●	We received $638,545 of intercompany loans from its affiliate Mineração Apollo Ltda in 2023, compared to the repayment of $283,334 in intercompany loans in 2024.

Fiscal Year Ended December 31, 2023, Compared to Fiscal Years Ended December 31, 2022

We did not record any revenue during the year ended December 31, 2023, compared to revenue of $0 during the year ended December 31, 2022.

Our operating expense is comprised primarily of stock-based compensation, general administrative expense, and to a lesser extent professional fees and other compensation related costs. Operating expense totaled $1,015,531 for the year ended December 31, 2023, compared to operating expense of $657,375 for the year ended December 31, 2022. The increase in operating expense of 54% comparing 2023 to 2022 and 20% is principally attributed to increased general and administrative expense and compensation costs, both highly influenced by the increase in activities related to the Quartzite project, including the increase in the number of employees from 1 in 2022 to 7 in 2023.

We incurred a net loss of $1,071,845 for the year ended December 31, 2023, an increase of 63% compared to $657,375 for the year ended December 31, 2022.

Net cash used in operating activities was $862,696 for the year ended December 31, 2023, compared to $534,073 used in operations during the year ended December 31, 2022. Net cash used in investing activities was nil for the year ended December 31,2023, compared to $10,525 for the year ended December 31, 2022. Net cash provided by financing activities was $930,145 for the year ended December 31, 2023, compared to $575,078 for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2024, we had total current assets of $663,422 and total current liabilities of $1,227,371 for a current ratio of 0.54 to 1.00 and negative working capital of $563,949. Current liabilities include an amount of $872,942 payable to Atlas Lithium, a related party. As of December 31, 2023 and 2022, we had total current assets of $96,432 and $25,438, respectively, and total current liabilities of $734,118 and $20,583, respectively, for a current ratio of 0.13 to 1.00 and negative working capital of $637,684 for the year ended December 31, 2023 and a current ratio of 1.23 to 1.0 and working capital of $4,855 for the year ended December 31, 2022. The variation of the working capital was primarily driven by the resources received from a loan provided by Mineração Apollo Ltda, a wholly owned subsidiary of Apollo Resources Corporation, an affiliate, in order to cover our expenditures with exploration of gold assets and execution of the trial mining activities.

During the year ended December 31, 2024, we funded operations primarily through the sale of equity securities ($1,595,750 in 2024), and cash generated by the quartzite operation (gross profit of $265,694 in 2024).

The consolidated financial statements have been prepared on a going concern basis. We have incurred losses since its inception resulting in an accumulated deficit of $9,145,542 as of December 31, 2024, and further losses are anticipated in the development of its business. We do not have sufficient cash to fund normal operations and meet debt obligations for the next 12 months without generating profits from our quartzite operation, deferring payment to certain current liabilities and/or raising additional funds. In order to continue to meet its fiscal obligations in the current fiscal year and beyond, we must seek additional financing, but there can be no assurances that we will be successful in these efforts. These factors raise substantial doubt about our ability to continue as a going concern. Its ability to continue as a going concern is dependent upon our ability to generate profitable returns in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Trend Information

Quartzite

Our quartzite project started its activities in 2023, with a trial mining period. In 2024, our quartzite operation generated gross revenues of $748,654 and gross margins of $265,694 or 35.49%. During 2024, our quartzite operation produced 610.09 cubic meters (m3) of quartzite blocks and 1,384.92 square meters (m2) of polished quartzite slabs, of which 946.49 m2 were from our own blocks and 438.43 m2 were from acquired third-party blocks destined only for slab production. During 2024, we sold 550.92 m3 of blocks and 893.63 m2 of polished slabs. As of December 31, 2024, our inventory was 147.99 m3 of blocks and 641.12 m2 of slabs.

Our production of unprocessed blocks of quartzite and quartzite slabs is currently paused while we undergo modifications to our operations to address certain identified issues. The primary issue to be resolved is the adoption of an updated drainage plan for the quarry. We have retained an engineering firm to prepare an updated drainage plan for a cost of approximately $2,320, and expect to resume operations by year end 2025.

Currency Risk

We operate primarily in Brazil which exposes us to currency risks. Our business activities may generate intercompany receivables or payables that are in a currency other than the functional currency of the entity. Changes in exchange rates from the time the activity occurs to the time payments are made may result in us receiving either more or less in local currency than the local currency equivalent at the time of the original activity.

Our condensed consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar affect the translation of each foreign subsidiary’s financial results into U.S. dollars for purposes of reporting in the consolidated financial statements. Our foreign subsidiaries translate their financial results from the local currency into U.S. dollars in the following manner: (a) income statement accounts are translated at average exchange rates for the period; (b) balance sheet asset and liability accounts are translated at end of period exchange rates; and (c) equity accounts are translated at historical exchange rates. Translation in this manner affects the shareholders’ equity account referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiaries’ U.S. dollar balance sheets and is necessary to keep the foreign subsidiaries’ balance sheets in agreement.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

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Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We have limited working capital, has incurred losses since its inception, and has not yet generated material revenues from the sale of its products or services. These factors create substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

Our ability to continue as a going concern is dependent on us generating cash from our operations, the sale of our stock and/or obtaining debt financing. During the year ended December 31, 2024, we funded operations primarily through the sale of equity securities ($1,595,750 in 2024), and cash generated by our quartzite operation (gross profit of $265,694 in 2024). For the next 12 months, Management intends to cover any operating losses by using existing cash and cash equivalents, generating cash flow from our quartzite operation upon recommencement of production currently anticipated in the third quarter of 2025 and, if necessary, selling its equity securities and obtaining debt financing. There can be no assurance that we will be successful in these efforts.

Fair Value of Financial Instruments

We follow the guidance of Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2024, we did not have any level 2 or 3 assets or liabilities.

Our financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Property and Equipment

Property and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statements of operations as other gain or loss, net.

The diamond and gold processing plant and other machinery are depreciated over an estimated useful life of ten years; vehicles are depreciated over an estimated life of five years; and computer and other office equipment over an estimated useful life of three years.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. We did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2024, 2023 and 2022.

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. These rights are held in perpetuity provided that we remain in compliance with various government regulations and industry requirements.

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment and intangible assets subject to amortization, we continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. Under ASC 718, volatility is based on the historical volatility of our stock or the expected volatility of the stock of similar companies. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

We utilize the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Option-pricing models require the input of highly complex and subjective variables including the expected life of options granted and the expected volatility of our stock price over a period equal to or greater than the expected life of the options. Because changes in the subjective assumptions can materially affect the estimated value of our employee stock options, it is management’s opinion that the Black-Scholes option-pricing model may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC Topic 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to non-employees for goods and services. Under the ASU, most of the guidance on such payments to non-employees would be aligned with the requirements for share-based payments granted to employees.

Equity classified share-based payments for employees are fixed at the time of grant. Equity-classified non-employee share-based payment awards are measured at the grant date of the award which is the same as share-based payments for employees. We adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

Foreign Currency

Our subsidiaries, MJL, MAL, MDB and RST, use their local currency (Brazilian Real) as their functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Recent Accounting Pronouncements

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our significant accounting policies are described in Note 1 of the financial statements. We have reviewed all recent accounting pronouncements issued to the date of the issuance of these financial statements, and we do not believe any of these pronouncements will have a material impact on us.

Quantitative and Qualitative Disclosure about Market Risk

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. In the ordinary course of our business as currently conducted, which primarily consists of our mining development activities, we are not exposed to market risk of the sort that may arise from changes in commodity prices, interest rates or foreign currency exchange rates.

Foreign Exchange Risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates. Our foreign currency risk arises primarily with respect to the Brazilian real, as fluctuations in the exchange rates between these currencies and the U.S. dollar could have a material impact on our business, results of operations, and financial condition.

Interest Rate Risk

As of the date of this Prospectus, we have no floating rate indebtedness.

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BUSINESS

History and Development of the Company

Date of Incorporation, Legal Form, Domicile, & Business Summary

On July 27, 2016, Atlas Critical Minerals Corporation (“Atlas Critical Minerals” or “the Company”) was incorporated as Jupiter Gold Corporation (“Jupiter Gold”) under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (formerly known as Brazil Minerals, Inc.) (“Atlas Lithium”), a Nevada corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held an approximate 32.70% interest in the Company as of December 31, 2024. The Company trades on the OTC Markets (OTCQB) under the symbol JUPGF.

Our registered office and principal executive offices are located at Rua Antonio de Albuquerque, 156 – 17th Floor, Belo Horizonte, MG 30.112-010, Brazil, and our telephone number is +1-888-412-0210. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

On November 6, 2024 the Company and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo Resources”), entered into an Agreement and Plan of Merger, which provided for, among other things, the merger of Apollo Resources with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation. Prior to the Merger, Apollo Resources was a majority-owned subsidiary of Atlas Lithium.

On November 19, 2024, following satisfaction and/or waiver of the closing conditions in the Merger agreement, including approval of the transactions contemplated under the Merger Agreement by the requisite vote of the shareholders of Jupiter Gold and Apollo Resources, respectively, the Merger was consummated and Apollo Resources merged with and into the Company.

In connection with the consummation of the Merger, each share of outstanding Apollo Resources securities was cancelled and converted into 6.62 shares of the Company’s common stock. Immediately following the Merger, the holders of outstanding Apollo Resources securities owned approximately 59.40% of the Company’s outstanding securities. Our Founder, Chief Executive Officer and Chairman, Mr. Fogassa, who is also the Chief Executive Officer of Atlas Lithium, holds 34.4% of the Company’s outstanding equity interest and, directly and indirectly, controls approximately 83.3% of the voting power of its outstanding securities following the Merger.

On November 19, 2024, our Articles of Incorporation were amended and restated in order to (i) increase the authorized share capital of the Company to 200,000,000 shares, and (ii) increase the number of shares of authorized common stock to 190,000,000 shares. The foregoing description is only a summary of the Amended and Restated Articles of Incorporation and is qualified in its entirety by reference to the full Amended and Restated Articles of Incorporation, which are filed as Exhibit 1.1 hereto and incorporated by reference.

After the Merger, the Company’s wholly owned subsidiaries now include Mineração Jupiter Ltda, Mineração Apollo Ltda, Mineração Duas Barras Ltda, and RST Recursos Minerais Ltda. Please refer to Note 2 of our audited consolidated financial statements for the accounting impacts arising from the Merger.

On December 18, 2024, the Company entered into an Option Agreement (the “Option Agreement”) with Atlas Lithium Corporation (“Atlas Lithium”)), pursuant to which the Company acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation (“BMR”), a wholly-owned subsidiary of Atlas Lithium (the “Option”). As consideration for the Option, the Company issued to Atlas Lithium 797,957 shares of our common stock, representing $500,000 divided by a value per share of $0.6266.

The Option is exercisable no earlier than the filing by the Company of a Form F-1 registration statement with the SEC and within 12 months thereafter. If the Option is exercised, the Company and Atlas Lithium shall enter into a definitive purchase agreement for the purchase of BMR pursuant to which the Company shall pay to Atlas Lithium total consideration of $8,000,000, which at the discretion of Atlas Lithium shall be in the form of cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock. In the event that the Option is exercised, Atlas Lithium shall additionally be entitled to a perpetual royalty of one point five percent (1.5%) of the revenues resulting from the mineral rights owned by BMR as of the date of the Option Agreement.

On December 20, 2024, the Articles of Incorporation of the Company, a Republic of the Marshall Islands corporation were amended to change the name of the Company to from Jupiter Gold Corporation to Atlas Critical Minerals Corporation. This name change was carried out to reflect a broader focus of the Company following its merger with Apollo Resources. On January 27, 2025, in connection with such an amendment, the Company filed a Certificate of Correction to correct the omission of a reference to the Company’s original Articles of Incorporation, dated July 27, 2016, in Section 2 of the Articles of Amendment.

We have no debt, except for operational payables. We have been primarily funded to date by sales of our common stock. We are prohibited from issuing variable-rate convertible debt by our Bylaws.

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Business Overview

We are a mineral exploration company focused on critical minerals projects and properties in Brazil. Our portfolio includes principally mineral properties for rare earths, graphite, titanium, copper, and nickel, all of which are commonly considered to be “critical minerals”. Certain of our mineral rights for copper and rare earths may also contain uranium, which is also a “critical mineral”. Although our primary focus is on our critical mineral properties, we also have a quartzite operation, which is our sole property currently generating revenues, as well as a permit to operate an iron ore mine with planned operations commencing prior to the end of 2025. We also own mineral rights for gold and diamonds. Our production of unprocessed blocks of quartzite and quartzite slabs is currently paused while we undergo modifications to our operations to address certain identified issues, principally consisting of the adoption of an updated drainage plan for the quarry. We expect to resume operations by year end 2025.

Mineral Properties

Our current mineral properties are listed below, and do not include any mineral properties that would be acquired if we exercise the Option (defined below).

Critical Minerals

●	Rare Earths: 53,939.23 hectares (~133,287 acres) in 33 mineral rights in Brazil with 18 in the state of Goiás and 15 in Minas Gerais; 30 of such mineral rights are in the phase of exploration permit and three are in request for exploration permit. Titanium, another critical mineral, has been found within our mineral rights for rare earths in the state of Minas Gerais.

●	Graphite: 12,388.34 hectares (~30,612 acres) in eight mineral rights in Brazil in the state of Minas Gerais, all in the phase of exploration permit.

●	Uranium: 143,725.14 hectares (~ 355,153 acres) in 39 mineral rights in Brazil with five in the state of Bahia, five in Ceará, eight in Goiás, two in Pará, twelve in Piauí, and seven in Tocantins, all in the phase of request for exploration permit; these mineral rights list copper, graphite, phosphate and/or rare earths as exploration minerals since Brazilian legislation at the moment does not allow uranium to be formally listed as an exploration mineral.

●	Copper: 7,156.06 hectares (~17,683 acres) in four mineral rights in Brazil in the state of Goiás, all in the phase of exploration permit.

●	Nickel: 1,101.24 hectares (~2,721 acres) in one mineral right in Brazil in the state of Piauí, in the phase of exploration permit.

Other Minerals

●

Iron Ore: 22,280.78 hectares (~55,057 acres) in 18 mineral rights in Brazil with seven in the state of Alagoas, 10 in Minas Gerais, and one Mato Grosso do Sul. One mineral right has the status of mining concession, 15 are in the phase of exploration permit phase and two are in request for exploration permit.

●	Gold: 69,291.35 hectares (~171,222 acres) in 30 mineral rights in Brazil with three in the state of Amazonas, three in Mato Grosso, 23 in Minas Gerais, and one which straddles Goiás and Tocantins, with seven mineral rights with the status of mining concession, five in the phase of request for mining concession, 15 in exploration permit and 3 in request for exploration permit.

●	Quartzite: 94 hectares (~233 acres), in one mineral right in Brazil in the state of Minas Gerais where we established a quartzite quarry. Our production of unprocessed blocks of quartzite and quartzite slabs is currently paused while we undergo modifications to our operations to address certain identified issues, principally consisting of the adoption of an updated drainage plan for the quarry. We expect to resume operations by year end 2025.

We believe the growing demand for critical minerals needed for clean energy, defense, and high-tech applications present significant long-term opportunities. Our goal is to become a leading company supplying critical minerals. We are in the early stages of exploration of our critical mineral portfolio and are working to advance our understanding of its potential.

The various critical minerals in our portfolio have various important applications. Rare earth elements are crucial for permanent magnets used in electric motors and wind turbines, and for semiconductor and defense applications. Graphite is a key component in lithium-ion batteries, while titanium has applications in aerospace and medical technologies.

Our exploration activities to date have included geological mapping, geochemical sampling, geophysical surveys, and limited exploratory drilling to identify potential mineralized zones within a few of our mineral rights. As we advance our understanding of these critical mineral properties, we may conduct extensive exploratory programs including drilling campaigns to identify and quantify mineral resources. Our exploration programs follow the accepted guidelines under Regulation S-K 1300.

We aim to create value through continued exploration, resource delineation, and potential development of these assets over time. By maintaining a diverse portfolio of critical minerals projects, our objective is to seek to position us as a significant player in the global critical minerals supply chain.

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The main technical studies carried out on these mineral rights have included:

➢	First-Step Reconnaissance: Rapid geological reconnaissance performed targeting the main outcrops that occur in the area with identification of geological units. Rock sampling is performed in parallel (chip sampling).

➢	Detailed Mapping: Semi-detailed geological mapping with identification and description of outcrops that represent the entire unit of interest in the area. The base, thickness and continuity, or lateral variation of the layers are also identified. Focuses on identifying the main facies and distribution of the Mata da Corda group. It is also accompanied by rock surface sampling (chip sampling).
➢
Surface sampling consists of collecting rock chip samples (2 to 3 kilograms) of rock outcrops and soils of interest after identification, description, and classification. These samples are sent to the laboratory (SGS Brazil) and analyzed by ICP-OES and ICP-MS, resulting in the concentration of 56 elements in ppm.

➢	The auger drilling samples are half of the core, with a sampling interval of 1 meter in general. These samples were described and sent for analysis of 48 elements by lithium metaborate fusion - ICP OES/MS (SGS Brazil). QA/QC samples, blanks, and standards are distributed and analyzed into batches.

Atlas Lithium Option Agreement

On December 19, 2024, we entered into an option agreement (the “Option Agreement”) with Atlas Lithium. Pursuant to the Option Agreement, Atlas Lithium granted us the exclusive right and option (the “Option”) to purchase from Atlas Lithium 100% of the equity interest in Brazil Mineral Resources Corporation, a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of Atlas Lithium (“Brazil Mineral Resources”) (the “Equity Sale”). Brazil Mineral Resources’ primary assets consist of 60 mineral rights for copper, gold, graphite, nickel, rare earths, and titanium, all in Brazil.

During the Option Term (as defined below), we may deliver to Atlas Lithium (i) a written notice (a “Preliminary Option Notice”) indicating that we propose to exercise the Option and (ii) a proposed form of Purchase Agreement (the “Initial Draft Agreement”). The parties thereto shall thereafter use their best efforts for the thirty-business day period following the date of Atlas Lithium’s receipt of the Initial Draft Agreement to finalize and execute a definitive purchase agreement and consummate the Equity Sale. In connection with the Option Exercise (as defined below), we shall pay to Atlas Lithium total consideration in the amount of US$8.0 million (the “Option Consideration”). At Atlas Lithium’s discretion, the Option Consideration shall be payable in either (i) cash; (ii) shares of our common stock valued at a fixed price of $0.6266 per share; or (iii) a combination of cash and stock (the “Option Exercise”).

Following the Option Exercise, Atlas Lithium shall be entitled to a perpetual royalty of one point five percent (1.5%) of the gross revenues from any of the mineral rights owned by, or being formally transferred to, the Company or any of its subsidiaries pursuant to the Option Agreement (the “Royalty”). The Royalty shall be subject to the terms and conditions of a royalty agreement to be mutually negotiated and entered into by and between the Company and Atlas Lithium on the date of the Company’s Option Exercise.

The Option is exercisable no earlier than the filing by the Company of a Form F-1 registration statement with the SEC, in connection with listing of the Company’s common stock on Nasdaq, and within 12 months thereafter (the “Option Term”). If the Company does not exercise the Option within the Option Term, the Option will automatically expire on the last day of the Option Term, unless the parties to this Agreement mutually agree to extend the Option Term in writing.

As consideration for entering into the Option Agreement, we issued to Atlas Lithium 797,957 shares of our common stock.

The Option Exercise shall be subject to such terms and subject to such conditions to be set forth in a separate purchase agreement to be entered between the parties at the time of the Option Exercise. The foregoing summary is qualified in its entirety by reference to the Option Agreement filed as Exhibit 10.1 to this Registration Statement.

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Primary Exploration Focus

Our primary exploration focus is on advancing our rare earths, titanium, and graphite projects to support the growing global demand for these critical minerals. Although our primary focus is on our critical material mineral properties, we also have a quartzite operation, which was previously our sole property generating revenues, as well as a permit to operate an iron ore mine with planned operations commencing prior to the end of 2025. See “Business-Iron Ore-Overview” on page 91 of this prospectus, and “Business-Quartzite-Overview” on page 97 of this prospectus.

Critical Minerals and Geopolitical Background

The U.S. sits atop a vast and intricate supply chain, relying on scarce and strategically critical minerals for its economy and national security—yet it controls only a fraction of global reserves.

●	Limited Domestic Supply: The U.S. holds less than 2% of global reserves for rare earth elements, graphite, cobalt, and nickel.

●	Economic Impact of Supply Disruptions: Rare earths drive $298 billion in economic activity, supporting 535,000 U.S. jobs and $33.3 billion in payroll. They also warn that disruptions could severely impact industries and quality of life.

The First Trump Administration

●	2020 Joint Action Plan with Canada: President Trump signed a Joint Action Plan with Canada to secure critical mineral supply chains, focusing on reducing reliance on foreign sources, particularly China.

●	Energy Resource Governance Initiative (ERGI): The U.S. partnered with Australia and Botswana to promote transparent and sustainable mineral markets under the ERGI program.

●	Energy Act of 2020: This legislation directed federal agencies to identify critical minerals and reduce barriers to mining and production.

●	Executive Orders: Trump issued multiple executive orders addressing critical mineral vulnerabilities, including declaring a national emergency to expedite domestic mining and refining.

The Biden Administration

●	Mineral Security Partnership (2024): The Biden administration launched this U.S.-led initiative with the EU and 13 other nations to finance critical mineral projects, counter China’s dominance, and enhance global cooperation.

●	Executive Order 14017 (2021): Biden issued this order to assess U.S. supply chain vulnerabilities and implement over 70 actions to strengthen resilience in critical minerals, semiconductors, and other strategic sectors.

●	Progress on Projects: Under the Mineral Security Partnership, approximately 32 projects were initiated across the supply chain, including 19 focused on upstream mining and extraction.

The Second Trump Administration

Escalation of Trade Disputes: During the second Trump administration, the U.S. has enacted tariffs on China which have escalated to 145%. China counter-acted with imposition of 125% of tariffs in U.S. goods and a prohibition of the export of processed rare earth minerals to the U.S.

China

China has repeatedly used export controls on critical minerals, disrupting global and U.S. supply. Rare earth quotas, imposed since the 2000s, drew concern after China halted shipments to Japan in 2010. More recently, China retaliated against U.S. tariffs by restricting the export of key minerals. In response to supply chain vulnerabilities, the U.S. imposed a 25% tariff on Chinese graphite anodes to encourage domestic production in June of 2024. China countered with export permit requirements for graphite products, directly affecting U.S. imports.

China implemented an outright ban on exporting antimony to the U.S. in December 2024 and prices in the U.S. increased 250%. China produces approximately 48% of global antimony.

China also implemented an outright ban on exporting germanium to the U.S. in December 2024. China produces approximately 60% of global germanium. China also implemented an outright ban on exporting gallium to the U.S. in December 2024. China produces approximately 98% of global gallium.

On April 4, 2025, China unveiled export controls on seven critical rare earth elements - samarium, gadolinium, terbium, dysprosium, lutetium, scandium, and yttrium.

Through strategic investments and export controls, China has cemented its influence over critical mineral supply chains, representing a significant challenge to the U.S. economy and security.

Rare Earths Elements

Overview

Rare earth elements, or simply “rare earths”, are a group of 17 chemically similar elements that include the 15 lanthanides, along with scandium and yttrium. These elements are not particularly rare in terms of abundance in the Earth’s crust; however, they are rarely found in economically exploitable concentrations. Rare earths are crucial for a variety of modern technologies due to their unique properties, which allow them to enhance the performance of materials and devices. They are used in the production of strong permanent magnets, phosphors for lighting and displays, catalysts in petroleum refining, and in various electronic devices, including smartphones and electric vehicles.

China is the dominant player in the global rare earths market, holding the largest reserves and controlling a significant portion of the processing capacity. According to the U.S. Geological Survey, China possesses approximately 44 million metric tons of rare earth reserves, which accounts for a substantial share of the world’s total. Other countries with notable reserves include Brazil, with 21 million metric tons; India, with 6.9 million metric tons; and Australia, with 5.7 million metric tons. Despite these reserves, many countries struggle to compete with China’s established supply chain and processing capabilities, which have been developed over decades. As a result, China has maintained a near-monopoly on the processing of rare earths, representing over 90% of the global supply. Rare earths have been on the list of minerals considered critical to the economic and national security of the United States since first published by the U.S. Department of the Interior on May 18, 2018.

The uses of rare earths are extensive and critical to various industries. In the renewable energy sector, rare earths are essential for manufacturing high-performance magnets used in wind turbines and electric vehicles. For instance, neodymium and dysprosium are key components in the production of strong permanent magnets that improve the efficiency and durability of these technologies. Additionally, rare earths are used in the production of catalysts for refining petroleum, which is vital for the energy sector, as well as in the manufacturing of advanced electronics, including smartphones, tablets, and televisions. The demand for these elements is expected to grow significantly as the world shifts towards cleaner energy solutions and advanced technologies.

Rare earth metals represent a critical component to the U.S. economy. As the U.S. aims to enhance its technological capabilities and reduce reliance on foreign sources, securing a stable supply of rare earths has become a national priority. The U.S. currently holds about 1.9 million metric tons of rare earth reserves, primarily located at the Mountain Pass mine in California. However, the country is heavily dependent on imports, with over 60% of its rare earths coming from China. This reliance poses significant risks, particularly in light of ongoing trade tensions and geopolitical challenges. The U.S. government has recognized the strategic importance of rare earths and is actively seeking to bolster domestic production and processing capabilities to ensure a resilient supply chain for critical minerals.

Rare earth elements are vital to modern technology and renewable energy solutions, with China currently dominating the market in both reserves and processing. Other countries, such as Brazil and Australia, hold significant reserves but face challenges in competing with China’s established infrastructure. As the U.S. economy increasingly relies on advanced technologies, securing a stable supply of rare earths is essential for maintaining competitiveness and national security.

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The 17 rare earths elements are (name / symbol / atomic number):

1.	Scandium (Sc): 21
2.	Yttrium (Y): 39
3.	Lanthanum (La): 57
4.	Cerium (Ce): 58
5.	Praseodymium (Pr): 59
6.	Neodymium (Nd): 60
7.	Promethium (Pm): 61
8.	Samarium (Sm): 62
9.	Europium (Eu): 63
10.	Gadolinium (Gd): 64
11.	Terbium (Tb): 65
12.	Dysprosium (Dy): 66
13.	Holmium (Ho): 67
14.	Erbium (Er): 68
15.	Thulium (Tm): 69
16.	Ytterbium (Yb): 70
17.	Lutetium (Lu): 71

Rare earths (“REEs”) are classified as “light” and “heavy” based on atomic number. Light REEs (“LREEs”) are comprised of lanthanum through samarium (atomic numbers 57 through 62), while heavy REEs (“HREEs”) are comprised of europium through lutetium (atomic numbers 63 through 71) and yttrium (atomic number 39), which has similar an ionic radius and chemical and physical attributes to the HREEs. HREEs tend to be less abundant and more expensive than LREEs.

Some rare earth elements have magnetic properties: Neodymium, Praseodymium, Dysprosium, and Terbium. Neodymium and praseodymium are key critical materials in the manufacturing of magnets that have the highest magnetic strength among commercially available magnets and enable high energy density and high energy efficiency in diverse uses. Dysprosium and terbium are key critical materials often added to the magnet alloys to increase the operating temperature.

In this report, rare earths are also presented in oxides according to the following grouping:

●	TREO (Total Rare Earth Oxides): CeO2 + La2O3 + Nd2O3 + Pr6O11 + Sm2O3 + Dy2O3 + Er2O3 + Eu2O3 + Gd2O3 + Ho2O3 + Lu2O3 + Tb4O7 + Tm2O3 + Y2O3 + Yb2O3

●	MREO (Magnetic Rare Earth Oxides): Dy2O3 + Nd2O3 + Pr4O11 + Tb4O7

●	HREO (Heavy Rare Earth Oxides): Dy2O3 + Er2O3 + Eu2O3 + Gd2O3 + Ho2O3 + Lu2O3 + Tb4O7 + Tm2O3 + Y2O3 + Yb2O3

●	LREO (Light Rare Earth Oxide): CeO2 + La2O3 + Nd2O3 + Pr4O11 + Sm2O3

Scandium, because it has a much smaller ionic radius than the REE Group, and promethium, due to analysis limitations, are not included in the TREO. The conversion from element to oxide group is as follows:

TREO = HREO + LREO

MREO = Dy_ppm*1.1477 + Nd_ppm*1.1664 + Pr_ppm*1.2081 + Tb_ppm*1.1761

HREO = Dy_ppm*1.1477 + Er_ppm*1.1435 + Eu_ppm*1.158 + Gd_ppm*1.1526 + Ho_ppm*1.1455 + Lu_ppm*1.1371 + Tb_ppm*1.1761 + Tm_ppm*1.1421 + Y_ppm*1.2699 + Yb_ppm*1.1386

LREO = Ce_ppm*1.1712 + La_ppm*1.1727 + Nd_ppm*1.1664 + Pr_ppm*1.2081 + Sm_ppm*1.1596

Some uses for other rare earth elements include:

●	Yttrium: Used in radar systems and superconductors. The U.S. is 100% import-dependent, with 94% from China.

●	Neodymium: Critical for permanent magnets used in electric vehicles, wind turbines, and drones. China controls 70% of production.

●	Terbium: Essential for lasers and sonar systems. China controls 90% of global supply.

●	Dysprosium: Used in magnets for drones and wind turbines. China supplies 85% globally.

Rare Earths in Brazil

Brazil has significant potential for rare earths, which are critical for various high-tech applications, including electric vehicles, renewable energy technologies, and advanced electronics. The country is believed to possess the third-largest reserves of rare earth metals globally, with estimates suggesting around 22 million tons of these valuable minerals, primarily located in states such as Minas Gerais, Bahia, Goiás, and São Paulo. The Serra Verde project, Brazil’s first integrated rare earth mine, began operations recently and is expected to produce approximately 5,000 tons of rare earth oxides annually, focusing on essential elements like neodymium and praseodymium.

Despite these promising reserves, Brazil faces challenges in developing its rare earth industry, including low global prices for rare earth metals and the need for advanced processing technologies, which are currently dominated by a few players, primarily in China. However, the Brazilian government is actively supporting the sector, having allocated $195 million to finance important mineral projects, including rare earths, and is exploring recycling initiatives to enhance supply chain sustainability. With continued investment and strategic development, Brazil could emerge as a key player in the global rare earth market, potentially reducing reliance on Chinese supplies and strengthening its position in the international minerals landscape.

Our Rare Earths Effort

We hold approximately 53,692 acres of mineral rights for rare earths across two distinct projects: the Alto Paranaíba Project in the state of Minas Gerais and the Goiás Project in the state of Goiás, both described below. In the Alto Paranaíba Project, titanium, another critical mineral, occurs alongside rare earths. While management currently intends to exploit its material mineral rights that are the principal focus of our efforts, as more particularly set forth below, we possess additional mineral rights that we consider to be immaterial to our current development plan. Management intends to continue to evaluate such mineral rights with the objective to explore such mineral rights at such time as the Company’s business develops and economic conditions justify their further development and extraction. A further description of these mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this registration statement of which this prospectus forms a part.

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Titanium

Overview

Vital for aerospace (jet engines, airframes) and military applications (armor, missiles). The U.S. imports ~100% of titanium sponge, with China influencing 34% of global mineral production.

Titanium is a lightweight, high-strength metal known for its exceptional corrosion resistance and ability to withstand extreme temperatures. It is primarily derived from minerals such as ilmenite (FeTiO3) and rutile (“TiO2”). Titanium’s unique properties make it an ideal material for various applications, particularly in the aerospace, automotive, medical, and construction industries. Its strength-to-weight ratio is superior to that of steel, making it a preferred choice for components that require both durability and reduced weight.

The global distribution of titanium reserves is concentrated in a few key countries. As of 2023, Australia and China are the largest holders of titanium reserves, with Australia possessing approximately 40 million metric tons of ilmenite and rutile combined, while China holds around 30 million metric tons. Other countries with significant titanium reserves include India, South Africa, and Canada, each contributing to the global supply of titanium minerals. Notably, Australia is also a major producer of titanium, with its operations primarily focused on ilmenite extraction, which is the most common source of titanium.

China plays a dominant role in the processing of titanium, controlling a significant portion of the global supply chain. The country is responsible for refining a large percentage of the world’s titanium, leveraging its extensive mining operations and processing facilities. This concentration of processing capacity raises concerns for other nations, particularly the United States, which relies on imported titanium for various applications. The U.S. has limited domestic production capabilities, making it vulnerable to supply chain disruptions.

Titanium is utilized in a wide range of applications due to its desirable properties. In the aerospace industry, titanium is used for manufacturing aircraft components, including airframes and engine parts, due to its lightweight and high strength. In the medical field, titanium is favored for implants and prosthetics because of its biocompatibility and resistance to corrosion. Additionally, titanium is used in the automotive industry for components that require high strength and low weight, contributing to fuel efficiency. The construction sector also employs titanium in various applications, including roofing and structural components, due to its durability and resistance to environmental degradation.

The importance of titanium to the U.S. economy is significant, particularly as the country seeks to enhance its technological capabilities and reduce reliance on foreign sources. The U.S. titanium market is projected to grow substantially, driven by increasing demand from the aerospace and defense sectors. In 2022, the global titanium market was valued at approximately $28.59 billion, with expectations to reach nearly $52 billion by 2030. This growth underscores the critical role titanium plays in supporting advanced manufacturing and technological innovation in the U.S.

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In conclusion, titanium is a vital metal with significant reserves concentrated in a few countries, primarily Australia and China. Its diverse applications across various industries highlight its importance to the U.S. economy, particularly in aerospace and medical sectors. As the demand for titanium continues to rise, ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining the U.S.’s competitive edge in technology and manufacturing. Titanium has been on the list of the 35 minerals considered critical to the economic and national security of the United States since it was first published by the U.S. Department of the Interior on May 18, 2018.

Titanium in Brazil

Brazil has significant potential for titanium production, particularly through its rich mineral resources and ongoing investments in the sector. The country is home to substantial reserves of titanium-bearing minerals, primarily ilmenite and rutile, which are essential for producing titanium dioxide (“TiO₂”) and titanium metal. Recent reports indicate that Brazil’s titanium production capacity is expected to increase, driven by projects such as Largo Resources’ Maracás Menchen Mine, which has substantial titanium reserves alongside vanadium. This mine is projected to produce approximately 6.89 million tons of contained TiO₂, highlighting Brazil’s potential to become a key player in the global titanium market.

Moreover, Brazil’s titanium market is poised for growth due to rising demand in various industries, including aerospace, automotive, and construction. The country’s strategic initiatives to enhance its mining capabilities and improve processing technologies are expected to attract foreign investment and foster partnerships with international companies. As the global demand for titanium continues to rise, particularly for applications in lightweight and high-strength materials, Brazil’s rich titanium resources could play a crucial role in meeting this demand and establishing the country as a significant supplier in the international market.

Our Titanium Efforts

In our Alto Paranaíba Project in the state of Minas Gerais, titanium is found alongside rare earths elements. We describe our initial titanium results in the section below titled “Alto Paranaíba Project.”

Alto Paranaíba Project – Rare Earths and Titanium Mineral Properties – Exploration Phase

The Alto Paranaíba Project encompasses mineral rights in the municipalities of Carmo do Paranaíba, Lagoa Formosa, Patos de Minas, Presidente Olegário, and Tiros in the state of Minas Gerais in Brazil, distant approximately 350 km from Belo Horizonte, that state’s capital and where our primary office is located. The name “Alto Paranaíba” refers to the Paranaíba River that flows in the region.

The location where the Alto Paranaíba Project is inserted is a significant mineral province known for deposits of rare earth elements, titanium, phosphate, and other valuable minerals.

Rare earths and titanium mineralization in the Alto Paranaíba Project is associated with a Cretaceous geological unit, the Mata da Corda Group, which is positioned at the top of the region’s geological sequence, supporting flat hills with a 100-meter elevation difference. The Mata da Corda group is subdivided into the Patos Formation, which consists of volcanic rocks with a kamafugite, kimberlite and lamproite affinity (alkaline-ultramafic magmatism – with high P and K), and the Capacete Formation, which contains conglomerates and sandstones derived from the erosion of the Patos Formation.

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With the highest known locally found rare earths grades, and hosted in ionic clays, the Capacete Formation has been widely identified and mapped in our mineral rights of the Alto Paranaíba Project. Initial surface and drilling samples show zones of high grades for rare earths and titanium and geological mapping has shown high volume potential for such mineralization. In addition, these mineral rights are located near to or adjacent to Resouro Strategic Minerals Inc. (“Resouro”) and/or Equinox Resources Limited (“Equinox”), both of which are listed companies that have publicly disclosed the presence of significant concentrations of rare earths and titanium in their projects.

The project comprises a total of 22 mineral rights (15 owned mineral rights and 7 optionable mineral rights), totaling approximately 27,000 hectares and located near the cities of Patos de Minas (population: 159,235, according to a 2022 census), Carmo do Paranaíba (population: 29,011 according to a 2022 census) and Tiros (population: 6,424, according to a 2020 estimate).

Alto do Paranaíba Project
PERMITS
Atlas Critical Minerals
1:500.000
UNIVERSAL TRANSVERSE MERCATOR
SIRGAS 2000 ZONE 23S
BRAZIL
MG
Minas Gerais
APP
350000
375000
400000
7950000
7925000
7900000
MG-726
MG-365
MG-743
MG-354
Patos de Minas
Carmo do Paranaíba
Tiros
703/24
702/24
704/24
643/24
644/24
701/24
645/24
698/24
699/24
276/19
279/19
268/21
350/24
275/19
657/10
655/10
658/10
271/21
277/19
278/19
0
7,5
15 km
ATLAS
CRITICAL MINERALS

Figure 1 – Location of the Alto do Paranaíba Project.

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The Alto Paranaíba Project is composed of the 15 mineral rights listed below.

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Alto Paranaíba Project	832.704/2024	1,162.97	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.703/2024	1,603.72	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.702/2024	1,612.16	Rare Earths, Titanium	Presidente Olegário	Minas Gerais, Brazil

Alto Paranaíba Project	832.701/2024	1,999.55	Rare Earths, Titanium	Lagoa Formosa, Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	832.699/2024	1,653.78	Rare Earths, Titanium	Carmo do Paranaíba	Minas Gerais, Brazil

Alto Paranaíba Project	832.698/2024	1,913.83	Rare Earths, Titanium	Carmo do Paranaíba	Minas Gerais, Brazil

Alto Paranaíba Project	831.645/2024	1,948.54	Rare Earths, Titanium	Lagoa Formosa	Minas Gerais, Brazil

Alto Paranaíba Project	831.644/2024	376.67	Rare Earths, Titanium	Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	831.643/2024	139.51	Rare Earths, Titanium	Patos de Minas	Minas Gerais, Brazil

Alto Paranaíba Project	831.451/2024	1,675.27	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.350/2024	346.43	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.074/2024	1,375.93	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.073/2024	1,368.01	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.268/2021	1,725.49	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

Alto Paranaíba Project	831.279/2019	31.62	Rare Earths, Titanium	Tiros	Minas Gerais, Brazil

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Our material rare earths and titanium mineral rights are further described below. A further description of the Company’s immaterial rare earth and titanium mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this registration statement of which this prospectus forms a part.

Mineral Right 832.704/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date. Exploration activities have included geological mapping and surface sampling; 75 surface samples were collected which confirmed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 623 hectares, with a mean thickness of 80 meters. The surface samples collected along this group show results achieving a grade of 6,759 ppm TREO, 2,192 ppm MREO, and 12% TiO2 (SPJ-000069), in addition to 55 samples with 1,500 ppm < TREO < 6,759 ppm in different locations of the area indicating mineralization potential throughout the entire group.

Alto Paranaiba Project - Material Properties - Mineral Right 831704/2024
APPPA00267
4765 ppm TREO
1197 ppm MREO
18% TiO2
SPJ000047
4352 ppm TREO
1128 ppm MREO
13% TiO2
SPJ000057
4537 ppm TREO
1451 ppm MREO
13% TiO2
SPJ000069
6758 ppm TREO
2191 ppm MREO
12% TiO2
SPJ000059
4717 ppm TREO
1225 ppm MREO
14,5% TiO2
SPJ000064
4741 ppm TREO
1248 ppm MREO
12,5% TiO2
Geologia
Recent Covers
Mata da Corda Group
Total Rock Chemistry TREO (ppm)
1500 - 3000
3000 - 4000
4000 - 7100
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Roads
Main Roads
Country Roads
Municipalities
Hidrography
0 500 1.000 m
7956000
7953000
363000
366000
369000
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 2 - Mineral Right 832.704/2024 - Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00267	832.704/2024	363745	7955580	969

SPJ-000047	832.704/2024	363879	7955516	994	CON

SPJ-000057	832.704/2024	365801	7954773	979	CON

SPJ-000059	832.704/2024	365757	7954812	974	CON

SPJ-000064	832.704/2024	366363	7954706	982	KAM

SPJ-000068	832.704/2024	366339	7954715	982	KAM

SPJ-000069	832.704/2024	366321	7954762	1005	KAM

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00267	226	4,540	1,198	4,766	17.9

SPJ-000047	171	4,181	1,129	4,352	13.4

SPJ-000057	391	4,147	1,451	4,538	13.2

SPJ-000059	302	4,416	1,226	4,717	14.5

SPJ-000064	237	4,505	1,248	4,742	12.5

SPJ-000068	347	4,439	1,421	4,786	5.8

SPJ-000069	558	6,201	2,192	6,759	12.0

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Sample ID	Description
APPPA00267	Located on the top of a conical hill with a diameter of 8.0 meters and a height of 6.0 meters, with volcanic rock at the base and, at the top, red soil and saprolite of a sandstone, likely a sandstone cap. The material is purplish with yellow veins.

SPJ-000047	Matrix supported conglomerate, with brownish matrix, and clast composed of different volcanic rocks.

SPJ-000057	Matrix supported conglomerate with red matrix and clasts composed of different volcanic rocks.

SPJ-000059	Clast supported conglomerate with clasts composed of green volcanic rock and reddish matrix composed of mud. Very weathered.

SPJ-000064	Volcanic green rock. strongly weathered.

SPJ-000068	Volcanic green rock. strongly weathered.

SPJ-000069	Reddish and weathered volcanic rock.

Table 1 – Mineral Right 832.704/2024 - Surface samples details. KAM: Kamafugite; CON: Conglomerate.

Mineral Right 832.703/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date.

Exploration activities have included geological mapping, surface sampling, and auger drilling; 98 surface samples were collected; 3 auger drillholes, totaling 30.5 meters, resulted in 31 drillhole samples. Such sampling confirmed mineralization for rare earths and titanium.

Mata da Corda Formation was mapped in 1147 hectares, with a mean thickness of 70 meters. The surface samples collected along this group show results achieving a grade of 6,405 ppm TREO, 1,643 ppm MREO, and 19% TiO2 (SPJ-000008), in addition to 49 samples with 1,500 ppm < TREO < 6,405 ppm in different locations and elevations of the area indicating mineralization potential throughout the entire area.

Alto Paranaiba Project - Material Properties - Mineral Right 831703/2024

Collars Auger Drilling
Geologia
Recent Covers
Mata da Corda Group
Total Rock Chemistry
TREO (ppm)
1500 - 3000
3000 - 4000
4000 - 7100
Mineral Rights -
Alto Paranaíba Project
Contour (10m)
Roads
Main Roads
Country Roads
Municipalities
Hidrography
SPJ000014
4395 ppm TREO
1162 ppm MREO
9% TiO2
SPJ000008
6405 ppm TREO
1643 ppm MREO
19% TiO2
SPJ000025
4478 ppm TREO
1116 ppm MREO
12% TiO2
DHPM0001
DHPM0002
DHPM0003
0 500 1.000 m
7962000
7959000
7956000
354000
357000
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 3 - Mineral Right 832.703/2024 - Geological and sample map.

48

Figure 4 - Mineral Right 832.703/2024 - Stratigraphic sections.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00281	832.703/2024	354888	7958460	1011	CON

APPPA00282	832.703/2024	355035	7958553	993	KAM

APPPA00293	832.703/2024	356058	7959455	978	KAM

APPPA00300	832.703/2024	356298	7960004	961	RCO

APPPA00302	832.703/2024	356342	7960192	949	CON

APPPA00324	832.703/2024	357507	7960430	985	KAM

APPPA00325	832.703/2024	357525	7960553	964	KAM

APPPA00331	832.703/2024	358408	7960957	978	KAM

APPPA00334	832.703/2024	358164	7960914	968	KAM

SPJ-000008	832.703/2024	358396	7960916	988	KAM

SPJ-000014	832.703/2024	357539	7960422	989	KAM

SPJ-000025	832.703/2024	355112	7958533	1005	KAM

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00281	218	3,344	871	3,562	10.9

APPPA00282	390	2,542	737	2,932	8.5

APPPA00293	467	2,724	740	3,191	11.3

APPPA00300	229	2,796	736	3,025	11.3

APPPA00302	257	2,123	574	2,381	9.7

APPPA00324	1,199	2,250	654	3,449	9.8

APPPA00325	269	3,214	952	3,483	10.1

APPPA00331	730	2,804	730	3,534	10.8

APPPA00334	192	3,035	787	3,227	8.3

SPJ-000008	425	5,980	1643	6,405	18.6

SPJ-000014	358	4,037	1162	4,395	9.4

SPJ-000025	318	4,161	1116	4,479	11.7

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Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00281	218	3,344	871	3,562	10.9

APPPA00282	390	2,542	737	2,932	8.5

APPPA00293	467	2,724	740	3,191	11.3

APPPA00300	229	2,796	736	3,025	11.3

APPPA00302	257	2,123	574	2,381	9.7

APPPA00324	1,199	2,250	654	3,449	9.8

APPPA00325	269	3,214	952	3,483	10.1

APPPA00331	730	2,804	730	3,534	10.8

APPPA00334	192	3,035	787	3,227	8.3

SPJ-000008	425	5,980	1,643	6,405	18.6

SPJ-000014	358	4,037	1,162	4,395	9.4

SPJ-000025	318	4,161	1,116	4,479	11.7

Table 2 – Mineral Right 832.703/2024 – Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

Auger drilling samples intercepted 30.5 meters of Mata da Corda group, with volcanic and volcanoclastic rocks intervals. With grades 1,100 ppm < TREO < 4,078 ppm and 6.3% < TiO2 < 15.5% occurring in all lithologies of the group. The chemical results indicate that mineralization is near the surface and occurs with a minimum thickness of 10 meters at different edges and elevations of the area, also suggesting the lateral continuity of mineralization within the Mata da Corda group. The 31 drillholes samples results in 831703/2024 have an average of 2,314 ppm TREO, 522 ppm MREO and 11% TiO2. Among the highlights of the grades are the intervals:

●	DHPM-00003, FROM: 4.00 m TO: 4.50 m, PM-00034: 4,078 ppm TREO, 939 ppm MREO and 14.7% TiO2.
●	DHPM-00003, FROM: 3.00m TO: 4.00m, PM-00032: 3,844 ppm TREO, 900 ppm MREO and 14.3% TiO2.
●	DHPM-00002, FROM: 8.00m TO: 9.00m, PM-00026: 3,189 ppm TREO, 731 ppm MREO and 15.5% TiO2.

Figure 5 – Mineral Right 832.703/2024 – Auger drillhole DHPM-00001 section and TREO and MREO grades.

50

HOLE_ID	MINERAL RIGHT	SAMPLE_ID	FROM	TO	LENGTH	LITH	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
DHPM-00001	831703/2024	PM-00002	0.00	1.00	1.00	CGA	157	2,471	604	2,628	10.0
DHPM-00001	831703/2024	PM-00003	1.00	2.00	1.00	CON	184	2,125	522	2,310	9.7
DHPM-00001	831703/2024	PM-00004	2.00	3.00	1.00	CON	188	2,039	503	2,227	9.9
DHPM-00001	831703/2024	PM-00005	3.00	4.00	1.00	CON	220	2,261	504	2,482	10.4
DHPM-00001	831703/2024	PM-00007	4.00	5.00	1.00	CON	135	1,144	281	1,279	8.2
DHPM-00001	831703/2024	PM-00008	5.00	6.00	1.00	CON	125	1,174	280	1,300	8.1
DHPM-00001	831703/2024	PM-00009	6.00	7.00	1.00	CON	117	1,202	287	1,319	8.5
DHPM-00001	831703/2024	PM-00010	7.00	8.00	1.00	CON	119	1,281	314	1,400	8.3
DHPM-00001	831703/2024	PM-00011	8.00	9.00	1.00	CON	119	1,437	356	1,555	9.0
DHPM-00001	831703/2024	PM-00013	9.00	10.00	1.00	CON	116	1,570	371	1,687	10.0
DHPM-00001	831703/2024	PM-00014	10.00	10.50	0.50	CON	98	1,080	267	1,179	9.5
DHPM-00002	831703/2024	PM-00016	0.00	1.00	1.00	CGA	109	1,730	474	1,838	7.9
DHPM-00002	831703/2024	PM-00017	1.00	2.00	1.00	CON	172	2,511	666	2,683	11.4
DHPM-00002	831703/2024	PM-00018	2.00	3.00	1.00	KAM	198	2,448	628	2,646	12.5
DHPM-00002	831703/2024	PM-00019	3.00	4.00	1.00	KAM	258	2,259	567	2,517	13.1
DHPM-00002	831703/2024	PM-00021	4.00	5.00	1.00	KAM	244	2,700	699	2,944	13.3
DHPM-00002	831703/2024	PM-00022	5.00	6.00	1.00	KAM	231	2,316	579	2,547	12.9
DHPM-00002	831703/2024	PM-00023	6.00	7.00	1.00	KAM	367	3,049	755	3,415	13.3
DHPM-00002	831703/2024	PM-00025	7.00	8.00	1.00	KAM	231	2,383	567	2,615	13.7
DHPM-00002	831703/2024	PM-00026	8.00	9.00	1.00	KAM	239	2,949	731	3,189	15.5
DHPM-00002	831703/2024	PM-00027	9.00	10.00	1.00	KAM	237	3,097	758	3,334	15.4
DHPM-00003	831703/2024	PM-00029	0.00	1.00	1.00	CON	80	1,221	282	1,301	6.3
DHPM-00003	831703/2024	PM-00030	1.00	2.00	1.00	CON	102	2,082	472	2,185	11.8
DHPM-00003	831703/2024	PM-00031	2.00	3.00	1.00	SHL	167	3,336	799	3,503	13.6
DHPM-00003	831703/2024	PM-00032	3.00	4.00	1.00	SHL	182	3,662	900	3,844	14.3
DHPM-00003	831703/2024	PM-00034	4.00	4.50	0.50	SHL	226	3,852	939	4,078	14.7
DHPM-00003	831703/2024	PM-00035	4.50	6.00	1.50	KAM	132	1,904	468	2,036	10.6
DHPM-00003	831703/2024	PM-00036	6.00	7.00	1.00	KAM	122	1,998	466	2,120	10.0
DHPM-00003	831703/2024	PM-00037	7.00	8.00	1.00	KAM	117	1,775	400	1,892	9.4
DHPM-00003	831703/2024	PM-00038	8.00	9.00	1.00	KAM	105	1,841	410	1,945	9.7
DHPM-00003	831703/2024	PM-00040	9.00	10.00	1.00	KAM	111	1,616	336	1,727	9.9

Table 3 - Mineral Right 832.703/2024 – Auger drillhole sample; CON: CONGLOMERATE, KAM: KAMAFUGITE/VOLCANIC, CGA: LATERITIC SOIL, SHL: SHALE.

	MINERAL RIGHT	BLOCK	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
AVERAGE	831703/2024	2	168	2,146	522	2,314	11.0

Table 4 - Mineral Right 832.703/2024 – Average grade of auger drillhole samples per oxides.

	TRE - TOTAL RARE EARTH (ppm)
	MRE - MAGNETIC RARE EARTH
	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	329	95	18	4	881	478	48	6	12	31	3	0	1	62	3

Table 5 – Mineral Right 832.703/2024 - Average grade of auger drillhole samples per element - block - Scandium (Sc) and Promethium (Pm) were not considered in the results above.

Mineral Right 832.702/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date. Exploration activities have included geological mapping and surface sampling; 30 surface samples were collected which confirmed mineralization for both rare earths and titanium.

51

Mata da Corda Formation was mapped in 283 hectares, with a mean thickness of 70 meters. The surface samples collected along this group show results achieving a grade of 4,587 ppm TREO, 1,191 ppm MREO, and 9% TiO2 (SPJ-000052), in addition to 17 samples with 1,500 ppm < TREO < 4,587 ppm in different locations of the area indicating mineralization potential throughout the entire group. Although it does not cover a large area, the Mata da Corda group of this mineral right is a continuation of mineral right 832.703/2024, which is the western boundary.

Alto Paranaiba Project - Material Properties - Mineral Right 831702/2024
Geologia
Recent Covers
Mata da Corda Group
Total Rock Chemistry TREO (ppm)
1500 - 3000
3000 - 4000
4000 - 7100
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Roads
Main Roads
Country Roads
Municipalities
Hidrography
APPPA00348
3836 ppm TREO
957 ppm MREO
16,5% TiO2
SPJ000052
4587 ppm TREO
1190 ppm MREO
9% TiO2
0 500 1.000 m
7962000
7959000
7956000
360000
363000
APP PROJECT
Presidente Olegário
Patos de Minas
Lagoa Formosa
Carmo do Paranaíba
832703/2024
832702/2024
832704/2024
831643/2024
831644/2024
832701/2024
831645/2024
832698/2024
832699/2024

Figure 6 – Mineral Right 832.702/2024 – Geological and sample map.

Figure 7 – Mineral Right 832.702/2024 – Stratigraphic sections.

52

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
SPJ-000002	832.702/2024	359205	7959062	985	KAM

SPJ-000052	832.702/2024	358742	7956695	1020	KAM

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
SPJ-000002	282	2,393	619	2,674	8.5

SPJ-000052	288	4,299	1191	4,587	9.1

Sample ID	Description
SPJ-000002	Volcanic rock, very weathered, some boulders looks like conglomerate. Water fountain.

SPJ-000052	Volcanic rock with green matrix, vesiculae with with clay and little brown minerals.

Table 6 – Mineral Right 832.702/2024 - Surface samples details. KAM: Kamafugite.

Mineral Right 832.701/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date. Exploration activities have included geological mapping and surface sampling; 113 surface samples were collected which confirmed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 699 hectares, with a mean thickness of 110 meters. The surface samples collected in this group show results achieving a grade of 7,091 ppm TREO, 2,023 ppm MREO and 12% TiO2 (SPJ-00086), in addition to 53 samples with 1,500 ppm < TREO < 7,091 ppm in different locations of the area indicating mineralization potential throughout the entire group. Of the 113 surface samples, 18 are pending results.

Alto Paranaiba Project - Material Properties - Mineral Right 831701/2024
APPPA000204
4769 ppm TREO
1304 ppm MREO
13% TiO2
SPJ000086
7091 ppm TREO
2023 ppm MREO
11% TiO2
APPPA00198
3017 ppm TREO
705 ppm MREO
13% TiO2
SPJ00101
3021 ppm TREO
648 ppm MREO
13% TiO2
APPPA 00235
3151 ppm TREO
750 ppm MREO
12% TiO2
APPPA000243
3529 ppm TREO
881 ppm MREO
9% TiO2
APPPA00244
3598 ppm TREO
889 ppm MREO
16% TiO2
0 500 1.000 m
370000
372000
374000
376000
7934000
7932000
7930000
7928000
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Municipalities
Hidrography
Roads
Main Roads
Country Roads
Geology
Mata da Corda Group
Whole Rock Chemistry TREO (ppm)
1500 - 3000
3000 - 4000
4000 - 7100
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 8 – Mineral Right 832.701/2024 – Geological and sample map.

53

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00198	832.701/2024	371610	7932303	959	RCO

APPPA00204	832.701/2024	371097	7932850	1045	RCO

APPPA00235	832.701/2024	373183	7930761	984	KAM

APPPA00243	832.701/2024	369862	7929790	988	KAM

APPPA00244	832.701/2024	370038	7929834	978	KAM

SPJ-00086	832.701/2024	371080	7932856	1045	CON

SPJ-00101	832.701/2024	371617	7931923	882	RCO

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00198	206	2,812	706	3,018	13.4

APPPA00204	256	4,513	1,304	4,770	13.1

APPPA00235	249	2,902	750	3,151	12.4

APPPA00243	234	3,296	881	3,530	8.6

APPPA00244	230	3,369	890	3,598	15.7

SPJ-00086	283	6,808	2023	7,091	11.9

SPJ-00101	223	2,798	684	3,021	13.4

Sample ID	Description
APPPA00198	Located on an upper slope, a road cut 0.80 meters high exposes a reddish-brown, gravelly soil.

APPPA00204	At the same location, a sample was collected from a very fine, earthy material deposited at the base of the road cut

APPPA00235	Located on a steep slope. Point near the ‘contact’ with the volcanic rock underlying the red soil. To the south, we are ascending the topography and encountering red soil towards the summit. To the east and west, approximately 50 meters away, volcanic outcrops are visible. At the point, there is strong red soil with some gravel

APPPA00243	Located on a steep slope. Hilltop with reddish-brown soil, gravel, and conglomerate pebbles. This hill is surrounded by occurrences of volcanic rock. This situation was observed in other locations.

APPPA00244	Located on the hilltop, with volcanic rock at the base and yellowish, gravelly soil with conglomerate pebbles at the summit. Only the final 6-8 meters of the hilltop are of red soil. Yellowish saprolite resembling the Capacete Formation was observed

SPJ-00086	Clast supported conglomerate with clasts up to 4cm of volcanic rocks and whitish rocks. Matrix composed of green mud

SPJ-00101	Soil composed of reddish clay and some lateritic pebbles

Table 7 – Mineral Right 832.701/2024 - Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

54

Mineral Right 832.699/2024

Current Status: Exploration Permit, valid until January 8, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Exploration activities have included geological mapping, surface sampling, and auger drilling. It has 92 surface samples, 3 auger drillholes, comprising 31.8 meters, and 31 drillhole samples.

Mata da Corda Formation was identified through geological mapping in 1,463 hectares, with a mean thickness of 115 meters. The surface samples collected along this group show results achieving a maximum grade of 5,893 ppm TREO, 1,700 ppm MREO and 15% TiO2, in addition to 62 samples with 1,500 ppm < TREO < 5,983 ppm in different locations of the area indicating mineralization potential throughout the entire group.

Alto Paranaiba Project - Material Properties - Mineral Right 832699/2024

Collars Auger Drilling
Geologia
Recent Covers
Mata da Corda Group
Total Rock Chemistry
TREO (ppm)
1500 - 3000
3000 - 4000
4000 - 7100
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Roads
Main Roads
Country Roads
Municipalities
Hidrography
APPPA00152
5983 ppm TREO
1700 ppm MREO
15% TiO2
APPPA00127
4026 ppm TREO
784 ppm MREO
11% TiO2
SCAG000011
4290 ppm TREO
1246 ppm MREO
13% TiO2
DHCA00001
DHCA00003
DHCA00002
7905000
7902000
369000
372000
0 500 1.000 m
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 9 – Mineral Right 832.699/2024 – geological and sample map.

TREO = Total of Rare Earth Oxides
MREO = Magnetic Rare Earth Oxides
(m)
1050
1000
950
5984 ppm TREO
15%TiO2
1700 ppm MREO
APPPA00152
3859 ppm TREO
8%TiO2
993 ppm MREO
PCP-000003
3123 ppm TREO
14%TiO2
759 ppm MREO
APPPA00156
C
(m)
1050
1000
950
3182 ppm TREO
15%TiO2
846 ppm MREO
SCAG-000007
3461 ppm TREO
16%TiO2
803 ppm MREO
APPPA00172
4291 ppm TREO
13%TiO2
1247 ppm MREO
SCAG-000011
D
50m
25m
0
Recent Covers
Lateritic Cover
Mata da Corda Group
Volcanic Rocks
(Patos Formation)
Matrix supported breccia
(Capacete Formation)
Clast supported breccia
(Capacete Formation)
Areado Group
Sandstone

Figure 10 – Mineral Right 832.699/2024 – Stratigraphic sections.

55

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00127	832.699/2024	371305	7903410	1043	KAM

APPPA00152	832.699/2024	369190	7903436	1054	KAM

SCAG-000011	832.699/2024	370578	7900710	974	CON

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00127	1,380	2,646	784	4,026	11.1

APPPA00152	647	5,337	1,700	5,984	14.8

SCAG-000011	307	3,984	1,247	4,291	13.4

Sample ID	Description
APPPA00127	Located on a mid-slope, the site shows initial signs of erosion. An outcrop of highly weathered volcanic bedrock, almost a saprolite, was observed. Above this, a 2.5 meter thick brownish soil layer is present. A sample was taken from the saprolite.

APPPA00152	Located in a 7 meter high erosion scarp on a steep slope. Purplish saprolite with whitish and yellowish streaks, exhibiting a capacete formation structure.

SCAG-000011	Well preserved outcrop of Capacete Formation. Reddish color and lots of magnetic clasts.

Table 8 – Mineral Right 832.699/2024 – Surface samples details.

The auger drilling samples intercepted 31.8 meters of Mata da Corda Formation, with volcanic rock and conglomerate intervals. The results indicate that mineralization is near the surface and occurs with a minimum thickness of 10 meters at different edges and elevations of the area, also suggesting the lateral continuity of the mineralization within the Mata da Corda Formation. In addition, grades > 1,500 ppm TREO and 5.8% < TiO2 < 21.2% occur in both lithologies of the group, conglomerate and volcanic rocks. The 31 drillholes samples results have an average of 3,157 ppm TREO, 760 ppm MREO and 12.7% TiO2. In particular, the following results were obtained:

●	DHCA-00001, FROM: 6.00 m TO: 7.00 m, CA-00009: 5,529 ppm TREO, 1,154 ppm MREO and 13.8% TiO2.
●	DHCA-00001, FROM: 7.00m TO: 8.00m, CA-00011: 5,199 ppm TREO, 1,205 ppm MREO and 14.1% TiO2.
●	DHCA-00002, FROM: 7.00m TO: 7.63m, CA-00023: 4,580 ppm TREO, 1,077 ppm MREO and 21.2% TiO2.

Figure 11 – Mineral Right 832.699/2024 – Sections of auger drilling with TREO and MREO grades.

56

HOLE_ID	SAMPLE_ID	FROM	TO	LENGTH	LITH	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
DHCA-00001	CA-00002	0.00	1.00	1.00	CGA	111	1,918	482	2,029	9.4
DHCA-00001	CA-00003	1.00	2.00	1.00	KAM	91	1,641	428	1,732	5.8
DHCA-00001	CA-00004	2.00	3.00	1.00	KAM	182	3,095	829	3,277	12.1
DHCA-00001	CA-00005	3.00	4.00	1.00	KAM	244	4,254	1,217	4,498	12.2
DHCA-00001	CA-00007	4.00	5.00	1.00	KAM	221	3,315	940	3,536	14.4
DHCA-00001	CA-00008	5.00	6.00	1.00	KAM	130	1,723	465	1,853	15.2
DHCA-00001	CA-00009	6.00	7.00	1.00	KAM	379	5,150	1,154	5,529	13.8
DHCA-00001	CA-00011	7.00	8.00	1.00	KAM	364	4,835	1,205	5,199	14.1
DHCA-00001	CA-00012	8.00	9.00	1.00	KAM	326	3,256	892	3,582	15.9
DHCA-00001	CA-00013	9.00	10.30	1.30	KAM	461	4,053	1,244	4,514	16.5
DHCA-00002	CA-00015	0.00	1.00	1.00	CGA	179	2,337	585	2,516	11.4
DHCA-00002	CA-00016	1.00	2.00	1.00	CON	229	2,760	696	2,989	13.6
DHCA-00002	CA-00018	2.00	3.00	1.00	CON	186	2,521	614	2,708	12.9
DHCA-00002	CA-00019	3.00	3.92	0.92	CON	187	2,911	741	3,098	13.9
DHCA-00002	CA-00020	3.92	5.00	1.08	CON	219	3,532	957	3,750	14.6
DHCA-00002	CA-00021	5.00	6.00	1.00	CON	199	3,076	800	3,275	15.7
DHCA-00002	CA-00022	6.00	7.00	1.00	CON	176	2,791	685	2,967	15.8
DHCA-00002	CA-00023	7.00	7.63	0.63	CON	252	4,328	1,077	4,580	21.2
DHCA-00002	CA-00024	7.63	9.00	1.37	KAM	232	3,179	790	3,411	15.4
DHCA-00002	CA-00026	9.00	10.00	1.00	KAM	194	2,817	700	3,010	15.1
DHCA-00002	CA-00027	10.00	11.50	1.50	KAM	168	2,412	586	2,580	12.0
DHCA-00003	CA-00029	0.00	1.00	1.00	KAM	91	1,453	368	1,544	8.4
DHCA-00003	CA-00030	1.00	2.00	1.00	KAM	115	1,701	432	1,817	10.4
DHCA-00003	CA-00032	2.00	3.00	1.00	KAM	110	2,038	474	2,148	11.3
DHCA-00003	CA-00033	3.00	4.00	1.00	KAM	188	3,374	859	3,562	12.1
DHCA-00003	CA-00034	4.00	5.00	1.00	KAM	246	4,070	1,053	4,316	12.2
DHCA-00003	CA-00035	5.00	6.00	1.00	CON	200	3,286	826	3,486	11.0
DHCA-00003	CA-00036	6.00	7.00	1.00	CON	260	4,117	1,089	4,377	11.4
DHCA-00003	CA-00037	7.00	8.00	1.00	CON	140	2,350	572	2,489	9.3
DHCA-00003	CA-00038	8.00	9.00	1.00	CON	109	1,394	329	1,503	8.5
DHCA-00003	CA-00039	9.00	10.00	1.00	CON	157	1,839	463	1,997	8.1

Table 9 – Mineral Right 832.699/2024 – Auger drillhole sample of permit 832699/2024. CON: CONGLOMERATE, KAM: KAMAFUGITE/VOLCANIC, CGA: LATERITIC SOIL.

	MINERAL RIGHT	BLOCK	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
AVERAGE	832699/2024	1	205	2,952	760	3,157	12.7

Table 10 - Mineral Right 832.699/2024 – Average grade of auger drillhole samples per oxides.

	TRE - TOTAL RARE EARTH (ppm)
	MRE - MAGNETIC RARE EARTH
	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	489	130	23	5	1,241	589	69	7	17	43	3	0	1	68	4

Table 11 – Mineral Right 832.699/2024 – Average grade of auger drillhole samples per rare earths element.

Mineral Right 832.698/2024

Current Status: Exploration Permit, valid until May 12, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date. Exploration activities have included geological mapping and surface sampling; 150 surface samples were collected which confirmed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 794 hectares, with a mean thickness of 110 meters. The surface samples collected in the Formation include results such as 4,647 ppm TREO, 1,246 ppm MREO and 17% TiO2 (APPPA00111), in addition to 80 samples with 1,500 ppm < TREO < 4,647 ppm in different locations and elevations of the area indicating mineralization potential throughout the area.

57

Alto Paranaiba Project - Material Properties - Mineral Right 832698/2024

Geologia
Recent Covers
Mata da Corda Group
Total Rock Chemistry
TREO (ppm)
1500 - 3000
3000 - 4000
4000 - 7100
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Roads
Main Roads
Country Roads
Municipalities
Hidrography
SCP 000034
4042 ppm TREO
817 ppm MREO
8,5% TiO2
APPPA00014
4592 ppm TREO
938 ppm MREO
9% TiO2
PCP000012
4054 ppm TREO
655 ppm MREO
4,5% TiO2
APPPA00111
4647 ppm TREO
1246 ppm MREO
17% TiO2
0 500 1.000 m
7911000
7908000
7905000
372000
375000
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 12 – Mineral Right 832.698/2024 – Geological and sample map.

50m
25m
0
Recent Covers
Lateritic Cover
Mata da Corda Group
Volcanic Rocks
(Patos Formation)
Matrix supported breccia
(Capacete Formation)
Clast supported breccia
(Capacete Formation)
Areado Group
Sandstone
(m)
1050
1000
950
4592 ppm TREO
9%TiO2
938 ppm MREO
APPPA00014
3729 ppm TREO
13%TiO2
949 ppm MREO
SCP000024
4043 ppm TREO
9%TiO2
817 ppm MREO
SCP000034
A
(m)
1050
1000
950
4648 ppm TREO
17%TiO2
1246 ppm MREO
APPPA00111
3408 ppm TREO
15%TiO2
862 ppm MREO
APPPA00059
4055 ppm TREO
5%TiO2
656 ppm MREO
PCP-000012
B

Figure 13 – Mineral Right 832.698/2024 - Stratigraphic sections.

58

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
APPPA00014	832.698/2024	372919	7907352	1068	RCO

APPPA00111	832.698/2024	374443	7906937	1070	KAM

PCP-000012	832.698/2024	373872	7907431	1015	KAM

SCP000034	832.698/2024	371362	7908698	942	CON

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
APPPA00014	146	4,446	938	4,592	9.1

APPPA00111	361	4,287	1,246	4,648	17.4

PCP-000012	2,116	1,938	656	4,055	4.6

SCP000034	1,134	2,908	817	4,043	8.5

Sample ID	Description
APPPA00014	Sampled adjacent to APPPA00013. The soil is a reddish, gravelly material overlying saprolite. The soil layer is 2.5 meters thick, and the saprolite is 3.0 meters thick.

APPPA00111	Located in the southeastern portion of a previously sampled hill. Roadside cut approximately 2.0 meters high, exhibiting a matrix with a purplish color and whitish to yellowish clasts.

PCP-000012	Weathering profile with intense alteration. At the base there is tuffitic rock with beige matrix, angulose clasts of oxidized kamafugite, above the breccia is the kamafugite. there are veins of green material. There is silica cementation with clasts of kamafugite in the base, appearing to be a volcanic breccia.

SCP000034	Capacete conglomerate with matrix composed by sand and well-rounded clasts of pebbles and boulders of volcanic rocks. Its possible to see the contact with Areado Group below. SCP - 00034 (non-caulinized clasts).

Table 12 – Mineral Right 832.698/2024 – Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

Mineral Right 831.645/2024

Current Status: Exploration Permit, valid until November 6, 2027. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date. Exploration activities have included geological mapping, surface sampling, and auger drilling have been executed; 6 surface samples and 14 drillhole samples from two exploratory auger drill holes were collected. Such sampling confirmed mineralization for rare earths and titanium.

Mata da Corda Formation was mapped in 1004 hectares, with a mean thickness of 55 meters. The surface samples collected along this group show results achieving a grade of 1,097 ppm TREO, 119 ppm MREO, and 12% TiO2 (SFJ-00004), in addition, none of the surface samples show results above 1,500 ppm. Despite this, the occurrence of the Mata da Corda group is confirmed by two drillholes.

59

Alto Paranaiba Project - Material Properties - Mineral Right 831645/2024

Mineral Rights - Alto Paranaíba Project
Contour (10m)
Municipalities
Hidrography
Roads
Main Roads
Country Roads
Geology
Mata da Corda Group
Collars Auger Drilling
Total Rock Chemistry TREO (ppm)
1 - 1500
DHLF-00002
DHLF-00001
BR-354
Lagoa Formosa
0 500 1.000 m
7932000
7929000
7926000
7923000
348000
351000
354000

APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
Patos de Minas
831643/2024
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 14 – Mineral Right 831.645/2024 – Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
SFJ-00004	831.645/2024	353173	7925079	929	RCO

SFJ-00005	831.645/2024	348545	7927352	920	RCO

SFJ-00001	831.645/2024	354315	7925571	874	RCO

SFJ-00006	831.645/2024	348941	7927549	933	RCO

SFJ-00002	831.645/2024	354315	7925571	874	RCO

SFJ-00003	831.645/2024	354396	7925574	865	SILT

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
SFJ-00004	58	1,039	119	1,097	11.5

SFJ-00005	70	981	175	1,052	8.9

SFJ-00001	74	687	117	761	6.2

SFJ-00006	75	587	112	662	5.6

SFJ-00002	88	502	135	590	3.3

SFJ-00003	40	546	82	586	6.0

60

Sample ID	Description
SFJ-00004	Reddish soil with clay granulometry

SFJ-00005	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00001	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00006	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00002	Reddish soil with clay-sized particles and some clasts of lateritic duricrust

SFJ-00003	Whitish to reddish siltstone

Table 13 – Mineral Right 831.645/2024 – Surface samples details. RCO: Recent Cover; SILT: Siltstone.

Auger Drilling performed in 2 drillholes, 10 meters each. The DHLF-00001 hit Mata da Corda group in all intervals, while the DHLF-00002 hit Mata da Corda group in the first 2 meters and Areado group in the last 8 meters. In total, the drillhole samples intercepted 12 meters of Mata da Corda group, with volcanic rock and conglomerate intervals, and 2 meters of soil in each drillhole. The results of the Auger drilling samples indicate that mineralization is near the surface and occurs with a minimum thickness of 10 meters. In addition, grades 509 ppm < TREO < 3,595 ppm and 1.7% < TiO2 < 15.8% occurs in soils, conglomerate, volcanic rock and shale of Areado group. The low TREO and TiO2 values correspond to samples from the Areado group. The 14 drillhole samples results in 831645/2024 have an average of 2,309 ppm TREO, 539 ppm MREO and 9.2% TiO2. Among the highlights of the grades are the intervals:

DHLF-00001, FROM: 6.00 m TO: 7.00 m, LF-00009: 3,595 ppm TREO, 830 ppm MREO and 14.8% TiO2.

DHLF-00001, FROM: 8.00 m TO: 9.00 m, LF-00011: 3,213 ppm TREO, 718 ppm MREO and 15.9% TiO2.

	MINERAL RIGHT	BLOCK	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
AVERAGE	831645/2024	2	160	2,149	539	2,309	9.2

Table 14 – Mineral Right 831.645/2024 – Average grade of auger drillhole samples per oxides.

	TRE - TOTAL RARE EARTH (ppm)
	MRE - MAGNETIC RARE EARTH
	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	343	95	17	3	883	463	50	6	13	31	2	0	1	56	4

Table 15 – Mineral Right 831.645/2024 - Average grade of auger drillhole samples of permit 831645/2024 per element - block - Scandium (Sc) and Promethium (Pm) were not considered in the results above.

HOLE_ID	MINERAL RIGHT	SAMPLE_ID	FROM	TO	LENGTH	LITH	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
DHLF-00001	831645/2024	LF-00002	0.00	1.00	1.00	CGA	100	1,442	358	1,542	5.8
DHLF-00001	831645/2024	LF-00003	1.00	2.00	1.00	CGA	107	1,580	388	1,687	6.3
DHLF-00001	831645/2024	LF-00004	2.00	3.00	1.00	CON	145	2,297	585	2,442	9.5
DHLF-00001	831645/2024	LF-00005	3.00	4.00	1.00	CON	215	2,856	757	3,071	11.4
DHLF-00001	831645/2024	LF-00007	4.00	5.00	1.00	SHL	237	2,775	714	3,011	11.6
DHLF-00001	831645/2024	LF-00008	5.00	6.00	1.00	SHL	215	3,187	758	3,402	14.1
DHLF-00001	831645/2024	LF-00009	6.00	7.00	1.00	KAM	193	3,402	830	3,595	14.8
DHLF-00001	831645/2024	LF-00010	7.00	8.00	1.00	KAM	186	3,174	747	3,361	14.9
DHLF-00001	831645/2024	LF-00011	8.00	9.00	1.00	KAM	170	3,042	718	3,213	15.9
DHLF-00001	831645/2024	LF-00013	9.00	10.00	1.00	SHL	209	1,960	515	2,169	7.0
DHLF-00002	831645/2024	LF-00015	0.00	1.00	1.00	CGA	107	1,589	400	1,696	6.1
DHLF-00002	831645/2024	LF-00016	1.00	2.00	1.00	CGA	127	1,681	432	1,808	6.6
DHLF-00002	831645/2024	LF-00017	2.00	3.00	1.00	SHL	121	704	216	825	3.4
DHLF-00002	831645/2024	LF-00018	3.00	4.00	1.00	SHL	108	401	122	509	1.8

Table 16 – Mineral Right 831.645/2024 - Auger drillhole sample of permit 832699/2024. CON: CONGLOMERATE, KAM: KAMAFUGITE/VOLCANIC, CGA: LATERITIC SOIL, SHL: SHALE/SILTSTONE.

61

Mineral Right 831.644/2024

Current Status: Exploration Permit, valid until November 14, 2027. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Exploration activities have included geological mapping and surface sampling; three surface samples were collected which showed mineralization for both rare earths and titanium.

Mata da Corda Formation was mapped in 374 hectares, with an estimated maximum thickness of 190 meters, estimated by lateral correlation with next areas, for example 832701/2024. The lack of outcrops makes it difficult to determine the average thickness. Results of surface samples collected throughout this mineral right are pending.

Alto Paranaiba Project - Material Properties - Mineral Right 831644/2024

7942000
7940000
7938000
362000
364000
366000
BR-365
Córrego das Posses
0 500 1.000 m
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Municipalities
Hidrography
Roads
Main Roads
Country Roads
Geology
Mata da Corda Group
Total Rock Chemistry TREO (ppm)
Pendig
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 15 – Mineral Right 831.644/2024 – Geological and sample map.

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
SPJ-00143	831.644/2024	364138	7940635	1049	RCO

SPJ-00144	831.644/2024	363924	7941068	1084	RCO

SPJ-00145	831.644/2024	363325	7941611	1053	RCO

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
SPJ-00143	65	859	178	924	5.8

SPJ-00144	63	643	130	705	6.4

SPJ-00145	62	1,126	265	1,188	5.3

62

Sample ID	Description
SPJ-00143	Reddish soil with clay-sized particles.

SPJ-00144	Reddish soil with clay-sized particles.

SPJ-00145	Well preserved outcrop of reddish soil with clay-sized particles.

Table 17 – Mineral Right 831.644/2024 – Surface samples details. RCO: Recent Cover.

Mineral Right 831.643/2024

Current Status: Exploration Permit, valid until November 14, 2027. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Exploration activities included geological mapping and surface sampling. 19 surface samples were collected and results are pending.

Mata da Corda Formation was mapped in 93 hectares, with an estimated maximum thickness of 80 meters. Results from surface samples collected throughout this group are pending.

Alto Paranaiba Project - Material Properties - Mineral Right 831643/2024

7947000
7945500
7944000
352500
354000
355500
900
890
880
870
860
850
920
910
930
940
Mineral Rights - Alto Paranaíba Project
Contour (10m)
Municipalities
Hidrography
Roads
Main Roads
Country Roads
Geology
Mata da Corda Group
Total Rock Chemistry TREO (ppm)
Pendig
0
500
1.000 m
APP PROJECT
Presidente Olegário
832703/2024
832702/2024
832704/2024
831643/2024
Patos de Minas
831644/2024
832701/2024
831645/2024
Lagoa Formosa
832698/2024
832699/2024
Carmo do Paranaíba

Figure 16 - Mineral Right 831.643/2024 - Geological and sample map.

63

Sample ID	Mineral Right	X	Y	NAT_RL	Lithology
SPJ-00124	831643/2024	370202	7931154	857	CON

SPJ-00125	831643/2024	352977	7945176	865	RCO

SPJ-00126	831643/2024	352967	7945212	867	CON

SPJ-00127	831643/2024	352951	7945056	861	RCO

SPJ-00128	831643/2024	352974	7945069	864	KAM

SPJ-00129	831643/2024	353017	7945067	870	KAM

SPJ-00130	831643/2024	353031	7945075	868	CON

SPJ-00131	831643/2024	353029	7945068	860	CON

SPJ-00132	831643/2024	353119	7945100	873	CON

SPJ-00133	831643/2024	353143	7945107	876	CON

SPJ-00134	831643/2024	353323	7945140	881	CON

SPJ-00135	831643/2024	353426	7945156	883	RCO

SPJ-00136	831643/2024	352845	7944927	854	RCO

SPJ-00137	831643/2024	354696	7945472	900	CON

SPJ-00138	831643/2024	354690	7945470	905	CON

SPJ-00139	831643/2024	354901	7945370	929	KAM

SPJ-00140	831643/2024	355052	7945158	933	RCO

SPJ-00141	831643/2024	353917	7945414	891	RCO

SPJ-00142	831643/2024	353936	7945508	913	RCO

Sample ID	HREO (ppm)	LREO (ppm)	MREO (ppm)	TREO (ppm)	TiO2 (%)
SPJ-00124	104	1,645	382	1,749	9.6

SPJ-00125	145	1,898	449	2,043	10.3

SPJ-00126	129	1,620	384	1,748	12.5

SPJ-00127	192	2,710	642	2,901	16.1

SPJ-00128	106	786	190	892	7.4

SPJ-00129	106	1,623	383	1,730	7.6

SPJ-00130	172	2,173	522	2,345	11.2

SPJ-00131	80	1,090	255	1,170	7.4

SPJ-00132	89	995	235	1,084	7,0

SPJ-00133	115	1,510	358	1,624	10.3

SPJ-00134	99	869	199	969	7.7

SPJ-00135	180	2,471	584	2,650	14.7

SPJ-00136	171	2,329	564	2,500	13.5

SPJ-00137	141	1,477	366	1,617	8.9

SPJ-00138	163	2,017	494	2,180	9.5

SPJ-00139	208	2,968	721	3,176	15.4

SPJ-00140	173	2,475	597	2,649	13.4

SPJ-00141	196	2,543	607	2,739	15.3

SPJ-00142	215	2,813	699	3,029	14.7

64

Sample ID	Description
SPJ-00124	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00125	Reddish soil with clay-sized particles.

SPJ-00126	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00127	Reddish soil with clay-sized particles

SPJ-00128	Volcanic rock with a greenish matrix and amygdales and vesicles filled with kaolinite

SPJ-00129	Volcanic rock with a greenish matrix and amygdales and vesicles filled with kaolinite

SPJ-00130	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00131	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00132	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00133	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00134	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00135	Reddish soil with clay-sized particles

SPJ-00136	Reddish soil with clay-sized particles

SPJ-00137	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00138	Clast-supported conglomerate with clasts about 4 cm in size, composed of green volcanic rock and another whitish aphanitic rock. The matrix is composed of green mud

SPJ-00139	Volcanic rock with a greenish matrix and amygdales and vesicles filled with kaolinite

SPJ-00140	Reddish soil with clay-sized particles

SPJ-00141	Reddish soil with clay-sized particles

SPJ-00142	Reddish soil with clay-sized particles

Table 18 – Mineral Right 831.643/2024 - Surface samples details. RCO: Recent Cover; KAM: Kamafugite; CON: Conglomerate.

Geological mapping and surface sampling have been executed; 19 surface samples were collected and confirmed mineralization for both rare earths and titanium.

Expected Costs for Planned Exploration

Phase 1

For the next phase of exploration, the work has been planned to seek synergies among the mineral rights areas, enabling proximity assessments and shared use of resources such as management teams, field supervision, and the necessary infrastructure to carry out the activities, as well as for service providers. The implementation will be divided into three phases.

In this first phase, the next steps will address mineral rights numbers 832.699/2024 and 832.698/2024, which are part of Block 1. The planned activities are described below:

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an estimated cost of US$ 65,000.

● In addition, the program will include a 4,000-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$ 960,000.

● Our team which will be responsible for managing and supervising field such activities has an estimated cost of US$ 235,000.00.

● Metallurgical testing and the cost of preparing the Regulation S-K 1300 compliant technical report summary has an estimated cost of US$ 210,000.

● Contingency and other small items have an estimated cost of US$ 80,000.

65

Totaling the above items, an estimated cost of US$ 1,550,000 is reached to obtain the data and generate a Regulation S-K 1300 compliant technical report summary.

Phase 2

The second phase will subsequently focus on mineral rights 832.704/2024, 832.703/2024, and 832.702/2024, all of them part of Block 2. Located in the northernmost portion of the project area, these tenements will undergo the same set of activities previously described, as detailed below:

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an estimated cost of US$ 76,000.

● In addition, the program will include a 4,900-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$ 1,175,000.

● Our team which will be responsible for managing and supervising such field activities has an estimated cost of US$ 290,000.

● Metallurgical testing and the cost of preparing the Regulation S-K 1300 compliant technical report summary has an estimated cost of US$ 230,000.

● Contingencies and other small items have an estimated cost of US$ 90,000.

Totaling the above items, an estimated cost of US$ 1,861,000 is reached to obtain the data and generate the Regulation S-K 1300 compliant technical report summary.

Phase 3

In the third and final planned stage of the material property exploration plan, the focus will be on mineral rights 832.701/2024, 831.645/2024, and 831.643/2024, which are part of Block 2. These tenements are located in the southern portion of the block. The same exploration activities previously described will be implemented in this area, as outlined below:

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an estimated cost of US$ 71,000.

● In addition, the program will include a 4,100-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$ 1,100,000.

● Our team which will be responsible for managing and supervising such field activities has an estimated cost of US$ 270,000.00.

● Metallurgical testing and the cost of preparing the S-K 1300 compliant technical report summary has an estimated cost of US$ 225,000.

● Contingencies and other small items have an estimated cost of US$ 80,000.

Totaling the above items, an estimated cost of US$ 1,746,000 is reached to obtain the data and generate the Regulation S-K 1300 compliant technical report summary.

Figure 18 - Alto Paranaíba Project mineral rights.

66

For purposes of geological exploration, these mineral rights have been divided into three blocks: (i) Block 1 – Carmo do Paranaíba; (ii) Block 2 – Patos de Minas; and (iii) Block 3 – Tiros.

Figure 19 - Alto Paranaíba Project mineral rights included in Block 1, Block 2, and Block 3.

Exploration Activities

Our geology team, under the supervision of a Qualified Person under Regulation S-K 1300 for rare earths and titanium, has been performing several mineral research activities, including the following:

●	Compilation of public data: GIS database containing mainly lithologies, geophysics, public mapping data and information from neighboring competitors, such as the base elevation of the Mata da Corda Group. It also includes the ALOS PALSAR digital elevation model (12.5 m) for topography.

●	Estimation of tonnage potential: Expedited cubing performed for the areas of greatest interest based on public data. Density used 1.8 g/cm³. The result includes recent coverage that overlaps the Mata da Corda Group.

●	First-Step Reconnaissance: Rapid geological reconnaissance performed targeting the main outcrops that occur in the area and identification of units. Rock sampling is performed in parallel (chip sampling).

●	Detailed Mapping: Semi-detailed geological mapping with identification and description of outcrops that represent the entire unit of interest in the area. The base, thickness and continuity or lateral variation of the layers are also identified. Focuses on identifying the main facies and distribution of the Mata da Corda group. It is also accompanied by rock sampling (chip sample).

●	Lidar: by drone flight, for high-detail topography (50cm precision).

67

●	Geophysics: Aeromag and terrestrial Gamma have been used so far, using publicly available regional geophysical maps (Figure 20 and Figure 21).

●	Auger Drilling (AD): Performed with our own equipment, it is capable of drilling an average depth of 20 meters; useful for exploratory holes and large sample production.

MAGNETOMETRY
Analitic signal
350000
375000
400000
7950000
7925000
7900000
Patos de Minas
Carmo do Paranaíba
Tiros
0
7,5
15 km
ATLAS
CRITICAL MINERALS

MAGNETOMETRY
Vertical Derivative
350000
375000
400000
7950000
7925000
7900000
Patos de Minas
Carmo do Paranaíba
Tiros
0
7,5
15 km
ATLAS
CRITICAL MINERALS

Figure 20 – Two publicly available magnetometry maps: analytical signal and vertical derivative.

GAMMASPECTOMETRY
K U Th
K
Th
U
350000
375000
400000
7950000
7925000
7900000
Patos de Minas
Carmo do Paranaíba
Tiros
0
7,5
15 km
ATLAS
CRITICAL MINERALS
MAGNETOMETRY
Total intensity
Magnética - nT

Figure 21 – Ternary maps of radiometry and total magnetometry intensity.

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Surface Sampling

We have carried out a soil sampling campaign, with 479 samples collected, and several strong results such as approximately 15,000 ppm of Total Rare-Earth Oxides (“TREO”) and 20% of TiO2 in our mineral right 831.268/2021.

We also carried out an auger drilling survey in two mineral rights of Block 3 (831.277/2019 and 831.278/2019), both of which are part of the Option. Five exploration drillholes, summing 62 drilled meters, intercepted Capacete Formation.

Mineral rights located in Block 2 show TREO > 1,500 ppm, reaching at times up to 8,000 ppm, and 8% < TiO2 <12% and including readings of TiO2 > 12% for some samples. In all such mineral rights the presence of Capacete Formation has been mapped, and in some places, it is up to 70 meters thick.

Block 3 also shows high grade locations, including samples which show TREO > 4,000 ppm and TiO2 > 12%.

High levels of TREO and TiO2 were obtained through an extensive whole rock sampling campaign (Figure 22), totaling 726 samples of soil, conglomerates, aphanitic porphyritic volcanic rocks, sandstones, mudstones, lateritic canga, among others. Among the 726 samples analyzed, 549 samples resulted in levels above 1,000 ppm of TREO, of which 117 resulted in levels above 3,000 ppm of TREO and 700 ppm of MREO. Of the total samples, 180 obtained TiO2 above 10%, while 23 obtained levels above 15%. In general, analytical results with high TREO and TiO2 contents were obtained, with some Block 3 contents being exceptional (TREO > 10,000 ppm, for example). While the sample with the highest content in Block 1 resulted in 5,894 ppm TREO, the areas of Block 2 demonstrate 2 samples with contents above 6,000 ppm TREO. Blocks 1 and 2 present similar results when comparing the content averages (TREO, TiO2 and MREO), with Block 1 presenting slightly higher averages (Table 19).

	Block 1 – Surface	Block 2 – Surface
Average TREO (ppm)	1,915	1,814
Average TiO2 (%)	9	8
Average MREO (ppm)	447	427

Table 19 – Average contents in surface samples in Blocks 1 and 2.

The samples from Blocks 1 and 2, as well as the high grades, are well distributed throughout the occurrence of the Mata da Corda Group within these areas, indicating lateral continuity for the mineralization of the unit. These samples reflect the occurrence of outcrops, which mostly occur in the slope region, so the plateau region has a smaller number of samples or even lower grades.

Block 3, with only one area sampled to date, also has high grades such as 4,770 ppm for TREO and 16% for TiO2.

69

Alto do Paranaíba Project
Atlas Critical Minerals
Surface Samples
Total of Rare-Earth Oxides (TREO)
Whole-Rock Geochemistry
TREO (ppm)
4000 - 28428
3000 - 4000
1500 - 3000
PERMITS
Atlas CM
Equinox
Resouro
1:500.000
UNIVERSAL TRANSVERSE MERCATOR
SIRGAS 2000 ZONE 23S
350000
375000
400000
7950000
7925000
7900000
6405 ppm TREO TiO2 19%
4395 ppm TREO TiO2 9%
4766 ppm TREO TiO2 18%
4479 ppm TREO TiO2 12%
6759 ppm TREO TiO2 12%
4587 ppm TREO TiO2 9%
4786 ppm TREO TiO2 6%
4717 ppm TREO TiO2 14%
Patos de Minas
4770 ppm TREO TiO2 13%
3151 ppm TREO TiO2 12%
3599 ppm TREO TiO2 16%
16152 ppm TREO TiO2 6%
10586 ppm TREO TiO2 13%
10354 ppm TREO TiO2 7%
9983 ppm TREO TiO2 16%
4648 ppm TREO TiO2 17%
4043 ppm TREO TiO2 9%
6221 ppm TREO TiO2 12%
5894 ppm TREO TiO2 15%
4026 ppm TREO TiO2 11%
4291 ppm TREO TiO2 13%
Carmo do Paranaíba
Tiros
28870 ppm TREO TiO2 16%
8989 ppm TREO TiO2 14%
5660 ppm TREO TiO2 8%
0
7,5
15 km
ATLAS CRITICAL MINERALS

Figure 22 – Top whole rock sample results in the Alto Paranaíba Project.

Block 1

Our mineral rights of Block 1 (832.698/2024 and 832.690/2024) have profiles with large thicknesses (~110 meters) of outcropping Capacete Formation (Figure 23 and Figure 24), potentially being a type of deposit similar to that of Resouro. The Mata da Corda Group occurs from elevations of 945m to 1050m, with a lateritic cover, suggestive of alteration of the Mata da Corda, overlapping the formation from 1050m to 1100m (Figure 25). The volcanic rocks present magnetism, mostly with an aphanitic texture, locally porphyritic or with amygdalae. Volcanic breccias also occur. The Capacete conglomerate has strong magnetism, is mostly polymictic (clasts of various types) and supported by the matrix, composed of green or reddish clay (Figure 26).

70

Detailed mapping observed intercalations of volcanic rock (“Patos Formation”) with sedimentary rock, with laterally restricted continuities. Sampling showed high levels of TREO and TiO2 in samples dispersed in the areas and at different topographic elevations. Significant levels of magnetic rare earths oxides (“MREO”) are also found in the areas (Figure 24).

370000
375000
7908000
7902000
ATLAS CRITICAL MINERALS
SCP-034
4043 ppm TREO
9% TiO2
832.698/2024
PCP-012
4055 ppm TREO
5% TiO2
A
B
PPA-259
4592 ppm TREO
9% TiO2
PPA-356
4648 ppm TREO
17% TiO2
PPA-397
5984 ppm TREO
15% TiO2
C
PPA-372
4026 ppm TREO
11% TiO2
D
PCAG-026
4291 ppm TREO
13% TiO2
832.699/2024
0
1
2 km
APP - Block 1
GEOLOGY
Patos Formation
Recent Covers
Mata da Corda Group
TREO (ppm)
4000 - 5984
3000 - 4000
1500 - 3000
500 - 1500
0 - 500
PERMITS
Atlas CM
1:60.000
UNIVERSAL TRANSVERSE MERCATOR
SIRGAS 2000 ZONE 23S

Figure 23 – Block 1 representative TREO and TiO2 sample grades.

Figure 24 – Block 1 representative MREO sample grades.

Figure 25 – Block 1 stratigraphic profiles, showing thick layers of conglomerates from the Capacete Formation and the Patos Formation.

71

Figure 26 – Conglomerates of the Capacete Formation in Block 1, clast-supported facies and matrix-supported facies.

72

Block 2

In the mineral rights of Block 2, the Mata da Corda Group occurs over a wide area (Figure 27) and with thicknesses of up to 80 meters, outcropping from 940m to 1020m, with layers of conglomerates of the Capacete Formation up to 25m thick intercalated with layers of volcanic rock of the Patos Formation (Profiles 2). The lateritic cover in block 2 reaches 50 meters and in some places presents imbricated clasts, systematic granulometric variation and “clasts” with preserved igneous textures (e.g. porphyritic), suggesting that the cover is the product of alteration of the Capacete Formation in these places.

Sampling showed high levels of TREO and TiO2 distributed vertically and laterally along the Mata da Corda mapped in the areas (Figure 27). MREO levels are also promising levels (Figure 28).

In general, Patos and Capacete Formations appear in alternating layers with a very close distribution to each other (Figure 29). The Patos Formation presents varied textures: aphanitic, porphyritic (brown phenocrysts), with white amygdalae (zeolites?) and sometimes brecciated. In most cases, the volcanic rocks outcrop with advanced weathering, occurring in a friable state or even completely transformed into clay. The magnetism of these rocks, although present, is not as intense as in their sedimentary products. The Capacete Formation, for the most part, presents clast-supported conglomerates that vary between monomictic (only one type of clast) and polymictic, with a matrix composed of greenish clay and sometimes white in color. The clasts are predominantly composed of greenish aphanitic volcanic rocks and some brown and white mineral phases (Figure 30 and Figure 31).

APP - Block 2
Atlas Critical Minerals
GEOLOGY
Recent Covers
Patos Formation
Mata da Corda Group
Whole-Rock Chemistry
TREO (ppm)
4000 - 6759
3000 - 4000
1500 - 3000
500 - 1500
0 - 500
PERMITS
Atlas CM
1:50.000
Universal Transversa Mercator
SIRGAS 2000 Zona 23S
4376 ppm TREO
11% TiO2
SPJ-014
6405 ppm TREO
19% TiO2
SPJ-008
4479 ppm TREO
12% TiO2
SPJ-025
4587 ppm TREO
9% TiO2
SPJ-052
4352 ppm TREO
13% TiO2
SPJ-047
4766 ppm TREO
18% TiO2
PPA-512
4717 ppm TREO
14% TiO2
SPJ-059
6759 ppm TREO
12% TiO2
SPJ-069
4786 ppm TREO
6% TiO2
SPJ-068
A
B
C
D
E
F
832.703/2024
832.702/2024
832.704/2024
7960000
7955000
355000
360000
365000
0
1
2 km
ATLAS
CRITICAL MINERALS

Figure 27 – Geological Map of Block 2 with location of profiles and best TREO and TiO2 contents.

73

Bloco 2 - APP
GEOLOGIA
Coberturas recentes
Formação Patos
Grupo Mata da Corda
MREO
500 - 1000
1000 - 2000
2000 - 2192
Atlas CM
1:50.000
Universal Transversa Mercator
SIRGAS 2000 Zona 23S
1643 ppm MREO
SPJ-008
1162ppm MREO
SPJ-014
1116 ppm MREO
SPJ-025
1191 ppm MREO
SPJ-052
1129 ppm MREO
SPJ-047
1198 ppm MREO
APPPA-267
1451 ppm MREO
SPJ-057
2192 ppm MREO
SPJ-069
832.703/2024
832.702/2024
832.704/2024
0
1
2 km
355000
360000
365000
7960000
7955000

Figure 28 – Geology and MREO contents for samples from Block 2, showing the lateral continuity of the high MREO content layer.

Figure 29 – Stratigraphic profiles of Block 2, demonstrating intercalations of volcanic rock and conglomerates.

74

Figure 30 – Conglomerates of the Capacete Formation in Block 2, clast-supported facies and matrix-supported facies.

75

Figure 31 – Samples of volcanic rock demonstrating aphanitic texture and outcrop of purple volcanic rock demonstrating vesicles filled with white clays, both classified in the literature as kamafugites.

76

Block 3 presents very high TREO contents, such as 10,000 < TREO < 28,000 ppm, but the occurrence dimensions of the Mata da Corda Group are restricted, since the mineral rights do not show many areas with elevations higher than 960 meters, the base level of the Mata da Corda in the region (Figure 32).

Alto do Paranaíba Project
Atlas Critical Minerals
GEOLOGY
Patos Formation
Mata da Corda Group
TREO (ppm) - Total of Rare Earth Oxides
4000 - 28428
3000 - 4000
1500 - 3000
500 - 1500
0 - 500
PERMITS
Atlas Recursos Minerais
Mineração Apollo
1:200.000
UNIVERSAL TRANSVERSE MERCATOR
SIRGAS 2000 ZONE 23S
831.276/2019
831.279/2019
831.350/2024
831.268/2021
831.275/2019
831.451/2024
831.074/2024
831.073/2024
831.271/2021
831.277/2019
831.278/2019
16152ppm TREO
3915ppm MREO
6% TiO2
10354ppm TREO
781ppm MREO
7% TiO2
5143ppm TREO
1090ppm MREO
23% TiO2
10586ppm TREO
679ppm MREO
13% TiO2
9983ppm TREO
832ppm MREO
16% TiO2
28870ppm TREO
7493ppm MREO
16% TiO2
5248ppm TREO
1749ppm MREO
12% TiO2
0
5
10 km
7920000
7905000
7890000
405000
420000

Figure 32 – Grade map of Block 3.

Geological mapping in areas 831.277/2019 and 831.278/2019 shows that Mata da Corda occurs above 960 meters, with the Capacete formation predominating, with mainly supported matrix and polymictic conglomerates. A total of five auger holes were drilled in these mineral rights. All of these holes were positive, intercepting rocks of the Capacete formation with advanced weathering. The holes presented attractive average contents:

●	Average TREO: 4,818 ppm
●	Average TiO2: 12%
●	Average MREO: 1,352 ppm

A schematic representation of three of the auger drill holes and some of their results is in Figure 33.

The average of surface samples results (ppm) per individual rare earth element for each block is summarized in the table below:

		TER - TOTAL RARE EARTH (ppm)
		MRE - MAGNETIC RARE EARTH
	BLOCK	Nd	Pr	Dy	Tb	Ce	La	Sm	Er	Eu	Gd	Ho	Lu	Tm	Y	Yb
AVERAGE	1	287	79	15	3	733	373	41	6	10	29	2	1	1	56	5
AVERAGE	2	262	73	14	3	666	347	38	5	10	27	2	1	1	54	4
AVERAGE	3	261	71	11	2	1,034	354	35	4	8	21	2	0	1	42	3

Table 20 – Average of surface samples results (ppm) per individual rare earth element for each block - Scandium (Sc) and Promethium (Pm) were not considered in the results above.

Figure 33 – Section showing three auger drill holes (DHT-001, -002 and -003), with representative results at specific depths.

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Quality Assurance and Quality Control

We have utilized Quality Assurance (QA) and Quality Control (QC) methodologies under the supervision of a qualified person as defined in Regulation S-K 1300.

In particular, as described above, we carried out a surface sampling and an auger drilling campaign, aiming to identify and delineate geochemical anomalies associated with rare earth mineralization. The surface sampling campaign included soil and chip rock samples of all lithology and layers across our mineral rights. The auger drilling campaign tested possible targets to evaluate the mineralization potential. Both campaigns had all geochemical analysis performed by SGS-Geosol, an analytical laboratory located in Vespasiano, Brazil, which is considered to be the premier such testing site in Brazil (“SGS-Geosol”). SGS-Geosol is ISO 14001 and 17025 accredited by the Standards Council. SGS-Geosol is an independent third-party and provides services pursuant to arms-length contracts.

The auger drillholes were vertical and the reported intervals corresponded to the true thickness. The cores were placed in boxes, aligned and measured by the technician or geologist for core recovery. The core boxes were identified with a code, a hole ID and tags. The logging and sampling were performed at our core logging facilities. The sample intervals were defined by 1 meter, varying depending on the lithological contact, and the material for chemical analysis consisted of the right half of the core, resulting in samples with an average weight of 5 Kg. These samples were then gathered in a labelled bag, and the remaining half is kept at the box with the sample ID tag, for reference. The bagged samples were then sent to SGS-Geosol.

All samples received at SGS-Geosol were inventoried and weighted prior to being processed. Drying was done to samples having excess humidity. Sample material was crushed using jaw crushers. The SGS-Geosol analytical method used for our samples is one of their standard packages. Analytical results were sent electronically by SGS-Geosol directly to us and results were compiled in an MS Excel spreadsheet by the project geologists.

Similar procedures as described above were used for our graphite studies, described later in this prospectus.

In addition to the laboratory quality assurance quality control (QA/QC) routinely implemented by SGS Geosol using pulp duplicate analysis, Atlas developed an internal QA/QC protocol for the projects, which consisted of the insertion of analytical standard reference materials (standards), blanks and core duplicates on a systematic basis with the samples shipped to the analytical laboratory.

Through the implementation of these protocols, Atlas ensures the quality and integrity of data, maintaining full traceability and accuracy in the results and in the processes related to geological interpretation and evaluation.

Competitor’s Efforts

Multiple of our mineral rights border and/or are close to mineral rights that belong to two listed companies: Resouro Strategic Metals (“Resouro”) near the municipality of Tiros and Equinox Resources Limited (“Equinox”) near the municipality of Patos de Minas (Figure 34). Resouro and Equinox have each publicly disclosed the presence of significant concentrations of rare earths and titanium in their projects.

Figure 34 – Map showing our mineral rights areas in relation to those of two competitors in the region – Resouro and Equinox.

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Goiás Project – Rare Earths – Exploration Phase

The Goiás Project is composed of the 18 mineral rights listed below. If the Option is exercised, an additional 18 mineral rights will be added, for a total of 36 mineral rights.

The mineral rights are located in western Goiás, in the region of Montes Claros de Goiás, Iporá and Santa Fé towns. In geological terms, this region comprises the Tocantins Structural Province in the Brasilia Fold Belt and has one geological formation with alkaline chemical affinity that are favorable for rare earths mineralization: Iporá Alkaline Complex, related to the Goiás Alkaline Province (Cretaceous). Such formation shows plutonic and subvolcanic/volcanic rocks, such as syenite, basaltic-andesite, gabbro, dunite, peridotite, pyroxenite, lamprophyre and others. They occur as sills, dikes, plugs and pipes, lava and pyroclastic deposits. These rocks can be intruded into older units such as Goiás Orthogneiss, Iporá Granite and Furnas Formation.

These rocks have high rare earths contents, as well as high P and may also have high Nb and Ni contents. Our mineral rights are in regions with odds of occurrence of the intrusions non-mapped by the regional and some mineral rights already have Iporá Alkaline Complex mapped by the regional public data. Other mineral rights (close to Iporá town) are directly adjacent to Appia, a listed company that has disclosed promising results for rare earths in its adjacent project. The weathering profile of the region can lead to laterization, which favors the formation of ionic clay deposits.

While these mineral rights are an important part of our mineral rights portfolio, they currently are not the principal focus of our exploration efforts as of the date of this prospectus. As the Company’s business develops and economic conditions justify their development and extraction, management intends to explore the development and extraction of these minerals. A regional geographical map showing the location of the mineral rights follows, although a further description of the Company’s mineral rights, including maps showing the specific locations, is attached as Exhibit 99.1 to this registration statement of which this prospectus forms a part.

Figure 35: Regional geological map with our mineral rights (in blue) and the occurrence of the Ipora Alkaline Complex

Figure 36: Geological map showing the proximity of our mineral rights to the Appia targets, and the Ipora Alkaline Complex occurrence.

79

The Company’s mineral rights are listed below, consisting of 18 owned by the Company with an additional 18 mineral rights to be added in the event the Company exercises the Option, resulting in a total of 36 mineral rights:

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Goiás Project	860.756/2023	1,950.80	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.752/2023	1,904.78	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.751/2023	1,829.79	Rare Earths, Potash	Montes Claros de Goiás	Goiás, Brazil

Goiás Project	860.750/2023	1,877.82	Rare Earths, Potash	Montes Claros de Goiás	Goiás, Brazil

Goiás Project	860.749/2023	1,928.80	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.748/2023	1,981.29	Rare Earths, Potash	Montes Claros de Goiás	Goiás, Brazil

Goiás Project	860.747/2023	1,976.96	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.746/2023	1,990.71	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.745/2023	1,945.80	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.744/2023	1,934.35	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.742/2023	1,927.43	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.741/2023	1,992.67	Rare Earths, Potash	Jussara, Santa Fé de Goiás	Goiás, Brazil

Goiás Project	860.740/2023	1,969.60	Rare Earths, Potash	Jussara, Santa Fé de Goiás	Goiás, Brazil

Goiás Project	860.739/2023	1,955.89	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.738/2023	1,940.81	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.737/2023	1,951.10	Rare Earths, Potash	Jussara	Goiás, Brazil

Goiás Project	860.736/2023	1,958.39	Rare Earths, Potash	Jussara, Britânia	Goiás, Brazil

Goiás Project	860.735/2023	1,988.76	Rare Earths, Potash	Jussara	Goiás, Brazil

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Graphite

Overview

Graphite has been on the list of the minerals considered critical to the economic and national security of the United States since an initial list published by the U.S. Department of the Interior on May 18, 2018. Graphite is the most used anode in lithium-ion batteries, benefitting from its high energy and power density. The global need for high-quality, low impurity graphite is directly related to the growth in electric vehicle (“EV”) adoption as discussed above. According to recent publication from Benchmark Mineral Intelligence, a well-respected mineral consultancy, to meet demand for anode materials, an estimated 97 natural flake graphite mines will need to be built by 2035, assuming an average size of 56,000 tons a year and no contribution from recycling.

Graphite plays a critical role in steel production, automotive manufacturing, lubricants, and battery technology—particularly as the anode material in most lithium-ion batteries. It also is used extensively in military applications including rocket and missile nozzles, jet engine components, submarine hulls to reduce acoustic signatures, and more.

China accounts for 77% of the world’s graphite production, with the U.S. sourcing 44% of its supply from China. Despite its reliance on imports, the U.S. has no active graphite mines.

Natural graphite is a naturally occurring form of carbon that is characterized by its crystalline structure and unique properties, including excellent electrical and thermal conductivity. It is primarily found in three forms: flake, amorphous, and lump graphite. Flake graphite is the most commercially valuable form, used in various applications due to its high purity and conductivity. Natural graphite is essential in numerous industries, particularly in the production of batteries, lubricants, and refractories, making it a critical mineral in the modern economy.

Countries with significant natural graphite reserves include China, Brazil, Mozambique, Madagascar, and India. As of 2023, China holds the largest reserves, estimated at around 78 million metric tons, which accounts for approximately 28% of the global total. Brazil follows with about 74 million metric tons, while Mozambique and Madagascar have reserves of 25 million and 24 million metric tons, respectively. Despite these reserves, the mining and processing of natural graphite are not evenly distributed globally. China dominates the processing sector, controlling over 60% of the world’s graphite production and refining capabilities. This concentration of processing capacity raises concerns about supply chain vulnerabilities for countries that rely heavily on imported graphite.

Natural graphite is used in a wide range of applications, with the most significant demand coming from the battery industry, particularly for lithium-ion batteries (“LIBs”). As the world transitions to EVs and renewable energy storage solutions, the demand for natural graphite is expected to surge. In 2023, approximately 33% of natural graphite was used in batteries, while other applications included lubricants, refractories, and foundry products. The unique properties of natural graphite, such as its ability to withstand high temperatures and its excellent conductivity, make it an ideal material for these applications. Furthermore, the growing emphasis on sustainability and environmental responsibility has led to increased interest in natural graphite, as it is often considered more environmentally friendly compared to synthetic alternatives.

The importance of natural graphite to the U.S. economy is significant, particularly as the country seeks to enhance its technological capabilities and reduce dependence on foreign sources. The U.S. has identified natural graphite as a critical mineral, essential for national security and economic stability. Currently, the U.S. relies heavily on imports for its graphite supply, with a substantial portion coming from China. This reliance poses risks, especially in light of geopolitical tensions and trade restrictions. To mitigate these risks, the U.S. government is actively pursuing strategies to bolster domestic production and processing of natural graphite, which could enhance supply chain resilience and support the growth of clean energy technologies.

When comparing natural graphite to synthetic graphite, several advantages of natural graphite become apparent. Natural graphite typically has a higher crystalline structure, which results in better electrical and thermal conductivity than synthetic graphite. Additionally, natural graphite is often less expensive to produce, as it requires less energy and fewer resources compared to the energy-intensive processes involved in synthesizing graphite. The environmental impact of natural graphite extraction can also be lower than that of synthetic graphite production, particularly when sustainable mining practices are employed. As demand for graphite continues to rise, the benefits of natural graphite over synthetic alternatives will likely play a crucial role in shaping future supply chains and market dynamics.

In summary, natural graphite is a vital resource with significant reserves concentrated in a few countries, primarily China. Its applications in batteries and other industries underscore its importance to the U.S. economy, particularly as the nation seeks to enhance its technological capabilities and reduce reliance on imports. The advantages of natural graphite over synthetic graphite further highlight its potential role in supporting sustainable development and clean energy initiatives.

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Graphite in Brazil

Brazil holds significant potential for natural graphite production, boasting the second-largest reserves of this critical mineral globally, estimated at approximately 74 million metric tons as of 2024. This positions Brazil as a key player in the graphite market, particularly as demand for natural graphite is projected to grow rapidly due to its essential role in various applications, including batteries for EVs, lubricants, and steel production. The Brazilian graphite market is expected to experience a compound annual growth rate (“CAGR”) of 6.1% from 2025 to 2030, with natural graphite being the fastest-growing segment within the industry.

The country is also strategically positioned to capitalize on the Increasing global demand for graphite, driven by the transition to renewable energy and the electrification of transportation. Brazil’s government is actively promoting the development of its mineral resources, including graphite, to enhance its industrial capabilities and reduce reliance on imports. However, challenges remain, such as the need for improved infrastructure and investment in mining technologies to fully exploit its graphite reserves. With the right policies and investments, Brazil could emerge as a leading supplier of natural graphite in the coming years.

Our Graphite Efforts

Our Malacacheta Project is strategically positioned to target critical minerals, specifically graphite. While in the early stages of exploration, this project offers significant long-term growth potential.

Our Arcos Project is a graphite project located near Nacional de Grafite, a leading graphite producer with over eight decades of experience in the Brazilian market. The Arcos Project requires further geological exploration but complements our overall portfolio and presents additional opportunities.

Our study area is strategically situated within the Araçuaí Orogen, a geologically complex region in eastern-central Brazil, encompassing parts of Bahia, Minas Gerais, and Espírito Santo states. Nestled at the southern edge of the São Francisco Craton, this orogen boasts a rich and intricate history shaped by multiple subduction events and tectonic developments spanning over 880 million years. The Macaúba Basin, a key component of this history, provides valuable insights into the region’s early Evolution.

Our Mineral Properties – Graphite

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipality	State, Country
Malacacheta Project	831.698/2021	260.95	Graphite	Malacacheta	Minas Gerais, Brazil

Malacacheta Project	830.954/2021	997.28	Graphite	Malacacheta	Minas Gerais, Brazil

Arcos Project	830.073/2022	1,655.13	Graphite	Arcos	Minas Gerais, Brazil

Minas Gerais Project	830.471/2025	1,938.77	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.470/2025	1,901.48	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.467/2025	1,988.32	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.466/2025	1,957.28	Graphite	Divisópolis	Minas Gerais, Brazil

Minas Gerais Project	830.464/2025	1,684.88	Graphite	Jacinto	Minas Gerais, Brazil

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The following mineral rights are currently deemed by management to be material to the Company’s business:

Mineral Right 831.698/2021

Current Status: Exploration Permit, with a final research report filed by the prior owner with ANM and under current review.

Figure 37 – Map of Mineral Right 831.698/2021.

Mineral Right 830.954/2021

Current Status: Exploration Permit, valid until June 25, 2026. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Figure 38 – Map of Mineral Right 830.954/2021.

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The following mineral right is deemed by management not to be material as of the date of this prospectus; however, as economic and market conditions warrant, management may develop the mineral right in the future:

Malacacheta Project – Graphite – Exploration Phase

In our Malacacheta Project, during our initial exploration phase in 2023, we successfully identified surface outcrops with visible graphite, delineated mineralized bodies, and established a primary structural trend. Rock samples were collected (nine samples), and preliminary auger core drilling was conducted (29 drill holes), providing strong indications of the project’s potential.

Figure 39 – Malacacheta Project – our interpretation of the local structural trend.

Figure 40 – Malacacheta Project – outcrop of graphitic mica schist with “flake”.

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Figure 41 – Malacacheta Project – outcrop of graphitic mica schist with intercalated gneiss layers.

Our latest exploration campaign has expanded our understanding of the Malacacheta Project’s mineral potential. We have systematically mapped and described 43 new targets, paying close attention to surface exposures and sub-surface features. A comprehensive sampling program has been completed, with 17 samples of graphite schist and mica-schist with graphite collected from mineral rights 830.954/2021 and 831.698/2021. These samples are currently undergoing detailed geochemical analysis at the SGS laboratory in Vespasiano, Minas Gerais, a well-regarded independent facility.

We have identified significant graphite schist bodies within both analyzed areas, intercalated as lenses within mica schist. The area identified by the registration 830.954/2021 stands out as the most promising, with two highly significant occurrences. The graphite observed exhibits strong characteristics indicative of high-quality, as evidenced by the distinctive mineralogical signature of the streak.

Figure 42 – Flake-shaped graphite and graphite schist outcrop

For the next phase of exploration will be describes the planned expenditures during the resource exploration and resource reporting phases of the Malacacheta Project, which covers mineral rights 831.698/2021 and 830.954/2021.

● The work will begin with a geophysical magnetometric survey (drone MAG), aerophotogrammetry, and detailed topographic surveying using Lidar, with an expected cost of US$ 75,000.

● Followed by detailed fieldwork, including the collection of samples for chemical analysis to support high-resolution geological mapping, to be carried out by our team of geologists, with an expected cost of US$ 85,000.

● In addition, the program will include a 5,000-meter drilling campaign, supported by the implementation of all necessary infrastructure for a complete sample management and quality control chain. This will encompass chemical analyses, proper sample storage in a dedicated facility, and the application of rigorous QA/QC protocols. The estimated cost for this phase is US$1,550,000.

● Our team that will be responsible for managing and supervising the field activities delineated above has an estimated cost of US$ 160,000.

● Metallurgical testing and the cost of the preparation of the Regulation S-K 1300 compliant technical report summary has an estimated cost of US$ 170,000.

● Contingency and other small items have an estimated cost of US$ 105,000.

Totaling the above items, an estimated cost of US$ 2,145,000 is reached to obtain the data and generate a Regulation S-K 1300 compliant technical report summary for the Malacacheta Project.

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Uranium

Overview

Uranium is essential for nuclear energy and weapons. The U.S. imports ~95% of uranium, primarily from Canada and Kazakhstan. China controls 13% of global production.

Uranium is a dense, silvery-white metal with the chemical symbol U and atomic number 92. It is a naturally occurring element found in rocks, soil, and water, and it is best known for its role as the primary fuel for nuclear power plants. Uranium’s unique properties, including its ability to undergo nuclear fission—where the nucleus of an atom splits, releasing a significant amount of energy—make it a critical resource for generating electricity and powering nuclear reactors. In addition to its energy applications, uranium also has important uses in military technologies, including nuclear weapons and naval propulsion systems for submarines and aircraft carriers.

The global distribution of uranium reserves is concentrated in a few key countries. Australia holds the largest share, accounting for approximately 28% of the world’s known recoverable reserves, followed by Kazakhstan and Canada. Together, these three countries dominate global uranium production, with Kazakhstan being the largest producer, responsible for over 40% of the world’s supply. Other significant producers include Namibia, Niger, and Russia. The United States also has substantial uranium reserves, primarily in Wyoming and New Mexico, but domestic production has declined significantly in recent decades, leaving the country reliant on imports to meet its needs.

Uranium’s primary use is in the generation of nuclear energy. Nuclear power plants use enriched uranium, typically in the form of uranium dioxide pellets, as fuel to produce electricity through controlled nuclear fission reactions. This process provides a reliable, low-carbon source of energy, making nuclear power an important component of efforts to combat climate change. In addition to civilian energy production, uranium is essential for military applications. Highly enriched uranium is used in the production of nuclear weapons, while lower-enriched uranium powers naval reactors for submarines and aircraft carriers. The element is also used in research reactors and in the production of medical isotopes for cancer treatment and diagnostic imaging.

Kazakhstan’s dominance in uranium mining is largely due to its use of in situ recovery (ISR) technology, a cost-effective and environmentally less invasive method of extracting uranium from underground deposits. The country’s state-owned company, Kazatomprom, is the world’s largest uranium producer, supplying fuel to global markets. Canada, particularly through its high-grade uranium mines in Saskatchewan, also plays a crucial role in the global supply chain. However, the processing and enrichment of uranium are concentrated in a few countries, with Russia, the United States, France, and China leading in enrichment capacity. This concentration has raised geopolitical concerns, particularly in light of tensions between major powers.

For the United States, uranium is a critical mineral due to its importance in both energy security and national defense. Nuclear power provides about 20% of the country’s electricity and is its largest source of carbon-free energy. However, the U.S. currently imports over 90% of its uranium, primarily from Canada, Kazakhstan, and Australia, making it highly dependent on foreign sources. The U.S. government has been working to revitalize domestic uranium mining and processing capabilities, including the establishment of a strategic uranium reserve to reduce reliance on imports and ensure a stable supply for both civilian and military needs.

As the world transitions to cleaner energy sources, uranium’s role in the global economy is expected to grow. Nuclear power is increasingly recognized as a key component of strategies to reduce carbon emissions, particularly in countries seeking to replace coal and other fossil fuels. The development of advanced nuclear technologies, such as small modular reactors (SMRs) and next-generation reactors, could further increase demand for uranium. However, challenges such as public opposition to nuclear power, concerns about nuclear waste, and geopolitical tensions surrounding uranium supply chains must be addressed. Given its critical role in energy and security, uranium will continue to be a vital resource in the decades to come.

Uranium in Brazil

Brazil holds significant uranium reserves, ranking among the top ten countries globally in identified resources. However, uranium mining in Brazil is subject to stringent government control, as uranium extraction, processing, and commercialization fall under state monopoly, as defined by the Brazilian Constitution. Indústrias Nucleares do Brazil (“INB”) is the state-owned company responsible for uranium mining and nuclear fuel production in the country.

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The Federal Constitution establishes that “the exploration of nuclear services and facilities of any kind, as well as the state monopoly over the research, mining, enrichment, reprocessing, industrialization, and trade of nuclear ores and their derivatives,” is an exclusive competence of the Brazilian federal government. Furthermore, Law No. 14.514/2022 and Decree No. 51.726/1963 stipulate that Brazil’s federal monopoly includes:

●	Research and mining of nuclear ore deposits located within national territory;
●	The trade of nuclear ores and their concentrates, nuclear elements and their compounds, fissile and fertile materials, artificial radioisotopes, radioactive substances from the three natural series, and nuclear by-products;
●	The production and industrialization of nuclear materials.

Nuclear activities in Brazil are monitored by the National Nuclear Energy Commission (CNEN), and operations are conducted exclusively by INB, the sole company authorized to mine and process uranium in the country. Recently, Law No. 14.514/2022 allowed INB to provide services to national and international entities, both public and private, within Brazil or abroad, while maintaining Brazil’s federal monopoly. Additionally, nuclear activities in Brazil require legislative approval and are permitted solely for peaceful purposes, as per international agreements ensuring responsible use of nuclear energy.

Anticipating potential legislative changes in Brazil in the coming years, we are strategically evaluating areas with uranium potential.

The following is a description of the uranium* mineral rights owned by the Company. These rights are currently deemed by management to be immaterial to the Company’s current business plans; however, as the Company’s business develops and market conditions render the further development and extraction of these minerals economically feasible, management intends to monetize its mineral rights set forth below. A further description of the Company’s immaterial rare earth, phosphate and uranium and mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this registration statement of which this prospectus forms a part.

Project	Mineral Right Number	Area (hectares)	Mineral	Municipalities	State, Country
Tocantins Project	864.038/2025	9,784.21	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.037/2025	9,878.47	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.036/2025	9,512.65	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.035/2025	9,507.05	Rare Earths, Phosphate, (Uranium)*	Lizarda	Tocantins, Brazil
Tocantins Project	864.034/2025	9,877.45	Rare Earths, Phosphate, (Uranium)*	Rio Sono	Tocantins, Brazil
Tocantins Project	864.033/2025	9,989.40	Rare Earths, Phosphate, (Uranium)*	Miracema do Tocantins	Tocantins, Brazil
Tocantins Project	864.032/2025	9,859.72	Rare Earths, Phosphate, (Uranium)*	Miracema do Tocantins	Tocantins, Brazil
Goiás Project	860.161/2025	1,970.91	Rare Earths, (Uranium)*	Iporá, Amorinópolis	Goiás, Brazil
Goiás Project	860.160/2025	1,973.39	Rare Earths, (Uranium)*	Ivolândia	Goiás, Brazil
Goiás Project	860.150/2025	1,943.40	Rare Earths, Phosphate, (Uranium)*	Ivolândia	Goiás, Brazil
Goiás Project	860.149/2025	1,970.21	Rare Earths, Phosphate, (Uranium)*	Moiporá	Goiás, Brazil
Goiás Project	860.148/2025	1,824.27	Rare Earths, Phosphate, (Uranium)*	Moiporá	Goiás, Brazil
Goiás Project	860.144/2025	1,980.57	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Goiás Project	860.133/2025	1,936.15	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Goiás Project	860.131/2025	1,977.18	Rare Earths, Phosphate, (Uranium)*	Iporá	Goiás, Brazil
Pará Project	850.087/2025	9,905.37	Copper (Uranium)*	Santana do Araguaia	Pará, Brazil
Pará Project	850.077/2025	9,600.18	Copper (Uranium)*	Santana do Araguaia	Pará, Brazil
Minas Gerais Project	830.464/2025	1,929.49	Rare Earths, Graphite (Uranium)*	Jacinto, Salto da Divisa	Minas Gerais, Brazil

* Current Brazilian legislation does not allow uranium to be listed as a primary mineral; any discovery of uranium by us would be as a byproduct and in the context of exploring another mineral as listed.

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Copper

Overview

Copper is a highly conductive metal that plays a crucial role in various industries due to its excellent electrical and thermal conductivity, malleability, and resistance to corrosion. It is one of the oldest metals used by humans, with applications dating back thousands of years. In modern times, copper is essential in the manufacturing of electrical wiring, plumbing, roofing, and various electronic devices. Its versatility makes it a critical component in renewable energy technologies, EVs, and infrastructure development, particularly as the world transitions to greener energy solutions.

As of 2023, the largest reserves of copper are found in Latin America, with Chile and Peru holding the most significant shares. Chile is home to approximately 200 million metric tons of copper reserves, making it the world’s largest producer, while Peru follows with about 87 million metric tons. Other countries with notable copper reserves include China, Australia, and the United States. Despite having substantial reserves, the U.S. only mines about 5% of the world’s copper, highlighting its reliance on imports to meet domestic demand.

China plays a dominant role in the processing of copper, controlling a significant portion of the global refining capacity. Although China holds only about 4% of the world’s copper reserves, it produces approximately 45% of the world’s refined copper. This processing capacity is largely fueled by imports of raw copper from countries like Chile and Peru, which have established long-term supply agreements with Chinese firms. The concentration of processing capabilities in China raises concerns for other nations, particularly the United States, which seeks to diversify its copper supply chains to reduce vulnerability to geopolitical tensions and trade disruptions.

Copper is utilized in a wide range of applications across various sectors. In the electrical industry, it is used for wiring and power transmission due to its excellent conductivity. In construction, copper is employed in plumbing, roofing, and HVAC systems. The automotive industry also relies on copper for EVs, where it is used in batteries and wiring harnesses. Furthermore, copper is critical in renewable energy technologies, such as solar panels and wind turbines, where it facilitates efficient energy transfer. The demand for copper is expected to increase significantly as the world moves towards electrification and sustainable energy solutions.

The importance of copper to the U.S. economy is substantial, particularly as the country aims to enhance its technological capabilities and reduce dependence on foreign sources. The Biden administration had set ambitious goals for clean energy and infrastructure development, which would require a significant increase in copper supply. By 2035, the U.S. would need to double its annual copper supply to meet such targets. Additionally, copper is classified as a critical mineral by the U.S. government, emphasizing its strategic importance for national security and economic stability. Efforts are underway to bolster domestic copper production and processing capabilities, including investments in mining projects and partnerships with Latin American countries to secure a stable supply.

In conclusion, copper is a vital metal with significant reserves concentrated in Latin America, particularly in Chile and Peru. Its diverse applications across various industries underscore its importance to the U.S. economy, especially in the context of the growing demand for clean energy technologies and infrastructure development. Ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining the U.S.’s competitive edge in technology and manufacturing.

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Copper in Brazil

Brazil has significant potential for copper production, with the country being the fourteenth-largest producer of copper globally as of 2023. In that year, Brazil produced approximately 344 thousand metric tons of copper, which, while a decrease from the previous year, still reflects a substantial increase compared to the early 2010s when production was below 214 thousand tons. The country accounts for about 1% of global copper production, with major mining companies like Vale and Lundin Mining leading the sector. Vale, in particular, has been focusing on increasing its output and improving operational efficiencies to capitalize on the growing demand for copper, especially in the context of the global transition to renewable energy and electric vehicles.

Brazil’s copper production is expected to grow at a CAGR of approximately 3% between 2023 and 2027, driven by increasing investments in mining infrastructure and exploration activities. The country’s rich mineral resources, combined with favorable geological conditions, position Brazil as a key player in the copper market. Additionally, the Brazilian government is actively promoting the mining sector, aiming to attract foreign investment and enhance the regulatory framework to support sustainable mining practices. This strategic focus on copper production aligns with global trends, as the demand for copper is projected to rise significantly due to its essential role in various industries, including construction, electronics, and renewable energy technologies.

The following is a description of our copper mineral rights owned by the Company. These rights are currently deemed by management to be immaterial to the Company’s current development plan; however, as the Company’s business develops and market conditions render the further development and extraction of copper economically feasible, management intends to monetize its mineral rights set forth below. A further description of the Company’s immaterial copper mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this registration statement of which this prospectus forms a part.

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Bom Jardim de Goiás Project	860.730/2023	1,994.83	Copper	Bom Jardim de Goiás	Goiás, Brazil
Bom Jardim de Goiás Project	860.729/2023	1,245.00	Copper	Bom Jardim de Goiás	Goiás, Brazil
Bom Jardim de Goiás Project	860.728/2023	1,974.10	Copper	Bom Jardim de Goiás	Goiás, Brazil
Bom Jardim de Goiás Project	860.727/2023	1,942.13	Copper	Baliza	Goiás, Brazil

Nickel

Overview

Nickel is a silvery-white metal that is highly valued for its strength, corrosion resistance, and ability to withstand high temperatures. It is primarily used in the production of stainless steel, batteries, and various alloys. Nickel is classified as a critical mineral due to its essential role in modern technologies, particularly in the manufacturing of EV batteries, where it enhances energy density and overall performance. In 2023, over 50% of batteries produced utilized nickel-rich chemistries, underscoring its importance in the transition to cleaner energy sources ..

The global distribution of nickel reserves is concentrated in a few key countries. As of 2023, Indonesia is the largest producer of nickel, accounting for approximately 54% of the world’s mined nickel supply. Other significant nickel-producing countries include the Philippines, Russia, Australia, and Canada. Indonesia’s dominance in nickel production is expected to increase, with forecasts suggesting it will represent over 60% of global supply by 2028. The reserves are primarily found in laterite ores, which are rich in nickel and can be processed to produce nickel metal.

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China plays a crucial role in the processing of nickel, controlling a significant portion of the global nickel refining capacity. In 2023, it was reported that around 54% of Indonesia’s nickel output came from Chinese majority-owned producers, highlighting the interconnectedness of the two countries in the nickel supply chain. This concentration of processing capabilities raises concerns for other nations, particularly the United States, which relies heavily on imported nickel for its industrial and technological needs.

Nickel is utilized in a wide range of applications beyond batteries. Its primary use is in the production of stainless steel, which accounts for approximately 70% of global nickel consumption. Nickel is also essential in the aerospace and defense industries, where it is used in high-performance alloys and components that require exceptional strength and resistance to corrosion. Additionally, nickel is used in the production of catalysts for chemical processes and in various electronic applications, including data centers and AI technologies.

The importance of nickel to the U.S. economy cannot be overstated, particularly as the country seeks to enhance its technological capabilities and reduce reliance on foreign sources. In 2023, the U.S. imported over 159,000 tons of nickel, with 46% of these imports coming from Canada, which accounted for only 4% of global production. The U.S. government has recognized nickel as a critical mineral, essential for national security and economic stability. Efforts are underway to bolster domestic production and processing capabilities, including investments in mining projects and partnerships with Canadian companies to secure a stable supply of nickel for future needs.

In summary, nickel is a vital metal with significant reserves concentrated in a few countries, primarily Indonesia and the Philippines. Its diverse applications across various industries highlight its importance to the U.S. economy, particularly in the context of the growing demand for electric vehicles and renewable energy technologies. Ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining the U.S.’s competitive edge in technology and manufacturing.

Nickel in Brazil

Brazil has significant potential for nickel production, positioning itself as one of the key players in the global nickel market. As of 2023, Brazil ranks as the eighth-largest nickel producer in the world, contributing approximately 2% of global nickel output. The country has seen a CAGR of 3% in nickel production from 2017 to 2022, with expectations of an accelerated growth rate of 8% CAGR from 2023 to 2027. Major producers in Brazil include mining giants such as Vale and Anglo American, which have been expanding their operations and increasing output. For instance, Vale’s nickel production has been bolstered by its extensive mining infrastructure and commitment to sustainable practices, while Anglo American reported a 32% increase in output during 2020-2021.

The demand for nickel is expected to rise significantly, driven by its critical role in battery production for EVs and renewable energy technologies. Brazil’s rich nickel reserves, combined with its strategic initiatives to enhance mining operations and attract foreign investment, position the country to capitalize on this growing demand. The Brazilian government is actively promoting the development of its mineral resources, which includes streamlining licensing processes and improving environmental standards to ensure sustainable mining practices. As global markets shift towards greener technologies, Brazil’s nickel industry is poised for substantial growth, potentially increasing its share in the international market and contributing to the country’s economic development.

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The following is a description of our nickel mineral right owned by the Company. This right is currently deemed by management to be immaterial to the Company’s current development plan; however, as the Company’s business develops and market conditions render the further development and extraction of nickel economically feasible, management intends to monetize its mineral right set forth below.

Project	Mineral Right Number	Area (hectares)	Mineral	Municipality	State, Country
Piauí	803.031/2021	1,101.24	Nickel	Capitão Gervásio	Piauí, Brazil

Iron Ore

Overview

The following is an overview of our planned iron ore operations. Although we have a permit to operate an iron ore mine with planned operations commencing prior to the end of 2025, our primary focus is on our critical mineral properties.

Historically, iron has been an essential metal to human development and economic growth. According to the U.S. Geological Survey, over 98% of mined iron ore is used in steel manufacturing. Brazil exported approximately $30 billion in iron ore in 2024 and is the second biggest iron ore producer and exporter in the world, after Australia. China remains the world’s largest importer of iron ore, and its demand continues to be a primary driver of the global iron ore market. While fluctuations occur due to various economic factors within China, including government policies and the performance of its real estate sector, its vast industrial base and ongoing infrastructure projects maintain a significant appetite for steel and, consequently, iron ore. India’s demand also continues to grow, contributing to the overall global demand for iron ore.

Iron ore is a naturally occurring mineral from which iron (Fe) is extracted. It is primarily composed of iron oxides, with the most common types being hematite (Fe2O3) and magnetite (Fe3O4). Iron ore is a critical raw material in the production of steel, which is essential for construction, manufacturing, and various industrial applications. The extraction and processing of iron ore involve several stages, including mining, crushing, and beneficiation, which enhance the ore’s iron content before it is smelted in blast furnaces to produce pig iron and subsequently steel.

As of 2023, the largest reserves of iron ore are concentrated in a few key countries. Australia leads the world with approximately 50 billion metric tons of iron ore reserves, accounting for about 29% of the global total. Brazil follows with around 30 billion metric tons, while Russia, China, and India also hold significant reserves, with estimates of 25 billion, 23 billion, and nine billion metric tons, respectively. These countries play a crucial role in the global iron ore market, with Australia and Brazil being the top exporters, supplying a substantial portion of the iron ore consumed worldwide.

Australia is not only the largest holder of iron ore reserves but also the leading producer and exporter of iron ore globally. Major mining companies such as BHP, Rio Tinto, and Fortescue Metals Group operate extensive mining operations in Australia, particularly in the Pilbara region, which is renowned for its high-quality iron ore deposits. Brazil’s Vale S.A. is another significant player in the iron ore market, operating the Carajás mine, one of the largest and most productive iron ore mines in the world. The concentration of production and processing in these countries raises concerns about supply chain vulnerabilities for nations that rely heavily on imported iron ore, including the United States.

Iron ore is primarily used in the production of steel, which is vital for various industries, including construction, automotive, and manufacturing. Approximately 98% of the mined iron ore is used to produce steel, making it one of the most important commodities in the global economy. Additionally, iron ore is used in the production of cast iron, which is utilized in pipes, machinery, and automotive components. The demand for iron ore is closely linked to global economic growth, as increased infrastructure development and industrial activity drive the need for steel.

The importance of iron ore to the U.S. economy is significant, particularly as the country seeks to enhance its manufacturing capabilities and infrastructure. The U.S. is one of the largest consumers of iron ore, with domestic production meeting only a fraction of its needs. In 2023, the U.S. produced approximately 48 million metric tons of iron ore, while importing around 60 million metric tons to satisfy demand. The reliance on imported iron ore, primarily from Brazil and Canada, underscores the need for a stable supply chain to support the U.S. steel industry, which is critical for national security and economic stability.

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Iron ore is a vital mineral resource with significant reserves concentrated in Australia and Brazil. Its primary use in steel production highlights its importance to various industries and the overall economy. As the U.S. continues to rely on imported iron ore, ensuring a stable supply chain and enhancing domestic production capabilities will be crucial for maintaining competitiveness in manufacturing and infrastructure development.

Iron Ore in Brazil

Brazil is a powerhouse in iron ore production, with significant potential for growth in the coming years. In 2023, Brazil’s iron ore mine production experienced a robust growth of 6.1%, reaching approximately 410 million tons. This growth trajectory is expected to continue, with projections indicating that production will rise to 436.1 million tons in 2024, driven primarily by Vale, the country’s largest iron ore producer. Vale’s strategic initiatives, including the expansion of its S11D and Vargem Grande mines, have been pivotal in enhancing production capacity. Vale aims to increase its output to between 340 and 360 million tons by 2026, further solidifying Brazil’s position in the global iron ore market.

Brazil’s iron ore production is forecasted to grow at a CAGR of 3.8% from 2024 to 2030, potentially reaching 544.6 million tons by the end of the decade. This growth will be supported by ongoing developments in various mining projects, including the Capanema, Amapa, Morro do Pilar, and Colomi projects. However, the industry faces challenges such as environmental concerns, infrastructure bottlenecks, and social conflicts, which could hinder its growth. Despite these hurdles, Brazil’s abundant iron ore reserves and the expansion plans of leading producers position the country well for continued growth in the iron ore sector.

The following is a description of our iron ore mineral rights owned by the Company. All but one of these mineral rights are currently deemed by management to be immaterial to the Company’s current business plans; however, as the Company’s business develops and market conditions render the further development and extraction of iron ore economically feasible, management intends to monetize its mineral rights set forth below. A further description of the Company’s immaterial iron ore mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this registration statement of which this prospectus forms a part.

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Rio Piracicaba Project	833.114/2012	188.31	Iron Ore	Rio Piracicaba	Minas Gerais, Brazil
Barão de Cocais Project	831.616/2019	147.24	Iron Ore	Barão de Cocais	Minas Gerais, Brazil
Itabira Project	830.627/2019	1,534.74	Iron Ore	Itabira	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.632/2021	1,390.35	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.633/2021	659.75	Iron Ore	Riacho dos Machados	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.634/2021	155.16	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.635/2021	188.53	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.636/2021	1,227.66	Iron Ore	Rio Pardo de Minas	Minas Gerais, Brazil
Rio Pardo de Minas Project	830.638/2021	1,907.12	Iron Ore	Riacho dos Machados	Minas Gerais, Brazil
Antonio Dias Project	831.343/2021	319.35	Iron Ore	Antonio Dias	Minas Gerais, Brazil
Corumbá Project	868.008/2021	1,970.32	Iron Ore	Corumbá	Mato Grosso do Sul, Brazil
Alagoas Project	844.009/2021	1,904.58	Iron Ore	Limonero de Anadia	Alagoas, Brazil
Alagoas Project	844.010/2021	1,939.93	Iron Ore	Girau do Ponciano	Alagoas, Brazil
Alagoas Project	844.026/2020	1,892.54	Iron Ore	Palmeira dos Índios	Alagoas, Brazil
Alagoas Project	844.027/2020	1,368.47	Iron Ore	Tanque D´arca	Alagoas, Brazil
Alagoas Project	844.028/2020	1,946.50	Iron Ore	Limonero de Anadia	Alagoas, Brazil
Alagoas Project	844.029/2020	1,976.47	Iron Ore	Coité do Nóia	Alagoas, Brazil
Alagoas Project	844.030/2020	1,563.76	Iron Ore	Tanque D´Arca	Alagoas, Brazil

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Mineral Right 833.114/2012)

This iron ore mineral right is considered by management to be material to the Company’s current business plan. Current Status: Mining concession, the highest title of mineral property in Brazil.

Figure 43 – Map of Mineral Right 833.114/2012.

Rio Piracicaba Project – Iron Ore

The Rio Piracicaba Project is in the rural area of the municipality of Rio Piracicaba, state of Minas Gerais in Brazil, at coordinates 19°56’23.9 “S / 43°12’01.7 “W. The project is located 130 km from Belo Horizonte, capital of the state of Minas Gerais, and is served by paved roads and is also intersected by a railroad used by several mining companies to transport iron ore to the coast.

We hold the title of the mineral right number 833.114/2012, inside which the Rio Piracicaba Project was developed. We acquired the mineral right where its Rio Piracicaba Project is now located from a third-party in 2020 for the equivalent of $925,000. This mineral right sits immediately adjacent to the Água Limpa iron ore mine that belongs to Vale S.A., listed in NYSE, one of the world’s top iron ore producers and the largest Brazilian mining company.

The Rio Piracicaba Project is in the Iron Quadrangle, one of the largest mineral provinces in Brazil. It contains the Cauê Formation, main iron mineralized materials unit that occurs in the region, consisting of itabirites and other rocks with a high iron content, represented mainly by hematite and magnetite.

The Cauê Formation has its genesis based on chemical sedimentation under stable platform conditions, which made the Lake Superior type iron deposits. The entire project area falls within the same geological formation, but three iron mineralized lithologies were defined, thus characterizing the deposit: colluvial coverage, friable itabirite and semi-compact itabirite.

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686000.000
688000.000
690000.000
7798000.000
7796000.000
7794000.000
7792000.000
Vale's Água Limpa Mine
Vale's Tailings dam
Vale's Product stockyard
Exploration Permit Limit
Researched Area

Figure 44 - Mineral right limits and researched area.

Working under Regulation S-K 1300 standards, during the first and second quarters of 2021, detailed drilling and trenching was carried out in approximately 10% of the mineral right encompassing the Rio Piracicaba Project.

Field activities started in March 2021 and drilling began in April 2021, when 11 diamond drill holes were drilled with drill core recovery, totaling 384 m. During this work, 19 pits were excavated either manually or mechanically with a backhoe loader, totaling 60 m. 27 hectares were also mapped in detail. The diamond drilling generated 55 samples and the sampling of the test pits, 15 samples, all analyzed in four granulometric ranges. During this geological exploration work, 48 density measurements of different lithotypes were made.

Drill core FRP-03 - From 13.5 m to 19.8 m (Box 5 and 6)

Figure 45 - Drill Core FRP 03

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Figure 46 - Geological map within the outline of our mineral right.

A Technical Report Summary of the Rio Piracicaba Project (the “Rio Piracicaba TRS”) prepared in accordance with Regulation S-K 1300 is an exhibit to this Registration Statement.

We have full and titled ownership of the mineral right in which the Rio Piracicaba Project is being developed and 100% ownership of such project. A summary table for each class of mineral resource (measured, indicated, and inferred) as found in the Rio Piracicaba TRS is also included below:

	Measured Mineral Resource		Indicated Mineral Resource		Inferred Mineral Resource
	Amount (tons)	Grade	Amount (tons)	Grade (% iron)	Amount (tons)	Grade (% iron)
Iron - Rio Piracicaba Project	-	-	2,768,046	33.62	5,084,867	30.39

The following disclosures apply to the summary table above:

1.	For purposes of the above disclosure, “mineral resource” has the meaning set forth in Regulation S-K 1300.
2.	Mineral Resources are estimated at a cut-off grade of 20% iron.
3.	Mineral Resources are estimated using a long-term iron ore price of U.S.$90 per dry metric ton for the Platts/IODEX 62% iron fines CFR China, and U.S./BRL exchange rate of 5.25.
4.	Reasonable prospects for economic extraction were determined by benchmarking similar operations and developing a 20% iron cut-off grade based on operating costs.
5.	The effective date of the updated Rio Piracicaba TRS is June 16, 2025.

Tonnages (t) in this TRS are presented “in situ”.

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The specific point of reference for the mineral resources estimated in the Rio Piracicaba Project has the following coordinates: 19o 56’ 24.40” S and 43o 12’ 7.58” W. The specific point of reference is also identified in the map below.

Figure 47 - Specific point of reference for the mineral resources estimated in the Rio Piracicaba Project.

Planned Operations

On July 1, 2025 we (the “Lessor”) entered into a lease agreement with an unaffiliated third-party company (the “Lessee”) that has expertise in mining iron ore and owns a processing facility for raw iron ore. The transaction is one through which we leased our mineral right 833.114/2012 to such a company for mining and transporting of the mined ore to its plant for further processing. Leasing a mineral right to a third-party is a common business modality in Brazil which is provided for in Article 130 of ANM Ordinance 155/2016.

The signed contract is one where we, as the holder of a mining concession, grant the exploration of the deposit to the Lessee, without transferring ownership of the mineral right. The Lessee assumes the exploration and mining of the ROM (Run-of-Mine), the raw, unprocessed ore extracted from the mine, from the permitted area of our mineral right 833.114/2012, transport it to its processing plant outside the enterprise, and process and sell the concentrated iron ore on the market. We receive payment on the quantity of ROM extracted and also a small percentage of the sales of the final processed product.

Before starting such operational activities, it is necessary to obtain approval from ANM, and we are awaiting as such. Preparation activities are planned to start in late July 2025 with the removal and suppression of vegetation as authorized by the environmental license. The estimated cost to us is limited to the suppression activity, estimated at approximately $90,500.

The relevant terms of the agreement are presented below:

Expected role and responsibilities

Lessor: is responsible for monitoring compliance with environmental conditions for maintaining the environmental license and obligations to the National Mining Agency for maintaining the mining concession.

Lessee: assumes environmental responsibility and technical and financial responsibility for the operation, reporting to the National Mining Agency and environmental agencies for the mine’s activities during the term of the lease. Assumes the obligation to environmentally rehabilitate the area after the contract ends. Also assumes royalty payments and Financial Compensation for the Exploration of Mineral Resources (CFEM).

Work and additional costs

Lessor: cost of vegetation removal + 0.45% royalty due to the property owner

Lessee: exploration cost, understood as the costs of opening the pit, operating the mine, mining the ROM, transporting the ROM and processing the material extracted from the mine + 1.75% royalty due to the property owner

Volumes of ore expected to be extracted and processed	50,000 tons per quarter is the minimum contracted mining volume.
Volumes of processed products expected to be sold by the lessee	All material extracted from the 50,000 tons will be transported by the lessee and used to feed its industrial processing and concentration plant, generating sinter feed sales product at 64% Fe.
Payment terms to the lessor from the lessee with regard to the mineral right leasing	The lessee monthly pays to the Lessor an amount per tonne of ROM extracted calculated as a percentage of the Platts IODEX CFR CHINA 62% Fe $/DMT index determined in the reference month, with a minimum threshold determined by the contract;

The Lessee expects the metallurgical recovery from our ROM to be above 50% and may reach as high as 65%.

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Quartzite

Overview

The following is an overview of our quartzite operations, currently our sole revenue producing property. Although we are currently generating revenues from our quartzite operations, our production of quartzite blocks and slabs is currently paused to address certain identified issues. The primary issue to be resolved is the adoption of an updated drainage plan for the quarry. We have retained an engineering firm to prepare an updated drainage plan for a cost of approximately $2,320, and expect to resume operations by year end 2025. Although we anticipate resuming production, our primary focus is on our critical mineral properties.

Quartzite is a naturally occurring metamorphic rock that forms when quartz-rich sandstone undergoes intense heat and pressure over millions of years. Composed primarily of quartz (silicon dioxide, SiO₂), quartzite is known for its exceptional hardness, durability, and resistance to chemical weathering. These qualities make it a highly sought-after material for a variety of industrial, architectural, and decorative applications. Quartzite occurs in a range of colors, including white, gray, pink, and red, depending on the mineral impurities present during its formation. Its unique combination of strength and aesthetic appeal has made it increasingly popular in construction and interior design.

Quartzite deposits are found worldwide, often in regions with significant geological activity where sandstone has been subjected to metamorphism. Major producers of quartzite include the United States, Brazil, India, South Africa, and Norway. In the United States, quartzite is primarily mined in states like South Dakota, Utah, and Wisconsin. Brazil, known for its vibrant and colorful quartzite varieties, is a leading exporter of high-quality quartzite slabs for the global market. India and South Africa are also significant players, supplying both raw quartzite and finished products for industrial and decorative use.

Quartzite is used in a variety of applications due to its strength, hardness, and resistance to heat and chemicals. In the construction industry, it is commonly used as a building stone for walls, flooring, countertops, and roofing. Its durability makes it an ideal choice for high-traffic areas and outdoor installations. In interior design, quartzite has gained popularity as a premium material for kitchen countertops and bathroom surfaces, offering a natural alternative to engineered quartz and granite. Quartzite is also used in industrial applications, such as the production of silica, an essential component in glassmaking, ceramics, and silicon-based technologies. Additionally, crushed quartzite is used as a base material for roads, railways, and construction projects.

Brazil is a global leader in the production and export of decorative quartzite, known for its vibrant colors and intricate patterns. These slabs are highly prized in international markets, particularly in North America and Europe, for use in luxury interiors. In contrast, countries like India and South Africa focus on supplying quartzite for industrial purposes, including silica production. The processing of quartzite into finished products, such as tiles and countertops, often takes place in countries with advanced manufacturing capabilities, such as Italy and China. This global trade network underscores the importance of quartzite as both a raw material and a finished product in diverse industries.

In the United States, quartzite is increasingly recognized as an important material for both construction and design. Domestic production focuses on supplying the raw material for local markets, while high-end decorative quartzite is often imported. The growing popularity of quartzite in residential and commercial projects has driven demand, particularly in the countertop and flooring markets. However, the environmental impact of quartzite mining and processing, including land degradation and energy use, has raised concerns. Efforts to implement sustainable quarrying practices and reduce waste are becoming more prominent in the industry.

As global demand for durable and aesthetically appealing materials continues to rise, quartzite is expected to play an increasingly important role in construction, design, and manufacturing. Its natural beauty and strength have made it a preferred choice for architects, designers, and homeowners seeking sustainable and long-lasting materials. Additionally, the industrial use of quartzite in silica production will remain critical for the glass, ceramics, and technology sectors. The challenges of addressing environmental impacts and ensuring responsible sourcing will be key to the future of quartzite as a vital resource in the global economy.

Quartzite in Brazil

Brazil has significant potential for quartzite production, leveraging its status as the largest global supplier of this highly sought-after natural stone. In 2023, Brazil accounted for over 35% of the world’s quartzite supply, making it a critical player in the global market for this material, which is prized for its aesthetic appeal and durability in construction and design applications. The country’s geological diversity, with over 1,200 varieties of natural stones, enhances its competitive edge, particularly in the quartzite segment, which remains the most popular choice among architects and designers.

The quartzite industry in Brazil is poised for growth, driven by increasing demand in both domestic and international markets. In 2023, the Brazilian natural stone sector exported approximately $1.11 billion, with quartzite being a significant contributor to this figure.

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Our Mineral Property – Quartzite

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Quartzite Project	831.665/2016	94.44	quartzite	Augusto de Lima, Diamantina	Minas Gerais, Brazil

Mineral Right 831.665/2016

Current Status: Mining concession, the highest title of mineral property in Brazil.

Figure 48 – Map of Mineral Right 831.665/2016.

Quartzite Project

Our Quartzite Project is in the rural zone of Conselheiro Mata, a district in the municipality of Diamantina (population: 47,702 according to 2022 census), in the state of Minas Gerais in Brazil. Diamantina offers all the basic infrastructure needs such as labor and supplies. Belo Horizonte, the capital of Minas Gerais, and where we have our principal place of business, is 172 miles away.

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In 2019, we made the discovery of a quartzite outcrop in one of our mineral rights while searching for gold.

In 2020, we studied the quartzite outcrop with rotary drilling in which we obtained a preliminary volumetric estimate of four deposits of quartzite which had been identified within the project’s mineral right. Such geological studies, drilling campaign, and volumetric estimates were not carried out under Regulation S-K 1300.

In 2021, Yan Taffner Binda, a mining engineer with vast experience in quartzite who meets the “Qualified Person” criteria under Regulation S-K 1300, prepared the mining plan for an open pit quarry for our Quartzite Project.

In 2021, Geoline, an independent engineering and environmental licensing consultancy, performed the field studies needed to file our petition to the applicable regulatory body for an operational license. The filing of such a permit occurred in August 2021. On April 4, 2022, our Quartzite Project received the necessary permit from the Brazilian mining department (“ANM”). On December 12, 2022, our Quartzite Project received the operational license from the state of Minas Gerais environmental department (“SUPRAM”). These approvals from ANM and SUPRAM have allowed the Quartzite Project to begin its operations and to be able to commercialize production.

Preparation of the site for operations of the Quarry began in June 2023. The first quartzite block was retrieved on August 31, 2023. For the period between September 1, 2023, and December 31, 2023, a mining trial period, the Quarry team was comprised of one manager, one supervisor, and five mine workers. The processing was done by cutting the blocks with diamond wire. The blocks produced had dimensions varying between 6 m3 and 12 m3.

For the trial mining period between August 31, 2023, and December 31, 2023, a total of 223.10 cubic meters (m3) of quartzite blocks were produced and 80.82 m3were sold to independent third parties from Brazil and Italy for an aggregate total revenue of $ 107,540.81.

The net results of the trial mining were fully charged to the profit and loss of the period.

In 2024, our quartzite operation generated gross revenues of $748,654 and gross margins of $265,694 or 35.49%. During 2024, our quartzite operation produced 610.09 cubic meters (m3) of quartzite blocks and 1,384.92 square meters (m2) of polished quartzite slabs, of which 946.49 m2 were from our own blocks and 438.43 m2 were from acquired third-party blocks destined only for slab production. During 2024, we sold 550.92 m3 of blocks and 893.63 m2 of polished slabs. As of December 31, 2024, our inventory was 147.99 m3 of blocks and 641.12 m2 of slabs.

Although we are currently generating revenues from our quartzite operations, our production of unprocessed blocks of quartzite and quartzite slabs is currently paused while we undergo modifications to our operations to address certain identified issues. The primary issue to be resolved is the adoption of an updated drainage plan for the quarry. We have retained an engineering firm to prepare an updated drainage plan for a cost of approximately $2,320, and expect to resume operations by year end 2025.

Exploration Plan:

As the date of this prospectus, there is no plan for further geological exploration of the mineral right encompassing the Quartzite Project.

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Gold

Overview

Currently it is estimated that, of the gold being produced, 50% is used in jewelry, 40% in investments, and 10% in industry. Brazil has been a gold producer for over 200 years. According to the World Gold Council, in 2023, Brazil produced 87 tons of gold and was the 14th largest gold producer country. Minas Gerais was the largest gold producing state in the country, accounting for around 30% of the gold output that year according to Statista, a market intelligence firm.

Our gold mineral rights are listed below, and those which we consider material are further described below. A further description of the Company’s immaterial gold mineral rights, including maps showing the locations, is attached as Exhibit 99.1 to this registration statement of which this prospectus forms a part.

Project	Mineral Right Number	Area (size in hectares)	Mineral	Municipalities	State, Country
Alpha Project	831.942/2016	1,883.01	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.140/2019	1,859.51	gold	Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.141/2019	777.94	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.142/2019	1,294.65	gold	Antonio Dias, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.143/2019	50.68	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.144/2019	1,739.78	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.145/2019	936.01	gold	Dionisio, Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	831.146/2019	557.57	gold	Sao Domingos do Prata	Minas Gerais, Brazil
Alpha Project	830.066/2021	1,603.58	gold	Dionisio, Marlieria, Sao Domingos do Prata	Minas Gerais, Brazil
Alta Floresta Project	867.176/2019	9,740.91	gold	Peixoto de Azevedo	Mato Grosso, Brazil
Alta Floresta Project	867.173/2019	83.99	gold	Terra Nova do Norte	Mato Grosso, Brazil
Alta Floresta Project	867.174/2019	47.55	gold	Matupa, Nova Guarita	Mato Grosso, Brazil
Apui Project	880.133/2016	9,325.31	gold	Apui	Amazonas, Brazil
Apui Project	880.134/2016	9,391.67	gold	Apui	Amazonas, Brazil
Apui Project	880.135/2016	9,340.04	gold	Apui	Amazonas, Brazil
Cavalcante Project	860.479/2019	1,930.79	gold	Parana (TO), Cavalcante (GO)	Goiás and Tocantins, Brazil
Paracatu Project	831.883/2016	312.66	gold	Paracatu	Minas Gerais, Brazil

Diamantina Project	802.267/1977	529.50	gold	Olhos-d’Água	Minas Gerais, Brazil
Diamantina Project	806.569/1977	170.89	gold	Olhos-d’Água	Minas Gerais, Brazil
Diamantina Project	806.684/1969	2,128.79	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	807.497/1968	476.76	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	817.734/1968	2,104.98	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	817.737/1968	169.57	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.062/1980	476.42	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.746/1981	1,940.33	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.797/1982	9,859.72	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	833.938/2006	15.89	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.919/1980	128.75	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	830.998/1984	295.31	gold	Diamantina	Minas Gerais, Brazil
Diamantina Project	831.742/1987	118.79	gold	Diamantina	Minas Gerais, Brazil

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Mineral Right 831.942/2016

Current Status: Exploration Permit, with a final research report filed by us with ANM and under current review.

Figure 49 – Map of Mineral Right 831.942/2016.

Mineral Right 867.176/2019

Current Status: Exploration Permit, valid until April 2, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date.

Figure 50 – Map of Mineral Right 867.176/2019.

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Mineral Right 867.173/2019

Current Status: Exploration Permit, valid until April 2, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the expiration date.

Figure 51 – Map of Mineral Right 867.173/2019.

Mineral Right 867.174/2019

Current Status: Exploration Permit, valid until April 2, 2028. We plan to prepare and file the necessary studies with ANM to continue to maintain ownership of this mineral right after the termination date.

Figure 52 – Map of Mineral Right 867.174/2019.

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Future Production and Sales

We expect the demand for critical minerals to be facilitated by Brazil’s strong mining tradition and its substantial annual trade with China, the United States, and the European Union. We intend to utilize intermediaries for sales as to focus on our core competencies of exploration and extraction.

Raw Materials

We do not have any material dependence on any raw materials or raw material supplier. All of the raw materials that we need are available from numerous suppliers and at market-driven prices.

Dependence on Licenses, Commercial or Financial Contracts or New Manufacturing Methods

We depend on permitting to carry out our exploratory activities. Such permitting is standard in Brazil for mineral exploration activities.

Intellectual Property

We do not own or license any intellectual property which we consider to be material.

Government Regulation

Mining Regulation and Compliance

Mining regulation in Brazil is carried out by the mining department, a federal entity, and each state in Brazil has an office of this federal entity. For each mineral right that we own, we file any paperwork related to it in the office of the mining department in the state in which such mineral right is located. We believe that we maintain a good relationship with the mining department and that our methods of monitoring are adequate for our current needs.

The mining department normally inspects our operations once a year via an unannounced visit. We estimate that it costs us $25,000 to $50,000 annually to maintain compliance with various mining regulations.

Environmental Regulation and Compliance

Environmental regulation in Brazil is carried out by a state-level agency, which may have multiple offices, one for each region of the state. For each mineral right that we own, we file any paperwork related to it in the local office of the environmental agency that has the applicable geographical jurisdiction. We believe that we maintain a good relationship with the offices of the environmental agency and believe that our methods of monitoring are adequate for our current needs.

The environmental agency normally inspects our operations once every one or two years which is the standard practice for companies in good standing. We estimate that it costs us $25,000 to $50,000 annually to maintain compliance with various environmental regulations.

Surface disturbance from any open pit mining performed by us is in full compliance with our mining plan as approved by the local regulatory agencies. We regularly restore areas that have been exploited by us. The current environmental regulations state that after all mining has ceased (however long that may take), there would still be five years of available time for any necessary recuperation to be performed. Our mining and recovery processing for diamonds and gold does not use any chemical products. Tests are conducted regularly and there are no records of groundwater contamination that has occurred to date.

The table below presents the principal Federal mining and environmental regulatory laws that are material to our operations.

MINING
Legislative	Description

Decree-Law nº. 227, of February, 28 of 1967	Mining Code – Addresses the topics of mineral prospecting and research, as well as mine development and production and respective costs, as well as the rights and duties of the owners of mineral rights

Law nº. 7,990 of 28 December 1989	Establishes, for the States, Federal District and Municipalities, financial compensation for the result of the exploration of oil or natural gas, of water resources for the purpose of generating electrical energy, of mineral resources in their respective territories

Law nº. 8,001 of 13 March 1990	Defines the percentages for the distribution of financial compensation as set out in Law No. 7,990 of December 28, 1989

DNPM Ordinance nº. 155, of May 12, 2016	Ordinance consolidates, systematizes and orders the normative acts related to the regiment for the use of mineral resources

Decree nº. 9,406 of June 12 of 2018	Regulates the Mining Code

ANM Resolution nº. 85, of 12/02/2021	Provides procedures for the use of waste materials

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ENVIRONMENTAL

Ordinary Law No. 6,938, of August 31, 1981	Provides for the National Environmental Policy, its purposes and formulation mechanisms, and other measures

CONAMA Resolution No. 1, of January 23, 1986	Establishes basic criteria and general guidelines for the Environmental Impact Study – EIA and respective Environmental Impact Report – RIMA

Ordinary Law No. 9,985, of July 18, 2000	Regulates Art. 225, § 1, Items I, II, III and VII of the Constitution of the Federative Republic of Brazil of 1988; institutes the National System of Nature Conservation Units, and provides other measures

Law No. 11,428/2004, of December 22, 2006	Provides for the use and protection of native vegetation in the Atlantic Forest biome

Law No. 12,651 of 25 May of 2012	Provides for the protection of native vegetation (Forest Code)

The table below presents the state of Minas Gerais mining and environmental regulatory laws that are material to our operations:

Legislation	Description
ENVIRONMENTAL

COPAM Normative Resolution No. 94, of April 12, 2006	Establishes guidelines and procedures for the application of environmental compensation for projects considered to have a significant environmental impact, as set out in Law No. 9,985 of July 18, 2000

Law No. 21,972, of January 21, 2016	Provides for the State Environmental and Water Resources System – Sisema, among other measures

COPAM Normative Resolution No. 217 of December 6, 2017

It establishes criteria for classification, according to size and polluting potential, as well as the locational criteria to be used to define the environmental licensing modalities for enterprises and activities that use environmental resources in the state of Minas Gerais, among other provisions

Decree No. 47,383, of March 2, 2018	Establishes standards for environmental licensing, typifies and classifies violations of environmental and water resource protection standards, and establishes administrative procedures for monitoring and applying penalties. Repeals Decree No. 44,844 of June 25, 2008, and Decree No. 46,967 of March 10, 2016

COPAM Normative Resolution No. 220, of March 21, 2018	Establishes guidelines and procedures for the temporary suspension of mining activity and mine closure; establishes criteria for the preparation and presentation of the report on the Suspension of Mining Activity, the Degraded Areas Recovery Plan - PRAD and the Mine Closure Environmental Plan – PAFEM, among other measures

Decree No. 47,705, of September 4, 2019	Establishes standards and procedures for the regularization of the use of water resources under the jurisdiction of the state of Minas Gerais

Decree No. 47,749, of November 11, 2019	Provides for the authorization processes for environmental intervention and forestry production within the state of Minas Gerais and other provisions. This decree fully repeals Decree No. 43,710/2004

Organizational Structure

We are affiliated with Atlas Lithium, and our Founder, Chief Executive Officer and Chairman, Marc Fogassa, is also the Chief Executive Officer and Chairman of Atlas Lithium. As of [●], 2025, Atlas Lithium and Mr. Fogassa owned 30.6% and 35.2% of our outstanding common stock, respectively, such that Mr. Fogassa controlled approximately 83.3% of the voting power of our outstanding securities. For more information, see “Major Shareholders.”

Our subsidiaries as of the date of this Prospectus are set forth below:

Subsidiary Name	Country of Incorporation	Company Ownership Interest
Mineração Jupiter Ltda	Brazil	99.99%
Mineração Apollo Ltda	Brazil	100%
Mineração Duas Barras Ltda	Brazil	100%
RST Recursos Minerais Ltda	Brazil	100%

Employees and Independent Contractors

As of the date of this prospectus, we have 13 full-time employees. We also retain consultants to provide specific services deemed necessary. We consider our employee relations to be very good.

Property, Plants and Equipment.

As of December 31, 2024, we had 9 different facilities in Brazil, as detailed below:

●	4 rural properties (1 owned by us and 3 leased) totaling approximately 132 hectares;
●	1 leased sample storage shed of approximately 180 square meters;
●	2 houses for employee accommodation totaling approximately 330 square meters;
●	1 office for operational facilities of 120 square meters; and
●	1 corporate office of 531 square meters.

Form and Year of Organization & History to Date

We were originally incorporated in Republic of the Marshall Islands on July 27, 2016, under the name “Jupiter Gold Corporation,” and on December 20, 2024, we changed our name to Atlas Critical Minerals Corporation. Our principal place of business is located at Rua Antônio de Albuquerque, 156, Suite 1720, Belo Horizonte, Minas Gerais, Brazil, 30112-010. Our telephone number is (888) 412-0210 and our website address is www.atlascriticalminerals.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Legal Proceedings

We are not a party to any material legal proceedings.

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SENIOR MANAGEMENT AND DIRECTORS

The following table sets forth certain information as of the date of this prospectus, concerning our directors and executive officers:

Name	Age	Position

Marc Fogassa	58	Chairman of the Board of Directors and Chief Executive Officer
Rodrigo Nazareth Menck	49	Chief Financial Officer and Treasurer
Joel de Paiva Monteiro, Esq.	35	Vice-President of Administration and Operations, Secretary and Director
Areli Nogueira da Silva Júnior	44	Vice-President, Mineral Exploration and Director
Brian W. Bernier	67	Vice-President, Corporate Development and Investor Relations
Agenor Narcizo Drumond de Cuculicchio, Esq.	52	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors
Gabriel Santos Cordeiro de Andrade, Esq.	45	Independent Director, and member of the Audit, the Compensation, and the Nominating and Governance Committees of the Board of Directors

Executive officers are appointed by and serve at the pleasure of our Board of Directors. A biography of each director and officer follows.

Marc Fogassa is our Founder and has been our Chairman and Chief Executive Officer since July 2016. He has lengthy experience in executive management for mining projects, as well as in venture capital and capital markets, and has served on boards of directors of multiple private companies. Mr. Fogassa double majored at the Massachusetts Institute of Technology (M.I.T.), graduating with two Bachelor of Science degrees in 1990. He later graduated from the Harvard Medical School with a Doctor of Medicine degree in 1995, and also from the Harvard Business School with a Master in Business Administration degree in 1999. Mr. Fogassa was born in Brazil and is fluent in Portuguese and English. Mr. Fogassa is also the Chairman and Chief Executive Officer of Atlas Lithium, a related party.

We selected Mr. Fogassa to serve on our Board due to his in-depth and practical experience in capital markets, as well as his knowledge of the issues, opportunities and risks facing the Company, and its business and industry, as a result of his extensive experience operating mining projects in Brazil.

Rodrigo Menck was appointed our Chief Financial Officer in September 2024. Mr. Menck is currently a director of Atlas Lithium, a related party. Since September 2023 he has been an advisor to Atlas Lithium covering a range of topics, including operational readiness and interface with institutional investors. Previously, from January 2023 to July 2023, Mr. Menck was the Chief Financial Officer of Sigma Lithium Corp., a Canadian publicly listed company (“Sigma”). Between February 2019 and July 2022, Mr. Menck held the position of Senior Vice President of Finance & Group CFO at Nexa Resources SA, a NYSE and TSX listed company, controlled by the traditional Brazilian group Votorantim. From April 2016 to January 2019, he was the Global Treasurer at Nexa Resources. From January 2011 to March 2016, Mr. Menck was an Investment Director at the Odebrecht group in Brazil. From May 2008 to January 2011 Mr. Menck held positions at Braskem SA, a large Brazilian petrochemical company. From January 1996 to May 2008, Mr. Menck had a 12-year career in several Brazilian and international banks based in Brazil, such as BankBoston, Banco Francês e Brasileiro, WestLB, Citibank and BNP Paribas, holding several different positions such as Trader, Trade Finance Manager, Securitization Officer, Product Manager, DCM & Export Finance Structurer and Relationship Manager, while covering a variety of clients in a diverse range of segments in Brazil. Mr. Menck has a degree in Business Administration, and an MBA in Economics of the Financial Sector, both from the University of São Paulo in Brazil. Mr. Menck is fluent in Portuguese, English and Spanish and is a Certified CFO by the Brazilian Institute of Financial Executives in Brazil.

Joel de Paiva Monteiro, Esq. has served as our director since 2018. Mr. Monteiro has been a consultant to us since 2017 and became our Vice-President, Administration and Operations, in 2020. Previously he was a partner of the Brazilian law firm PRA Advogados - Pimenta da Rocha Andrade, with three offices and headquarters in Belo Horizonte, state of Minas Gerais. Mr. Monteiro has worked with all aspects of Brazilian business law, and has extensive experience in a wide range of areas from strategic business planning to litigation. His prior clients included large corporations in a variety of economic sectors in diverse states in Brazil. Mr. Monteiro has a law degree from the Milton Campos Faculty in Belo Horizonte, Brazil. Subsequently he achieved a post-graduate degree in Business and Civil Law from the Pontifical Catholic University of Minas Gerais. Mr. Monteiro is also an officer at Atlas Lithium, one of our shareholders.

We selected Mr. Monteiro to serve on our Board due to his substantial experience in interfacing with municipal, state, and federal government and their regulatory agencies in the context of developing and operating mining projects in Brazil.

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Areli Nogueira da Silva Júnior has served as our director since 2019. Mr. Silva Júnior has been a consultant to us since 2018 and became our Vice-President, Mineral Exploration, in 2021. He is the Founder and was the Chief Technical Officer of MineXplore, a consultancy focused on mineral rights in Brazil. Mr. Silva Júnior has been a consultant geologist with GeoEspinhaço, a firm that undertakes geological studies in a variety of minerals across Brazil. Mr. da Silva Júnior has also been a college faculty member teaching geology. Previously, he worked at the Brazilian mining department and before that as a geologist at Usiminas Mineração. Mr. Silva Júnior has a Master of Geology degree from the Federal University of Rio de Janeiro, and an undergraduate degree in Geological Engineering from the School of Mines of the Federal University of Ouro Preto, a premier and the oldest mining-focused college in Brazil. Mr. Silva has been an officer and consultant to Atlas Lithium.

We selected Mr. Silva Júnior to serve on our Board due to his substantial experience in the geology of Brazil and the economic attractiveness of various geological formations as well as his extensive contacts in the mining industry.

Gabriel Santos Cordeiro de Andrade, Esq. has served as our director since 2024. Mr. Andrade has been the founder and lead partner of ARM Mentoria Jurídica, a law firm operating in all areas of business law and with offices in Belo Horizonte, the capital of the state of Minas Gerais in Brazil, and in Montes Claros, a large regional center northern Minas Gerais since 2019. Mr. Andrade is particularly involved as lead counsel in complex negotiations including mergers, spin-offs and real estate development operations. From 2007 to 2019, Mr. Andrade was a Partner at PRA Advogados, a law firm where he focused on the management and leadership of high-level legal operations, focusing on business and real estate law. He supervised complex real estate operations, including subdivisions and hotel projects. He was also responsible for the implementation of conciliation and arbitration practices, significantly reducing the time and cost of resolving disputes. Mr. Andrade graduated from Milton Campos Law School in Belo Horizonte with a law degree. He has a postgraduate degree in business law from Pontifical Catholic University of Minas Gerais in Belo Horizonte. Mr. Andrade is a member of our Audit Committee, Compensation Committee, and Nominating and Governance Committee.

We selected Mr. Andrade to serve on our Board due to his substantial experience in mergers and acquisitions and business law in Brazil.

Agenor Narcizo Drumond Cuculicchio, Esq. has served as our director since 2024. Mr. Cuculicchio has been a founding partner of Cuculicchio & Fontes Advogados Associados in Belo Horizonte, a law firm focusing on mining law, including guidance on the legal process to obtain mining titles, concessions, authorizations, and other licenses specific to the mining sector. In 2006, he began his legal activities in mining law, providing advice on mining regulation, due diligence, strategic consultancy, preparation and analysis of contracts and transactions involving mining rights and related to the exploration and use of mineral resources, assistance in the negotiation of mining securities, and defense in all types of administrative and judicial proceedings related to mining infractions. He is currently also dedicated to entrepreneurship in the mineral sector, including being a non-management shareholder in small local mining companies. Mr. Cuculicchio graduated from the Fundação Educacional Monsenhor Messias in Sete Lagoas, Minas Gerais, Brazil. He has a postgraduate degree in civil procedural law from the Elpídio Donizetti Institute in Belo Horizonte. Mr. Cuculicchio is a member of our Audit Committee, Compensation Committee, and Nominating and Governance Committee.

We selected Mr. Cuculicchio to serve on our Board due to his substantial experience in mining law in Brazil and his contacts in the mining industry.

Brian W. Bernier has been a consultant to us since 2019 and became our Vice-President, Corporate Development and Investor Relations in 2020. Mr. Bernier has worked in the business development and investor relations sector for over three decades and was most recently at a regional investment bank. He graduated with a degree in Management from Boston University. Mr. Bernier has been an officer and consultant to Atlas Lithium.

There are no family relationships between or among any of the persons listed above.

Board Composition

Our Board of Directors is composed of Messrs. Montiero, Esq., da Silva Júnior, Cuculicchio, Andrade, and Chairman Marc Fogassa.

There are no family relationships among our directors and executive officers. There is no arrangement or understanding between or among our executive officers and directors pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan, or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current Board of Directors.

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Our directors and executive officers have not, during the past ten years:

●	had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

●	been convicted in a criminal proceeding and is not subject to a pending criminal proceeding,

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently, or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities, futures, commodities, or banking activities; or

●	been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Board Practice

Our business is managed by the directors who exercise all of our powers, subject to the Business Corporations Act of the Republic of the Marshall Islands, our Amended and Restated Articles of Incorporation (as amended, the “Articles of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), and any special resolution of the Board of Directors. We also retain various consultants with specific expertise to advise our Board and management.

Our Board of Director is composed of five individuals, as described above. Four of our directors are not U.S. residents. The Board of Directors currently has three board committees: the Audit Committee, the Compensation Committee and the Nomination and Governance Committee. Except for Marc Fogassa, our Chairman, none of our directors’ service contracts with us or any of our subsidiaries provide for benefits upon termination of employment.

Our Bylaws provide that each director shall be elected at the annual meeting of our shareholders, to serve until the next annual meeting and until a successor shall have been duly elected and qualified, except in the event of death, resignation, removal or earlier termination of term of office.

Overview of Corporate Governance

We are committed to maintaining high standards of business conduct and corporate governance, which we believe are fundamental to the overall success of our business, serving our stockholders well, and maintaining our integrity in the marketplace. As discussed below, our Board of Directors has established three standing committees to assist it in fulfilling its responsibilities to us and our stockholders:

1.	The Audit Committee;

2.	The Compensation Committee; and

3.	The Nominations and Corporate Governance Committee.

Director Independence

We currently have two independent directors on our Board of Directors. We use the definition of “independence” found in the Listing Rules of the Nasdaq Stock Market (“Nasdaq”) to make this determination. Our Board of Directors has undertaken a review of the independence of each director and will review the independence of any new directors based on information provided by each director concerning their background, employment, and affiliations, in order to make a determination of independence. Our Board of Directors has determined that Messrs. Cuculicchio and Andrade are independent.

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Meetings of the Board of Directors

No director has attended fewer than 75% of the meetings of our Board. It is the policy of our Board that all directors should attend the annual meeting of shareholders unless unavoidably prevented from doing so by unforeseen circumstances.

Role of our Board of Directors in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. As described above, we have formed supporting committees, including the Audit Committee, the Compensation Committee, and the Nominations and Corporate Governance Committee, each of which supports the Board of Directors by addressing risks specific to its respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominations and Corporate Governance Committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Committees of our Board of Directors

Our Board of Directors has established three standing committees- the Audit Committee, the Compensation Committee, and the Nominations and Corporate Governance Committee.

Audit Committee

Nasdaq rules require that our Audit Committee be composed of at least three members all of whom are “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. As of the date hereof, our Audit Committee was composed of the following, all of whom have been affirmatively determined by our Board of Directors to meet the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 and Nasdaq rules, all of whom qualify as financial experts:

1.	Agenor Narciso Drumond de Cuculicchio, Esq.

2.	Gabriel Santos Cordeiro de Andrade, Esq.

3.	[●]

Mr. Andrade is an independent member of our Audit Committee who qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

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We have established a written charter for our Audit Committee, in which we set forth the duties of the Audit Committee that include, among other matters, oversight responsibilities with respect to the integrity of our financial statements, our compliance with legal and regulatory requirements, the external auditor’s qualifications, independence, and performance, and the performance of our internal audit function as applicable. The Audit Committee’s primary duties and responsibilities are to:

●	oversee our accounting and financial reporting processes and the audits of our financial statements;

●	identify and monitor the management of the principal risks that could impact our financial reporting;

●	monitor the integrity of our financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

●	provide oversight of the qualifications, independence, and performance of our external auditors and the appointed actuary;

●	provide an avenue of communication among the external auditors, the appointed actuary, management, and the Board; and

●	review the annual audited and quarterly financial statements with management and the external auditors.

The Audit Committee is also responsible for discussing policies with respect to risk assessment and risk management, including regularly reviewing our cybersecurity and other information technology risks, controls, and procedures and our plans to mitigate cybersecurity risks and respond to data breaches.

Compensation Committee

Our Compensation Committee is currently comprised of the following directors, each of whom are independent directors as determined in accordance with the Nasdaq rules:

1.	Agenor Narcizo Drumond Cuculicchio, Esq.

2.	Gabriel Santos Cordeiro de Andrade, Esq.

3.	[●]

The Compensation Committee’s main function is to assist our Board in the discharge of its responsibilities related to the compensation of our executive officers. Pursuant to its charter, the Compensation Committee is primarily responsible for, among other things:

●	reviewing our compensation programs and arrangements applicable to our executive officers, including all employment-related agreements or arrangements under which compensatory benefits are awarded or paid to, or earned or received by, our executive officers, and advising management and the Board regarding such programs and arrangements;

●	reviewing and recommending to the Board the goals and objectives relevant to CEO compensation, evaluating CEO performance in light of such goals and objectives, and determining CEO compensation based on the evaluation;

●	retaining, reviewing and assessing the independence of compensation advisers;

●	monitoring issues associated with CEO succession and management development;

●	overseeing and administering our equity incentive plans;

●	reviewing and making recommendations to our Board with respect to compensation of our executive officers and senior management;

●	reviewing and making recommendations to our Board with respect to director compensation;

●	endeavoring to ensure that our executive compensation programs are reasonable and appropriate, meet their stated purpose (which, among other things, includes rewarding and creating incentives for individuals and Company performance), and effectively serve the interests of the Company and our stockholders; and

●	upon becoming subject to the Exchange Act, preparing and approving an annual report on executive compensation and such other statements to stockholders which are required by the SEC and other governmental bodies.

Nominating and Governance Committee

Our Nominating and Governance Committee is currently comprised of the following directors, each of whom are independent directors as determined in accordance with the Nasdaq rules:

1.	Agenor Narcizo Drumond Cuculicchio, Esq.

2.	Gabriel Santos Cordeiro de Andrade, Esq.

3.	[●]

Pursuant to its charter, the Nominating and Governance Committee is primarily responsible for, among other things:

●	assisting the Board in identifying qualified candidates to become directors, and recommending to our Board nominees for election at the next annual meeting of stockholders;

●	leading the Board in its annual review of the Board’s performance;

●	recommending to the Board nominees for each Board committee and each committee Chair;

●	reviewing and overseeing matters related to the independence of Board and committee members, in light of the independence requirement of the Nasdaq Stock Market and the rules and regulations of the SEC;

●	overseeing the process of succession planning of our CEO and other executive officers; and

●	developing and recommending to the Board corporate governance guidelines, including our Code of Business Conduct, applicable to the Company.

Environmental, Social, and Corporate Governance

We are deeply committed to environmental, social, and corporate governance (“ESG”) causes. We have an ESG Chief who coordinates our efforts in these important matters. Our efforts make a difference in the communities in which we operate. For example, in the last few years we planted more than 6,000 trees of diverse types for the benefit of local populations in areas in which we operate. We also constructed over 1,000 small retention walls to preserve and enhance dirt access roads used by such communities.

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Our Board’s Leadership Structure

Our Board of Directors has discretion to determine whether to separate or combine the roles of Chairman and Chief Executive Officer. Mr. Fogassa has served in both roles since 2017, and our Board of Directors continues to believe that his combined role is most advantageous to the Company and its stockholders. Mr. Fogassa possesses in-depth knowledge of the issues, opportunities and risks facing us, as well as our business and our industry. Mr. Fogassa is best positioned to fulfill the Chairman’s responsibility to develop meeting agendas that focus our Board of Directors’ time and attention on critical matters and to facilitate constructive dialogue among our director on strategic issues.

In addition to Mr. Fogassa’s leadership, the Board maintains effective independent oversight through a number of governance practices, including open and direct communication with management, input on meeting agendas, and regular executive sessions.

Code of Business Conduct and Ethics

We adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and agents and representatives, including consultants. A copy of the code of business conduct and ethics is available on our website at www.atlascriticalminerals.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address does not include or incorporate by reference the information on our website into this document.

Insider Trading Policy

We have adopted an insider trading policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

Cybersecurity

As an exploration stage company, we have limited operations and our business activity to date has been identifying, acquiring, and exploring mineral properties. As such, we have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. We use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents.

Due to the early stage of development of our projects, we believe we have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-established financial institutions and accounting and employee information storage are outsourced to an external accounting firm.

We have not, as of the date of this prospectus, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future.

Our board of directors oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.

Communications with the Board of Directors

Our Board of Directors desires that the views of our stockholders be heard by the Board, its committees, or individual directors, as applicable, and that appropriate responses be provided to stockholders on a timely basis. Stockholders wishing to formally communicate with our Board, any Board committee, the independent directors as a group, or any individual director, may send communications directly to us at Atlas Critical Minerals Corporation, Rua Antônio de Albuquerque, 156, Suite 1720, Belo Horizonte, Minas Gerais 30.112-010, Brazil, Attention: Secretary. All clearly marked written communications, other than unsolicited advertising or promotional materials, are logged and copied, and forwarded to the director(s) to whom the communication is addressed. Please note that the foregoing communication procedure does not apply to (i) stockholder proposals pursuant to Exchange Act Rule 14a-8 and communications made in connection with such proposals or (ii) service of process or any other notice in a legal proceeding.

Controlled Company

Marc Fogassa, our Chief Executive Officer and Chairman, currently controls, directly and indirectly through his ownership of voting securities of Atlas Lithium, approximately 83.3% of the voting power of our capital stock and will control approximately [●]% of the combined voting power of our capital stock upon completion of this offering, and we believe we may be a “controlled company,” as such term is defined under the Nasdaq Listing Rules. We currently intend to rely on the controlled company exemptions provided under the Nasdaq Listing Rules.

Principal Accountant Fees and Services

Pipara & Co. LLP has served as our independent registered public accounting firm for our financial statements as of December 31, 2024 and has audited our fiscal years ended December 31, 2023 and 2022. This firm billed the following fees to us for professional services related to such date and periods:

	2024	2023	2022
Audit Fees	$46,500	22,000	8,100
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	$46,500	22,000	8,100

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

“All Other Fees” are the aggregate fees billed for products and services, other than the services reported on the preceding lines.

All of the audit and non-audit services to us were pre-approved by our Board of Directors.

Change in Registrant’s Certifying Accountant.

Dismissal of BF Borgers CPA PC (“Borgers”)

On May 9, 2024, our Board of Directors unanimously voted to dismiss BF Borgers CPA PC as our independent registered public accountant following the SEC’s order instituting settled administrative and cease-and-desist proceedings against Borgers and its sole audit partner, Benjamin F. Borgers CPA, permanently barring Mr. Borgers and Borgers (collectively, “BF Borgers”) from appearing or practicing before the Commission as an accountant.

BF Borgers’ reports on our financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and through May 9, 2024 (the date of BF Borgers’ dismissal), there were no disagreements with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to BF Borgers’ satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such year. During the fiscal years ended December 31, 2023, and December 31, 2022, and through May 9, 2024, there were no events of the type described in 16F(a)(1)(v) of Form 20-F.

Engagement of Pipara & Co. LLP

On May 18, 2024, our Board of Directors unanimously approved the engagement of Pipara as our independent registered public accounting firm for the fiscal year ending December 31, 2024. The engagement letter with Pipara was signed on May 21, 2024.

During the two most recent fiscal years and in the subsequent interim period through May 21, 2024, neither us nor anyone on our behalf has consulted with Pipara with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Pipara concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K; or (iii) any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

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EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Compensation of Executive Officers

This section discusses the material components of the executive compensation program in the fiscal year ended December 31, 2024, for our “executive officers.” We have identified the following individuals as our executive officers according to this definition:

Name	Position

Marc Fogassa	Chairman of the Board of Directors and Chief Executive Officer
Rodrigo Nazareth Menck	Chief Financial Officer and Treasurer
Joel de Paiva Monteiro, Esq.	Vice-President of Administration and Operations, Secretary and Director
Areli Nogueira da Silva Júnior	Vice-President, Mineral Exploration and Director
Brian W. Bernier	Vice-President, Corporate Development and Investor Relations

The primary objectives of our executive compensation programs are to attract and retain talented executives to effectively manage and lead us. The compensation packages for the Company’s named executive officers generally include a base salary, an annual cash bonus and equity.

Summary Compensation Table

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Option/RSU /Common Stock Awards ($) (1)		All Other Compensation ($)		Total ($)
Marc Fogassa	12/31/2024	145,890	-	572,254	(2)	-		718,145
Rodrigo Nazareth Menck	12/31/2024	60,000	-	1,656	(6)	-		61,656
Joel de Paiva Monteiro, Esq.	12/31/2024	-	-	82,000	(3)	-		82,000
Areli Nogueira da Silva Júnior	12/31/2024	75,447	-	-		-		75,447
Brian W. Bernier	12/31/2024	-	-	60,000	(4)	52,175	(5)	112,715

(1)	The amounts in this column reflect the aggregate grant date fair value of equity instruments granted in 2023 and 2022 to our Chief Executive Officer calculated in accordance with FASB ASC Topic 718. Please see Note 6 to the consolidated financial statements for the year ended December 31, 2024 contained in this prospectus for the assumptions used in the calculation of grant date fair value pursuant to FASB ASC Topic 718.
(2)	Pursuant to the terms of Mr. Fogassa’s amended and restated employment agreement, he is entitled to receive an annual compensation for each calendar year corresponding to 4% of the outstanding shares of our common stock as of January 1st of each year ($432,317 in 2024). The remaining amount is related to monthly salaries received in shares of our common stock, as stated on Mr. Fogassa’s amended and restated employment agreement.
(3)	Represents Mr. Monteiro’s base salary of $2,000 per month fully paid in shares. In 2024, we paid Mr. Monteiro amounts owed from August 2021 to December 2024.
(4)	Represents Mr. Bernier’s base salary of $2,500 per month fully paid in shares. In 2024, we paid Mr. Bernier amounts owed for the period from January 2023 to December 2024.
(5)	Represents Mr. Brian W Bernier’s bonus relating to successful fund raisings obtained in 2024.
(6)	Mr. Menck received 50,000 restricted stock units (“RSUs”) of our common stock. The RSUs are vested 25% annually, starting in September 2024.

Director Compensation

The following table sets forth a summary of compensation paid to non-executive directors for the fiscal year ended December 31, 2024. We do not sponsor a pension benefits plan, a non-qualified deferred compensation plan, or a non-equity incentive plan for directors; therefore, these columns have been omitted from the following table. No other or additional compensation for services were paid to any of the directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Stock Awards ($)	Total ($)
Agenor Narcizo Drumond de Cuculicchio, Esq.(1)	5,301	$	$3,820	$9,121
Gabriel Santos Cordeiro de Andrade, Esq.(2)	5,301	$	$3,820	$9,121

(1)	Mr. Cuculicchio was appointed as a member of the Board of Directors in August, 2024. The agreement with Mr. Cuculicchio provides that he is entitled to receive quarterly compensation of R$15,000 (approximately $2,630) and shares of the Company’s common stock representing 0.05% of the Company’s then issued common stock.
(2)	Mr. Andrade was appointed as a member of the Board of Directors in August, 2024. The agreement with Mr. Andrade provides that he is entitled to receive quarterly compensation of R$15,000 (approximately $2,630) and shares of the Company’s common stock representing 0.05% of the Company’s then issued common stock.

We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to the directors and officers set forth above.

Employment Agreements

Amended and Restated Employment Agreement with Marc Fogassa

On June 26, 2024, we amended our employment agreement with Marc Fogassa for the Chief Executive Officer position, effective on July 1, 2024. Per agreement, Mr. Fogassa is entitled to receive monthly compensation of $25,000 to be paid in cash or in shares of our common stock and an annual incentive compensation equivalent to 4% of our outstanding common stock count as of January 1.

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RELATED PARTY TRANSACTIONS

During 2024, we formally memorialized an agreement with Atlas Lithium with respect to an intercompany loan facility between the parties. The loan facility bears annual interest at 6.5% and is payable in full in five years from its beginning. Currently, the Company owes $659,604 to Atlas Lithium (largest amount owed during the period was $851,678 on December 31, 2024). Atlas Lithium currently holds 30.6% of the Company’s common stock.

During 2024, we formally entered into a cost sharing agreement with Atlas Lítio do Brasil (a subsidiary of Atlas Lithium) through which the Company borrows resources mainly for Geology-related work. As of December 31, 2024 the Company owes $21,264 to Atlas Lítio do Brasil Ltda arising from the cost sharing agreement.

As of December 31, 2023, we had $674,461 of amounts payable to Mineração Apollo Ltd, an entity wholly owned by Apollo Resources, an affiliate. The loan bore no interest and was fully repaid in 2024.

On October 31, 2024, we entered into an agreement with Atlas Lítio do Brasil Ltda (a subsidiary of Atlas Lithium) to put in place a cost sharing agreement between the parties. The agreement was constructed to rationalize the use of resources from the Geology department between the parties. All shared costs are accrued for on a monthly basis and paid quarterly. Currently, we owe $34,255 to Atlas Lítio do Brasil Ltda.

On July 27, 2016, we entered into a Registration Rights Agreement with Atlas Lithium (f/k/a Brazil Minerals, Inc.) (the “Registration Rights Agreement”). The Registration Rights Agreement provides that whenever we propose to register any of our securities under the Securities Act of 1933, as amended (the “Securities Act”) and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (defined below) (a “Piggyback Registration”), we will give prompt written notice to Atlas Lithium of our intention to effect such a registration so that such notice is received by Atlas Lithium at least twenty (20) days before the anticipated filing date. We will include in such registration all securities covered by the Registration Rights Agreement (“Registrable Securities”) with respect to which we have received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC.

In connection with each Piggyback Registration, all of the expenses incurred to register the Registerable Securities, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and our blue sky fees and expenses will be paid by us, and Atlas Lithium shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for Atlas Lithium attributable to the sale of its securities pursuant to the Piggyback Registration

Merger Agreement with Apollo Resources Corporation

On October 31, 2024, we entered an Agreement and Plan of Merger (the “Merger Agreement”) with Apollo Resources Corporation, pursuant to which Apollo Resources Corporation merged with and into us (the “Merger”), with us being the surviving entity of the Merger. The Merger was consummated on November 19, 2024 upon the satisfaction of waiver of the closing conditions to the Merger Agreement. For more information, see “Prospectus Summary - Background.” Apollo Resources was a subsidiary of Atlas Lithium and controlled by Marc Fogassa, CEO and Chairman of the Company.

Option Agreement with Atlas Lithium Corporation

On December 18, 2024, we entered into the Option Agreement with Atlas Lithium, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly-owned subsidiary of Atlas Lithium Corporation. As consideration for the Option, we issued to Atlas Lithium 797,957 shares of our common stock, representing $500,000 divided by a value per share of $0.6266. For more information, see “Business – Atlas Lithium Option Agreement.”

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MAJOR SHAREHOLDERS

The following table sets forth certain information as of [●], 2025, regarding the beneficial ownership of our common stock by our major shareholders who beneficially own more than 5% of our voting securities. The number and percentage of our common stock beneficially owned by each person is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of stock options or warrants or the conversion of other securities held by that person that are exercisable or convertible within 60 days are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for the purposes of computing percentage ownership of each other shareholder.

The following reflects beneficial ownership after this offering based on (i) [●] shares of our common stock to be issued and sold by us in this offering and (ii) [●] shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters exercise their option in full to purchase up to an additional [●] shares of our common stock from us.

	Before Offering								After Offering
Name and Address of Officers and Directors (1)	Common stock			Series A Preferred			Combined voting power		Common stock		Series A Preferred		Combined voting power
	Number		%	Number		%	Number	%	Number	%	Number	%	Number	%

Marc Fogassa	23,429,649	(2)	65.8%	1	(3)	100.0%	12,5,28,045	83.3%
Joel de Paiva Monteiro, Esq.	373,031		1.0%	-		0.0%	373,031	0.5%
Areli Nogueira da Silva Júnior	7,223		0.0%	-		0.0%	7,223	0.0%
Brian W. Bernier	310,455		0.9%	-		0.0%	310,455	0.4%
Rodrigo Nazareth Menck	-		0.0%	-		0.0%	-	0.0%
Agenor Narcizo Drumond de Cuculicchio, Esq.	23,398		0.1%	-		0.0%	23,398	0.0%
Gabriel Santos Cordeiro de Andrade, Esq.	23,398		0.1%	-		0.0%	23,398	0.0%
All Officers and Directors as a group (7 persons)	13,265,650		37.3%	1	(3)	100.0%	13,248,670	84.2%

Atlas Lithium Corporation(4)	10,901,604		30.6%	-		0.0%	10,901,604	15.0%

(1)	The address for each officer and director is: c/o Atlas Critical Minerals Corporation, Rua Antonio de Albuquerque, 156, Suite 1720, Belo Horizonte, MG, 30.112-010, Brazil.

(2)	Includes 12,528,045 shares owned directly and 10,901,604 shares beneficially owned by Atlas Lithium. Mr. Fogassa is the Chairman and Chief Executive Officer of Atlas Lithium, and as a result of his ownership of 65.6% of the combined voting power of Atlas Lithium, he may be deemed the beneficial owner of the shares held by Atlas Lithium.

(3)	Mr. Fogassa has owned the only outstanding share of our Series A Preferred since 2016. The Certificate of Designations, Preferences and Rights of our Series A Preferred provides that for so long as Series A Preferred is issued and outstanding, the holders of Series A Preferred shall vote together as a single class with the holders of our common stock, with the holders of Series A Preferred being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of our common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. Mr. Fogassa is thus deemed to have voting control on all matters requiring a stockholder vote.

(4)	Mr. Fogassa controls 65.6% of the combined voting power of Atlas Lithium, and therefore may be deemed the beneficial owner of shares held by Atlas Lithium.

As of [●], 2025, there were [●] record holders of our common stock. [●]% of the outstanding shares of common stock were held by stockholders in Brazil. As of [●], 2025, there was one record holder of our Series A Preferred. 100% of the outstanding shares of common stock were held by stockholders in Brazil.

Major Shareholders - Comparison to Prior Years

As of December 31, 2023 and December 31, 2022, Mr. Fogassa beneficially owned [●] and [●] shares of our common stock, representing [●]% and [●]% of our total shares then-outstanding, respectively.

As of December 31, 2023 and December 31, 2022, Atlas Lithium beneficially owned 2,652,584 and 2,331,884 shares of our common stock, representing 24.4% and 28.7% of our total shares then-outstanding, respectively.

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DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Securities,” you should refer to our Amended and Restated Articles of Incorporation, as amended (our “Articles of Incorporation”) and Amended and Restated Bylaws (our “Bylaws”), to be effective immediately prior to the closing of this offering, and the registration rights agreements, each of which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Republic of the Marshall Islands law.

Our authorized capital stock consists of 190,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

As of [●] 2025, [●] shares of our common stock and one share of our Series A Preferred were issued and outstanding.

Reverse Stock Split

We intend to file a Certificate of Amendment to our Articles of Incorporation to effect a reverse stock split of our issued and outstanding shares of common stock at a ratio of 1-for-10 prior to our listing on the Nasdaq Capital Market with no effect on our authorized shares.

Common Stock

Each share of our common stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote per share of common stock. Holders of common stock are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares ranking in priority to the common stock, to receive any dividend declared by the Board of Directors. If we are voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no redemption or conversion rights. The rights, preferences and privileges of holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share, in one or more series. Each holder of shares of a series of Preferred Stock shall be entitled to such preferences and rights and be subject to such limitations as our Board of Directors shall determine.

The Board may, with respect to any series of preferred stock, fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon, including, without limitation, (1) the designation of the series; (2) the number of shares in the series, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, increase or decrease, but not below the number of shares then outstanding; (3) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series; (4) the dates at which dividends, if any, will be payable; (5) the redemption rights and price or prices, if any, for shares of the series; (6) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (7) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (8) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (9) conditions or restrictions on the issuance of shares of the same series or of any other class or series of the Preferred Shares; (10) the voting rights, if any, of the holders of the series; and (11) the rights to elect one or more directors of the Corporation. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.

Series A Convertible Preferred Stock

The holder of the single authorized and outstanding share of our Series A Preferred is entitled to 51% of the total number of votes, voted together with the holders of our common stock as a single class, in connection with the election of directors and all other matters submitted to a vote of shareholders. Whenever the holder of the one share of Series A Preferred is required or permitted to take any action by vote, such action may be taken without a meeting by written consent, setting forth the action so taken and signed by the holder of the outstanding share of Series A Preferred. The holder of our Series A Preferred is not entitled to dividends, except that if a dividend is declared on our common stock, the holder of the Series A Preferred shall participate in such dividend as if such Series A Preferred had been converted into our common stock.

The holder of the Series A Preferred is not entitled to any special redemption rights and there is no sinking fund provision with respect to outstanding shares of our Series A Preferred . In the event of liquidation, the holder of Series A Preferred shall not be entitled to a liquidation preference over the holders of common stock, but shall share pro rata in any sum owed to the holders of our common in connection with a liquidation event as if such Series A Preferred had been converted into common stock.

The Series A Preferred is convertible at any time, upon ten days’ notice to us, into one share of our common stock at the option of the Series A Preferred holder.

For as long as there is one share of the Series A Preferred outstanding, the holder of the Series A Preferred shall be entitled to nominate one director to our Board of Directors.

As of the date of this prospectus, only one share of our Series A Preferred has been issued and is outstanding, which share is held by Marc Fogassa, our Chairman and Chief Executive Officer.

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Undesignated Preferred Stock

As of the date of this prospectus, our Board of Directors has the authority to issue up to 9,999,999 additional shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue preferred stock that would have the right to vote, separately or with any other stockholder of preferred stock, on any proposed amendment to our certificate of incorporation, or on any other proposed corporate action, including business combinations and other transactions.

We will not offer preferred stock unless the offering is approved by a majority of our independent directors. The independent directors will have access, at our expense, to our counsel or independent counsel.

Options and Warrants

As of the date of this prospectus, options to purchase up to 236,667 shares of our common stock were issued and outstanding, with a weighted-average time of exercise of 1.85 years, and a weighted-average exercise price of $0.93.

As of the date of this prospectus, the Company does not have any outstanding warrants to purchase shares of our common stock.

Equity Awards

During the year ended December 31, 2024, the Company granted Mr. Fogassa as contractual compensation options to purchase an aggregate of 210,000 shares of its common stock. The options issued in 2024 were valued at $41,938 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.74 to $1.00, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 241% to 312%, risk-free interest rate of 3.88% to 4.64%, and an expected term of five to ten years.

During the year ended December 31, 2023, the Company granted Marc Fogassa as contractual compensation options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $115,038 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.65 to $2.10, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 268% to 364%, risk-free interest rate of 3.42% to 4.73%, and an expected term of five to ten years.

During the year ended December 31, 2022, the Company granted officers and directors as contractual compensation options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2022, to December 31, 2022. The options issued in 2022 were valued at $104,140 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.80 to $1.20, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 295% to 372%, risk-free interest rate of 1.51% to 4.05%, and an expected term of five to ten years.

During the year ended December 31, 2021, the Company granted officers and directors as contractual compensation options to purchase an aggregate of 210,000 shares of its common stock. Such awards corresponded to the period between January 1, 2021, to June 30, 2021; option awards for the period between July 1, 2021 and December 31, 2021 were issued after December 31, 2021. The options issued in 2021 were valued at $56,616 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant ($0.51 to $1.93), a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 169% to 288%, risk-free interest rate of 0.92% to 1.75%, and an expected term of five to ten years.

Registration and Piggyback Rights

Atlas Lithium is contractually entitled to certain “piggyback” registration rights, as described above. The piggyback registration rights are not applicable to certain shares that may be sold pursuant to Rule 144 of the Securities Act and shares that are subject to an effective registration statement. The piggyback registration rights are subject to customary underwriter cutbacks applicable to all holders of registration rights, pursuant to which the underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in such registration statement.

Transfer Agent

The transfer agent and registrar for our common stock is West Coast Stock Transfer, Inc., 721 N. Vulcan Avenue, Suite 106, Encinitas, CA 92024.

Exchange Listing

Our common stock is currently quoted on the OTCQB under the symbol “JUPGF.” We have applied for listing of our common stock on the Nasdaq Capital Market under the symbol “ATCX.” Assuming that our listing application is approved, and our Reverse Stock Split is effected, we anticipate our common stock will begin trading on a Reverse Stock Split-adjusted basis under the new ticker symbol “ATCX”. No assurance can be given that our application will be approved, and we will not consummate this offering unless our common stock is approved for listing on the Nasdaq Capital Market.

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ADDITIONAL INFORMATION

Amended and Restated Articles of Incorporation

Article I, Section 2 of our Articles of Incorporation provides that our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act.

Amended and Restated Bylaws

Our Bylaws provide that the annual meeting of the shareholder shall be on such day within or without the Marshall Islands as the Board of Directors may determine, for the purpose of electing directors and other business as may be properly brought to such meeting.

A special meeting of the shareholders can be called at any time by the Board of Directors, the Chairman, the President, or by shareholders owning not less than 25% of all the outstanding shares entitled to vote at such special meeting.

Material Contracts.

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the agreements, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

On July 27, 2016, we entered into a Registration Rights Agreement (as defined herein) with Atlas Lithium, pursuant to which Atlas Lithium will have the right to participate in certain securities registrations under the Securities Act.

On October 31, 2024, we entered into the Merger Agreement with Apollo Resources Corporation, pursuant to which Apollo Resources Corporation merged with and into us, with us being the surviving entity of the Merger. The Merger was consummated on November 19, 2024.

On December 18, 2024, we entered into the Option Agreement with Atlas Lithium, pursuant to which we acquired an option to acquire 100% of the equity interests of Brazil Minerals Resources Corporation, a wholly-owned subsidiary of Atlas Lithium Corporation.

For additional information regarding the Registration Rights Agreement, the Option Agreement and the Merger Agreement, please see “Related Party Transactions.”

Exchange Controls

Foreign direct investment in Brazil is governed by Law number 14.286 of December 29, 2021 (the “New Foreign Exchange Law”), replacing Brazilian Laws number. 4.131 (1962) and number 11.371 (2006), incorporating crucial amendments. Under the New Foreign Exchange Law, foreign direct investors must adhere to a set of reporting and regulatory obligations.

Foreign investments, whether in the form of portfolio investments or direct investments in the capital market by individuals or entities, are subject to rigorous registration requirements. Portfolio investments, now regulated by Brazil Monetary Council (“CMN”) Resolution number 4.373 since March 30, 2015, have introduced changes aimed at facilitating the entry of foreign investors into the Brazilian financial and capital markets.

Non-resident investors are obligated to report their status to the Brazilian Central Bank, appoint a tax representative, and engage a representative in Brazil for service of process in suits under Brazilian Corporate Law. Additionally, investments exceeding U.S.$ 100,000.00 require prompt reporting to the Brazilian Central Bank through the Foreign Capital Information Reporting System – Foreign Direct Investment within 30 days of funds flowing into Brazil.

The reporting obligations extend to various aspects, including the remittance of profits abroad, the repatriation of capital, and the formalization of reinvestments. Investments are reported in the foreign currency of origin or in Brazilian currency if derived from a non-resident account in Brazil.

Other than such reporting obligations, foreign investment is not subject to government approvals or authorizations and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in regard to financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange. Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract. Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

The role of attorneys-in-fact from the previous legislation has evolved into the appointment of a representative in Brazil. This representative, authorized by the Brazilian Central Bank, assumes responsibility for compliance with registration and reporting requirements.

Remittances abroad, covering the distribution of profits or interest on equity and repatriation of capital, follow a meticulous process involving foreign exchange contracts. These contracts are established between the Brazilian company and an authorized Brazilian commercial bank, reflecting the exchange of Brazilian currency into foreign currency at an agreed-upon rate.

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While historical instances, such as the freeze on dividend and capital repatriations in 1989 and 1990, demonstrated the government’s use of temporary restrictions to protect foreign currency reserves, the New Foreign Exchange Law provides a framework for potential future restrictions. The likelihood of such restrictions is influenced by factors such as Brazil’s foreign currency reserves, availability of foreign currency, debt service burden, policy towards the International Monetary Fund, and broader political constraints.

Taxation

Investors should consult their own tax advisor regarding the specific tax consequences of owning and disposing of our common stock, including eligibility for the benefits of any treaty for the avoidance of double taxation, the applicability or effect of any special rules to which they may be subject, and the effect of any state, local, or other tax laws.

Marshall Islands Tax Considerations

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business, transactions or operations in the Marshall Islands.

Non-resident shareholders in Marshall Islands are not subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and will not be required by the Marshall Islands to file a tax return related to our common shares.

Dividends and Paying Agents

Not applicable.

Statement by Experts

The disclosure of exploration results and resource estimates contained in this prospectus is based on information and supporting documentation prepared by Volodymyr Myadzel, PhD and Orlando Garcia Rocha Filho, who ae qualified persons within the meaning of Regulation S-K 1300. Mr. Myadzel and Mr. Rocha consent to the use of such information in this Prospectus, in the form and context in which it has been presented herein.

Mr. Myadzel is a Principal Geologist of VMG Consultoria e Soluções Ltda., located at Av. do Contorno, 2905, Suite 406, Belo Horizonte, MG 30110-915, Brazil. He graduated with a degree in Geology from Kryvyi Rih National University, Kryvyi Rih, Ukraine in 1999. In addition, he obtained a PhD in Geology from Kryvyi Rih National University, Kryvyi Rih, Ukraine in 2004. He is Member #3974 of the Australasian Institute of Geoscientists. Mr. Myadzel has been working as a Geologist for a total of 26 years since graduation from university. His relevant experience includes modeling and resource and reserve estimation of deposits, prospecting and surveying, geological mapping, mineralogy and petrology of metamorphic rocks and ore deposits, and in particular iron deposits.

Mr. Rocha is a Principal Geologist at RCS Geologia e Meio Ambiente Ltda, located at Rua João Mota, nº 372, Suite 301, Centro, Santa Bárbara, MG 35.960-000, Brazil, since 2011. He graduated in Geology from the Federal University of Rio Grande do Norte, Brazil in 1992. He is Member #20708 of the Geological Association of Canada. He is Member # 3484D/MG of CREA (Regional Council of Engineering and Agronomy) of the state of Minas Gerais in Brazil. Mr. Rocha has been actively working as a Geologist for 32 years. His relevant experience includes modeling and estimating resource and deposit reserves, prospecting and surveying, geological mapping, mineralogy and petrology of metamorphic rocks and ore deposits, particularly of iron ore deposits.

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may read and copy any documents that we file with the SEC, including this prospectus and the related exhibits, without charge at the web site maintained by the SEC at www.sec.gov.

Subsidiary Information

Not applicable.

Annual Report to Securities Holders

Not applicable.

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DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES

We have entered into indemnification agreements with each of our directors, executive officers and other key employees. The indemnification agreements will require us to indemnify our directors to the fullest extent permitted by Republic of the Marshall Islands law. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, or upon debt conversion, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon completion of this offering we estimate that we will have [●] outstanding shares of our common stock, calculated as of the date of this prospectus, assuming no further conversions of preferred stock, no exercise of outstanding options or warrants, and no sale of shares reserved for the underwriters for over-allotment allocation, if any.

Sale of Restricted Securities

The shares of our common stock sold pursuant to this offering will be registered under the Securities Act, and therefore freely transferable, except for our affiliates. Our affiliates will be deemed to own “control” securities that are not registered for resale under the registration statement covering this prospectus. Individuals who may be considered our affiliates after this offering include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates are not permitted to resell their shares of our common stock unless such shares are separately registered under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act is available, such as Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” (i.e., securities that are not registered by an effective registration statement) of a “reporting company” may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of: (i) 1% of the then outstanding shares of common stock as shown by the most recent report or statement published by the issuer; and (ii) the average weekly reported trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers’ transactions.

Persons not deemed to be affiliates who have beneficially owned “restricted securities” for at least six months but for less than one year may sell these securities, provided that current public information about us is “available,” which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning “restricted securities” for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates in this offering or upon exercise of stock options or upon vesting of other equity-linked awards may be “control securities” rather than “restricted securities.” “Control securities” are subject to the same volume limitations as “restricted securities” but are not subject to holding period requirements.

One of our directors owns 100% of our outstanding Series A Preferred. At all times, one share of Series A Preferred is convertible, respectively, into one share of our common stock.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock purchased in this offering, which we refer to as our securities, but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our securities.

This summary does not address any alternative minimum tax considerations, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;
●	tax-exempt organizations or governmental organizations;
●	regulated investment companies and real estate investment trusts;
●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
●	brokers or dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
●	tax-qualified retirement plans;
●	certain former citizens or long-term residents of the United States;
●	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);
●	persons who hold our securities as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;
●	persons who do not hold our securities as a capital asset within the meaning of Section 1221 of the Code; or
●	persons deemed to sell our securities under the constructive sale provisions of the Code.

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our securities, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our securities arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our securities. For purposes of this discussion, you are a U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our securities, other than a partnership, that is:

●	an individual citizen or resident of the United States;
●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

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Distributions

As described in the section titled “Market for Our Common Stock - Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “-Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividend income may be taxed to an individual U.S. holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Any dividends that we pay to a U.S. holder that is a corporation will qualify for a deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends or the dividends-received deduction.

Sale, Exchange or Other Taxable Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of our common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and such U.S. holder’s tax basis in such common stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for such common stock. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the common stock for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a non-U.S. holder of our securities. A “non-U.S. holder” is a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. holder.

Distributions

Subject to the discussion below regarding effectively connected income, any dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our securities through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.

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Dividends received by a non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) are generally exempt from such withholding tax if the non-U.S. holder satisfies certain certification and disclosure requirements. In order to obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. holders, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Sale, Exchange, or other Taxable Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);
●	the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
●	shares of our common stock constitute U.S. real property interests by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non- U.S. holder’s holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our common stock.

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

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Payments of dividends on or of proceeds from the disposition of our securities made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our securities paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our securities paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends (including constructive dividends) on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to payment of gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our securities.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our securities, including the consequences of any proposed changes in applicable laws.

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UNDERWRITING

We have entered into an underwriting agreement dated [●], 2025 with A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 (the “Representative”), and Banco Bradesco BBI S.A., Avenida Juscelino Kubitschek, 1,309, 10th Floor, 04543-011 São Paulo, São Paulo, Brazil, as the representatives of the underwriters, with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, at the underwritten offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
A.G.P./Alliance Global Partners
Banco Bradesco BBI S.A.

Total

The underwriters are committed to purchase all the shares of common stock offered by this prospectus if they purchase any shares of common stock. The underwriters are not obligated to purchase the shares of common stock covered by the underwriters’ over-allotment option described below. The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is part. Each underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Bradesco Securities, Inc. will act as agent of Banco Bradesco BBI S.A. for sales of our Common Shares in the United States of America. Banco Bradesco BBI S.A. is not a broker-dealer registered with the SEC, and therefore may not make any sales of our Common Shares in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities, Inc. are affiliates of Banco Bradesco S.A.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 45 calendar days after the date of the underwriting agreement, to purchase up to [●] additional shares of common stock (an amount equal to 15% of the shares sold in the offering, assuming a total of [●] shares of common stock are sold at the underwritten offering price per share of $[●] (the midpoint of the $[●] to $[●] estimated price range of the underwritten offering price)), less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock. The underwriters will offer these additional shares of common stock on the same terms as those on which the other shares of common stock are being offered hereby.

Discounts, Commissions, and Representative’s Warrants

We have agreed to sell the common stock to the underwriters at a discount equal to seven percent (7.0%) of the aggregate gross proceeds raised in this offering. We have also agreed to (i) grant to the Representative warrants to purchase a number of shares equal to six percent (6.0%) of the total number of shares of common stock sold in this offering at an exercise price equal to 115% of the underwritten offering price in this offering. The Representative’s Warrants will be non-exercisable for six months after the date of the commencement of sales in this offering, and will expire five (5) years after such date of the commencement of sales in this offering, in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(e)(1), as more specifically set forth in the following paragraph. The Representative’s Warrants will contain provisions for (i) one demand registration for the shares underlying the Representative’s Warrants at our expense for a period of five (5) years from the date of the commencement of sales in this offering, in compliance with FINRA Rules 5110(g)(8)(B) and 5110(g)(8)(C), and (ii) unlimited piggyback registration rights for a period of five (5) years after the date of the commencement of sales in this in this offering, at our expense, in compliance with FINRA Rule 5110(g)(8)(D). The number of shares subject to Representative’s Warrants outstanding, and the exercise price of those securities, will be adjusted proportionately, as permitted by FINRA Rule 5110(g)(8)(E).

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by FINRA, and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the Representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days from the date of commencement of sales in this offering.

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Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the date of commencement of sales in this offering, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying such Representative’s Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

The underwriters have advised us that they propose to offer the common stock directly to the public at the underwritten offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of up to $[●] per share. After this offering to the public, the offering price and other selling terms may be changed by the underwriters without changing our proceeds from the underwriters’ purchase of the common stock.

The following table summarizes the underwritten offering price, underwriting commissions, non-accountable expense allowance and proceeds before actual expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock. The underwriting discount is equal to the underwritten offering price per share less the amount per share the underwriters pay us for the common stock.

	Per Share of Common Stock(1)	Total Without Over Allotment	Total With Over Allotment

Underwritten offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Non-accountable expense allowance	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The fees shown do not include the warrant to purchase shares of common stock issuable to the underwriters at closing.

We have agreed to pay the following actual expenses of the underwriters relating to the offering (“Accountable Expenses”): (a) reasonable and documented fees and expenses of the representatives’ legal counsel incurred in connection with this offering in an amount up to $200,000 and (b) up to $20,000 of the representative’s non-accountable expenses, including, but not limited to, IPREO software related expenses, background check(s), tombstones, escrow agent fees, marketing-related expenses (i.e. roadshow, travel, etc.) and any other expenses incurred by the representatives in connection with the transaction.

Tail Financing

Following the closing of this offering, the Representative shall be entitled to compensation as described in the paragraphs included above and as calculated in the manner described above, with respect to any public or private offering or other financing or capital-raising transaction of any kind undertaken by us (“Tail Financing”) to the extent that such financing is both (i) provided to us by investors that were, during the term of our engagement with the Representative or prior to the Representative’s receipt of a termination notice with respect to its engagement and before the end of said term, brought “over-the-wall” by the Representative or were contacted by A.G.P and (ii) such Tail Financing is consummated at any time within the twelve month period following the expiration or termination of the Representative’s engagement. Notwithstanding anything to the contrary herein, the compensation due hereunder shall expressly not include any common stock or other of our equity issued to our officers, directors, employees, consultants, or to certain accounts introduced to the Representative by us.

Lock-Up Agreements

We and each of our officers, directors, affiliates and certain existing stockholders aggregating at least 5.0% of our outstanding shares have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after this offering is completed without the prior written consent of the underwriters.

The underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriters will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Listing of our Common Stock

Our common stock is currently quoted on the OTCQB under the symbol “JUPGF.” We have applied for listing of our common stock on the Nasdaq Capital Market under the symbol “ATCX.” Assuming that our listing application is approved, and our Reverse Stock Split is effected, we anticipate our common stock will begin trading on a Reverse Stock Split-adjusted basis under the new ticker symbol “ATCX.”. No assurance can be given that our application will be approved, and we will not consummate this offering unless our common stock is approved for listing on the Nasdaq Capital Market.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for an underwriter’s own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not affect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;
●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and
●	passive market making bids must be identified as such.

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Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with this offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority.

Other than the prospectus in electronic format, the information on an underwriter’s website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Certain Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have in the past, and may in the future, receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Brazil

The offer and sale of the shares of common stock covered by this prospectus will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, dated December 7, 1976, as amended, or under CVM Resolution (Resolução) No. 160, dated July 13, 2022, as amended (which we refer to as “CVM Resolution 160”). The offer and sale of such shares have not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. The shares may not be offered or sold in Brazil except pursuant to an exemption from the registration requirements of applicable Brazilian securities laws. Any representation to the contrary is untruthful.

The shares may be offered or sold in Brazil only to professional investors, as defined in, and in reliance upon, article 11 of CVM Resolution No. 30, dated May 11, 2021, and article 8, item VI, of CVM Resolution 160. This prospectus is being addressed to the addressee personally, and for its sole benefit. Distribution of this prospectus to any other person other than the addressee specified by the underwriters or such addressee’s affiliates, representatives, or those persons, if any, retained to advise the addressee, and any disclosure of its contents, is prohibited.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

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EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and expenses, payable by us in connection with this offering. All amounts shown are estimates and subject to future contingencies, except the SEC registration fee, the FINRA filing fee, and the Nasdaq Capital Market entry and listing fee.

Description	Amount
Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee	$	*
Nasdaq Capital Market entry and listing fee	$	*
Accounting and audit fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent fees and expenses	$	*
Printing expenses	$	*
Miscellaneous	$	*
Total	$	*

* To be filed by amendment.

LEGAL MATTERS

The validity of the issuance of the shares of common stock covered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, NY, our Marshall Islands counsel. Blank Rome LLP, New York, New York, is acting as counsel for the underwriters in this offering.

EXPERTS

Our condensed consolidated financial statements as of and for the year ended December 31, 2024, 2023 and 2022, appearing in this prospectus, have been audited by Pipara & Co LLP, an independent registered public accounting firm, as set forth in such reports thereon, included herein. Such financial statements are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands. A majority of the directors and officers named in the prospectus reside outside the United States. In addition, a substantial portion of the assets and the assets of the directors and officers are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon Atlas Critical Minerals Corporation or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Atlas Critical Minerals Corporation or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws. See “Risk Factors—Risks Relating to the Marshall Islands.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved. You may read registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at https://www.sec.gov.

We file periodic reports, proxy statements, and other information with the SEC in accordance with requirements of the Exchange Act. These periodic reports, proxy statements, and other information are available at the SEC’s website address referred to above. In addition, you may request a copy of any of our periodic reports filed with the SEC at no cost, by writing us at the following address:

Atlas Critical Minerals Corporation

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais 30.112-010

Brazil

Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

129

ATLAS CRITICAL MINERALS CORPORATION

(f/k/a JUPITER GOLD CORPORATION, INC.)

F-1

ATLAS CRITICAL MINERALS CORPORATION

FINANCIAL STATEMENTS

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Atlas Critical Minerals Corporation (ATCX)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Atlas Critical Minerals Corporation (ATCX) and its subsidiaries (the ‘Company’) as of December 31, 2024, and 2023 and 2022, the related statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024 and December 31,2023 and December 31,2022 and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 , December 31, 2023, December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Company’s Ability to Continue as a Going Concern

The Company suffered losses from operations in CY 2024, CY 2023 and CY 2022 and has an accumulated deficiency in the period ended December 31, 2024, and 2023, 2022 that raises substantial doubt about its ability to continue as a going concern. As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared on a going- concern basis. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of accounting in an assets acquisition transaction.

As discussed in note 2 to the consolidated financial statement, On November 19, 2024, Jupiter Gold Corporation acquired the assets of Apollo Resource Corporation. Following the acquisition, Jupiter

Gold Corporation was renamed Atlas Critical Mineral Corporation. The transaction was accounted for as an asset acquisition between entities under common control in accordance with ASC 805.

We identified the company’s determination of the asset acquisition as a Critical Audit Matter due to the significant judgment and estimation involved in valuing the acquired assets and liabilities and assessing whether the transaction qualified as a common control transaction.

The primary procedures we performed to address this critical audit matter included:

1.	Our audit procedures for this Critical Audit Matter included reviewing the relevant clauses of the agreement to evaluate the accounting treatment of the transaction under US GAAP, assessing the fair value of acquired assets estimated by management’s third-party valuation specialist to determine the appropriateness of asset acquisition accounting, verifying the voting rights held by management to confirm the transaction qualified as a common control transaction, and reviewing the transfer of assets to ensure they were properly recorded at their historical value in accordance with ASC 805-50
2.	Evaluating the appropriateness of disclosures in the financial statements is in accordance with ASC 805-50 for Acquisition of Assets in Note 2 to the consolidated financial statement.

/s/ Pipara & Co LLP

For, Pipara & Co LLP (6841)

We have served as the Company’s auditor since 2024

Place: Mumbai, India

Date: February 27, 2025 except for the segment reporting as described in note 1, as to which the date is July 25 2025.

F-2

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2024	2023	2022

ASSETS
Current assets:
Cash and cash equivalents	$396,216	$92,813	$25,438
Trade Receivable	$47,682	-	-
Taxes recoverable	$26	-	-
Inventories	$171,726	-	$-
Other current assets	$47,772	$3,621	-
Total current assets	$663,422	$96,434	$25,438
Property and equipment, net	1,717,488	320,700	$41,929
Intangible assets, net	-	-	$11,499
Total assets	$2,380,910	$417,134	$78,866

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$346,346	$59,009	$20,583
Related party transactions	$872,942	$674,461	$-
Other current liabilities	$8,083	$648	$-
Total current liabilities	$1,227,371	$734,118	$20,583

Non Current liabilities:
Other non-current liabilities	$33,961	$4,729	-
Total non-current liabilities	$33,961	$4,729	-

Total liabilities	$1,261,332	$738,847	$20,583

Stockholders’ equity:
Series A preferred stock, $0.001 par value, 10,000,000 shares authorized; 1 share issued and outstanding	-	-	-

Common stock, $0.001 par value, 190,000,000 shares authorized; 33,336,729, 9,674,497 and 8,118,737 shares issued and outstanding as of December 31, 2024, 2023 and 2022, respectively	33,337	9,674	8,118

Additional paid-in capital	10,901,133	3,935,287	3,209,505
Accumulated other comprehensive loss	(669,350)	(66,366)	(30,877)
Accumulated deficit	(9,145,542)	(4,200,308)	(3,128,463)
Total stockholders’ equity	1,119,578	(321,713)	58,283
Total liabilities and stockholders’ equity	2,380,910	417,134	78,866

The accompanying notes are an integral part of the consolidated financial statements.

F-3

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2024	2023	2022

Gross revenues	$748,654	$-	$-
Sales deductions	$(81,523)	$-	$-
Net revenue	$667,131	$-	$-
Cost of revenue	$(401,437)	$-	$-
Gross profit	$265,694	$-	$-
Operating expenses:
General and administrative	$(1,054,124)	$(900,493)	$(553,235)
Stock based compensation	$(849,513)	$(115,038)	$(104,140)
Total operating expenses	$(1,903,637)	$(1,015,531)	$(657,375)
Loss from operations	$(1,637,943)	$(1,015,531)	$(657,375)
Other (expense) income:
Finance results	$(31,716)	$(930)
Other income (expense)	$(24,577)	$(55,384)	$-
Other income (expense)	$(56,293)	$(56,314)	$-
Loss before income taxes	$(1,694,236)	$(1,071,845)	$(657,375)
Income taxes	$(18,887)	$-	$-
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)

Basic and diluted loss per share
Net loss per share	$(0.13)	$(0.12)	$(0.08)

Weighted-average number of common shares outstanding:
Basic and diluted	13,447,169	9,029,706	8,118,737

Comprehensive loss:
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)
Foreign currency translation adjustment	$(63,575)	$(35,489)	$(6,950)
Comprehensive loss	$(1,776,698)	$(1,107,334)	$(664,325)

The accompanying notes are an integral part of the consolidated financial statements.

F-4

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
	Series A Preferred Stock		Common Stock		Additional Paid-in	Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2021	1	$-	6,148,212	$6,148	$2,604,701	$(23,927)	$(2,471,088)	$115,834

Issuance of common stock in connection with sales made under private offerings	-	-	1,853,626	$1,853	$488,022	$-	$-	$489,875
Stock based compensation	-	-	116,899	$117	$116,782	$-	$-	$116,899
Change in foreign currency translation	-	-	-	$-	$-	$(6,950)	$-	$(6,950)
Net income (loss)	-	-	-	$-	$-	$-	$(657,375)	$(657,375)

Balance, December 31, 2022	1	$-	8,118,737	$8,118	$3,209,505	$(30,877)	$(3,128,463)	$58,283

Issuance of common stock in connection with sales made under private offerings	-	-	827,180	$827	$611,473	$-	$-	$612,300
Stock based compensation	-	-	728,580	$729	$114,309	$-	$-	$115,038
Change in foreign currency translation	-	-	-	$-	$-	$(35,489)	$-	$(35,489)
Net income (loss)	-	-	-	$-	$-	$-	$(1,071,845)	$(1,071,845)

Balance, December 31, 2023	1	$-	9,674,497	$9,674	$3,935,287	$(66,366)	$(4,200,308)	$(321,713)
Issuance of common stock in connection with sales made under private offerings	-	-	3,009,162	3,009	1,579,241	-	-	1,582,250
Effects of the merger with Apollo Resources Corp.	-	-	18,472,093	18,472	4,525,774	(539,409)	(3,232,111)	772,726
Stock based compensation	-	-	2,180,977	2,182	860,831	-	-	863,013
Change in foreign currency translation	-	-	-	-	-	(63,575)	-	(63,575)
Net income (loss)	-	-	-	-	-	-	(1,713,123)	(1,713,123)

Balance, December 31, 2024	1	-	33,336,729	33,337	10,901,133	(669,350)	(9,145,542)	1,119,578

The accompanying notes are an integral part of the consolidated financial statements.

F-5

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2024	2023	2022

Cash flows from operating activities of continuing operations:
Net loss	$(1,713,123)	$(1,071,845)	$(657,375)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$849,513	$115,038	$104,140
Provisions for Contingencies	$16,770	$-	$-
Depreciation and amortization	$206	$-	$12,997
Impairment losses	$-	$56,536
Gain/loss in foreign exchange transactions	$(698)
Changes in operating assets and liabilities:
Accounts payable	$305,214	$41,141	$6,165
Income taxes, net	$(18,887)	$-	$-
Inventories	$(205,128)	-	-
Trade receivable and other assets	$(80,815)	$(3,566)	$-
Net cash used in operating activities	$(846,948)	$(862,696)	$(534,073)

Cash flows from investing activities:
Cash received from the merger transaction	$2,857
Acquisition of capital assets	$(156,575)	$-	$(10,525)
Net cash used in investing activities	$(153,718)	$-	$(10,525)

Cash flows from financing activities:
Related party	$(283,334)	$638,545	$85,203
Net proceeds from sale of common stock	$1,595,750	$291,600	$489,875
Net cash provided by financing activities	$1,312,416	$930,145	$575,078

Effect of exchange rates on cash and cash equivalents	$(8,347)	$(74)	$(5,891)
Net increase in cash and cash equivalents	$303,403	$67,375	$24,589
Cash and cash equivalents at beginning of period	$92,813	$25,438	$849
Cash and cash equivalents at end of period	$396,216	$92,813	$25,438

The non-cash impacts of the merger with Apollo did not impact the cash flow statement. Please refer to note 2 for the details of the balances merged into the Company’s financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

F-6

ATLAS CRITICAL MINERALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On July 27, 2016, Atlas Critical Minerals Corporation (“Atlas Critical Minerals”) was incorporated as Jupiter Gold Corporation (“Jupiter Gold”) under the laws of the Republic of the Marshall Islands. Concurrently, Atlas Lithium Corporation (“Atlas Lithium”), a Nevada corporation, exchanged its 99.99% ownership in Mineração Jupiter Ltda (“MJL”), a Brazilian company, for 4,000,000 shares of Jupiter Gold’s common stock. Atlas Lithium held an approximate 32.70% interest in the Company as of December 31, 2024. The Company trades on the OTC Markets (OTCQB) under the symbol JUPGF.

On November 6, 2024, the Company and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo”), entered into an Agreement and Plan of Merger, which provided for, among other things, the merger of Apollo with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation. Prior to the Merger, Apollo Resources was 44.66% owned by Atlas Lithium and 39.87% owned by Marc Fogassa, our Chief Executive Officer and Chairman.

On November 19, 2024, following satisfaction and/or waiver of the closing conditions in the Merger Agreement, including (i) approval of the transactions contemplated under the Merger Agreement by the requisite vote of the shareholders of Jupiter Gold and Apollo, respectively, (ii) Apollo delivering letters of transmittal to the Company completed and executed by Participating Securityholders (as defined in the Merger Agreement) holding at least 95% of the Outstanding Apollo Securities (as defined in the Merger Agreement), which included a waiver of their appraisal or dissenters’ rights under the Marshall Islands Business Corporations Act (the “BCA”), and (iii) each of the Company and Apollo having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement on or prior to the Effective Time (as defined in the Merger Agreement), the Merger was consummated and Apollo merged with and into the Company.

In connection with the consummation of the Merger, each share of Outstanding Apollo Securities was cancelled and converted into 6.62 shares of the Company’s common stock. In lieu of issuing fractional shares, Apollo shareholders received the nearest whole share of the Company’s common stock, rounding up any decimal amount of shares equal to or greater than 0.5. Following the Effective Time, the holders of Outstanding Apollo Securities right before the Effective Time, beneficially owned 59.40% of the Company’s outstanding securities.

Following the Merger, the previously subsidiaries of Apollo became subsidiaries of the Company. After the merger, the Company’s subsidiaries include the previously held MJL and the acquired through the Merger Mineração Apollo Ltda (“MAL”), Mineração Duas Barras (“MDB”) and RST Recursos Minerais (“RST”), each organized under the laws of Brazil and wholly owned by the Company.

On December 20, 2024, the Articles of Incorporation of the Company were amended to change the name of the Company to Atlas Critical Minerals Corporation. This name change was carried out to reflect a broader focus of the Company following its merger with Apollo Resources Corporation.

F-7

The Company’s mineral properties are in exploration or pre-exploration phases except for the following:

●	Rio Piracicaba Iron ore mineral right: Rio Piracicaba Iron ore mineral right: located in Rio Piracicaba, in the ore quadrangle in Minas Gerais State, this mining right is fully permitted for an open pit mine operation and a dry processing facility. The Company has entered into a mining right lease agreement with a third party (Lessee). The lessee will be responsible for the mining activities and will pay the Company an amount for each tonne mined based on a percentage of the international price of iron ore 62% Fe. Operations are planned to be started in the second half of 2025.

●	Quartzite: the deposit is also located in Minas Gerais. In 2024, operations were started, and we produced and sold quartzite blocks and beneficiated slabs to clients in Brazil and abroad. Net revenues generated during the year amounted to $667,131.

Segment reporting

The Company has one reportable segment: mining. The mining segment derives revenue in Brazil by mining, beneficiating and selling material mined from the Company’s several mining rights. Currently the Company generates revenue solely from its operating Quartzite project. The other mining projects are in exploration phase.

The accounting policies of the mining segment are the same as those described in the summary of significant accounting policies.

The chief operating decision maker (CODM) of the mining segment is the Company’s chief executive officer. The CODM regularly reviews the revenue, significant expenses categories, including exploration and evaluation costs, and general and administrative expenses. Total segment assets as of December 31, 2024, were $ 2,380,910, primarily consisting of Mineral rights. These mineral rights are used by the CODM in decision-making, including resources allocation. All of the Company's revenue and long-lived assets are located in Brazil. For the year ended December 31, 2024, the Company had 3 customers accounting for more than 10% of the Company’s revenue each (the combination of them represented 58%).

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2024, 2023 and 2022, the consolidated financial statements include the accounts of the Company, its 99.99% owned subsidiary, Mineração Jupiter Ltda and the 100% owned subsidiaries Mineração Apollo Ltda, Mineração Duas Barras Ltda and RST Recursos Minerais Ltda.

All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has limited working capital, has incurred losses since its inception, and has not yet generated material revenues from the sale of its products or services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

F-8

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2024, the Company funded operations primarily through the sale of equity securities ($1,595,750 in 2024), and cash generated by our quartzite operation (gross profit of $265,694 in 2024). For the next 12 months, management intends to cover any operating losses by using existing cash and cash equivalents, generating cash flow from our quartzite operations and, if necessary, selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

Fair Value of Financial Instruments

The Company follows the guidance of Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2024, the Company did not have any level 2 or 3 assets or liabilities.

the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $40,373 based on the December 31, 2024 exchange rate).

Trade Receivable

Trade receivables represent amounts to be received from clients due to the sale of quartzite products. The Company recognizes it following revenue recognition when control of the product is transferred to customers and the company has an unconditional right to receive payment for it.

Initial recognition is made at fair value, which usually corresponds to the price of the transaction (invoice), and subsequently assessed to determine the recoverability of the amounts in every balance sheet date.

Inventories

The Company values its inventories in accordance with ASC 330 - Inventory, which requires that inventories be valued at the lower of cost or market. The cost of inventories is determined using the weighted average cost method.

Property and Equipment

Property and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statements of operations as other gain or loss, net.

F-9

The diamond and gold processing plant, facilities and other machinery are depreciated over an estimated useful life of ten years; vehicles are depreciated over an estimated life of five years; and computer and other office equipment over an estimated useful life of three years.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2024, 2023 and 2022.

For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. These rights are held in perpetuity provided the Company remains in compliance with various government regulations and industry requirements.

Mineral properties are amortized throughout the life of the property based on an units-of-production method.

Revenue recognition

Revenues from sales are recognized when control of the product is transferred to customers, in accordance with the terms and conditions in each sales contract. Following ASC 606, the Company follows the 5-step model in order to recognize revenue in accordance with the core principle.

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment and intangible assets subject to amortization, the Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. Under ASC 718, volatility is based on the historical volatility of our stock or the expected volatility of the stock of similar companies. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company utilizes the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Option-pricing models require the input of highly complex and subjective variables including the expected life of options granted and the expected volatility of our stock price over a period equal to or greater than the expected life of the options. Because changes in the subjective assumptions can materially affect the estimated value of our employee stock options, it is management’s opinion that the Black-Scholes option-pricing model may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC Topic 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

F-10

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Equity classified share-based payments for employees are fixed at the time of grant. Equity-classified nonemployee share-based payment awards are measured at the grant date of the award which is the same as share-based payments for employees. The Company adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

Foreign Currency

The Company’s subsidiaries, MJL, MAL, MDB, and RST, use their local currency (Brazilian Real) as their functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

Basic Earnings (Loss) Per Share

The Company computes loss per share in accordance with ASC Topic 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. As of December 31, 2024, the Company’s potentially dilutive securities relate to common stock issuable in connection with options. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which clarifies the business combination accounting for joint venture formations. The amendments in the ASU seek to reduce diversity in practice that has resulted from a lack of authoritative guidance regarding the accounting for the formation of joint ventures in separate financial statements. The amendments also seek to clarify the initial measurement of joint venture net assets, including businesses contributed to a joint venture. The guidance is applicable to all entities involved in the formation of a joint venture. The amendments are effective for all joint venture formations with a formation date on or after January 1, 2025. Early adoption and retrospective application of the amendments are permitted. We do not expect adoption of the new guidance to have a material impact on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, amending reportable segment disclosure requirements to include disclosure of incremental segment information on an annual and interim basis. Among the disclosure enhancements are new disclosures regarding significant segment expenses that are regularly provided to the chief operating decision-maker and included within each reported measure of segment profit or loss, as well as other segment items bridging segment revenue to each reported measure of segment profit or loss. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, and are applied retrospectively. Early adoption is permitted. Management does not expect this new guidance to have any impact on the Company’s consolidated financial statements because the Company operates in only one segment (mining), and therefore Segment Reporting does not impact its Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024 and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. We do not expect adoption of the new guidance to have a material impact on our consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will analyze the impacts of this Update in the upcoming years and anticipate that it will not adopt the Update early.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The Board issued this Update to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20, Debt— Debt with Conversion and Other Options. The amendments in this Update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. Management does not expect this new guidance to have any impacts on the Company’s consolidated financial statements.

F-11

NOTE 2 – ACCOUNTING IMPACTS ARISING FROM THE MERGER WITH APOLLO

As discussed in Note 1, Organization and Description of Business, on November 19, 2024, the Company consummated a merger transaction through which Apollo Resources Corporation (“Apollo”), an entity under the same control of the Company, was merged with and into the Company. Such a transfer of net assets between entities under the control of the same parent is referred to under US GAAP as a common-control transaction.

The growing demand for critical minerals needed for clean energy technologies and high-tech applications presents significant long-term opportunities. The Company’s goal is to become a leading critical mineral resources company supplying materials for the rapidly growing clean energy technologies. The acquisition of Apollo Resources’ mineral rights on critical minerals strengthens the Company’s portfolio of critical minerals and improves its position to become a leading supplier in this industry.

The fair value of the net assets acquired was determined at $14 million based on an independent opinion prepared by RPM Global Canada Limited (“RPM”).

While a common-control asset acquisition transaction is similar to a business combination for the entity that receives the net assets or equity interests, such a transaction does not meet the definition of a business combination. Acquisition of assets that are under common control are excluded from the scope of the business combinations guidance and are addressed specifically by subsection ASC 805-50, which requires the receiving entity to recognize the net assets received at their historical carrying amounts, as reflected in the ultimate parent’s financial statements.

The table below presents the consolidated balance sheet of the Company in the effective date of the merger and the accounting impacts arising from the recognition of the net assets of Apollo at their historical carrying value, as required by ASC 805-50 for common-control transactions:

	Consolidated	Merged	Consolidated
	pre-merger	entity	post-merger

ASSETS
Current assets:
Cash and cash equivalents	16,648	2,857	19,505
Accounts Receivable	35,082	-	35,082
Taxes recoverable	-	26	26
Inventory	206,510	-	206,510
Other current assets	8,684	22,565	31,249
Total current assets	266,924	25,448	292,372

Property and equipment, net	336,120	1,273,827	1,609,947
Intangible assets, net	-	-	-
Total assets	603,044	1,299,275	1,902,319

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	49,468	24,215	73,683
Related party transactions	279,816	481,815	761,631
Other current liabilities	1,757	6,561	8,318
Total current liabilities	331,041	512,591	843,632

Non Current liabilities:
Other non-current liabilities	4,685	13,718	18,403
Total current liabilities	4,685	13,718	18,403

Total liabilities	335,726	526,309	862,035

Total stockholders’ equity	267,318	772,966	1,040,284
Total liabilities and stockholders’ equity	603,044	1,299,275	1,902,319

F-12

The table below presents the balance sheet of Atlas Critical Minerals including the acquired assets and assumed liabilities as if the acquisition had occurred in the beginning of the period, compared to the consolidated balance sheet as of December 31, 2024:

ATLAS CRITICAL MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	ATLAS CRITICAL MINERALS CORP December 31,	APOLLO RESOURCES CORP December 31,	INTRAGROUP	PRO- FORMA CONSOLIDATED December 31,	ATLAS CRITICAL MINERALS CORP December 31,
	2023	2023	TRANSACTIONS	2023	2024

ASSETS
Current assets:
Cash and cash equivalents	$92,813	$5,973	$-	$98,786	$396,216
Accounts Receivable	-	-	-	-	47,682
Taxes recoverable	-	-	-	-	26
Inventory	-	-	-	-	171,726
Related party transactions	-	674,461	674,461	-	-
Other current assets	3,621	30,147	-	33,768	47,772
Total current assets	96,434	710,581	674,461	132,554	663,422
Property and equipment, net	320,700	1,059,862	-	1,380,562	1,717,488
Total assets	417,134	1,770,443	674,461	1,513,116	2,380,910

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$59,009	$22,601	$-	$81,610	$346,346
Related party transactions	674,461	-	674,461	-	872,942
Other current liabilities	648	40,951	-	41,599	8,083
Total current liabilities	734,118	63,552	674,461	123,209	1,227,371

Non Current liabilities:
Other non-current liabilities	4,729	53,849	-	58,578	33,961
Total current liabilities	4,729	53,849	-	58,578	33,961

Total liabilities	738,847	117,401	674,461	181,787	1,261,332

Total stockholders’ equity	(321,713)	1,653,042	-	1,331,329	1,119,578
Total liabilities and stockholders’ equity	417,134	1,770,443	674,461	1,513,116	2,380,910

F-13

NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Inventories

Inventories are composed of quartzite blocks and slabs generated by the cut and polishing process of the blocks. Both products are actively sold in the market, therefore considered finished products:

	December 31
	2024	2023	2022
Quartzite unprocessed blocks	116,143	-	-
Quartzite processed slabs	55,583	-	-
Total	171,726	-	-

Property and Equipment, Net

The following table sets forth the components of the Company’s property and equipment as at December 31, 2024, 23 and 2022:

	December 31, 2024
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$5,733	-	$5,733
Machinery and equipment (1)	$452,205	(41)	$452,165
Mineral rights (2)	$1,245,274	-	$1,245,274
Facilities	$14,508	(191)	$14,316
Vehicles	$-	-	$-
Total fixed assets	$1,717,720	(232)	$1,717,488

	December 31, 2023
	Cost	Accumulated Depreciation	Net Book Value
Computers and office equipment	$-	-	$-
Machinery and equipment	320,700	-	320,700
Vehicles	-	-	-
Total fixed assets	$320,700	-	320,700

	December 31, 2022
	Cost	Accumulated Depreciation	Net Book Value

Computers and office equipment	$2,192	(2,192)	$-
Machinery and equipment	118,855	(76,926)	41,929
Vehicles	42,507	(42,507)	-
Total fixed assets	$163,554	$(121,625)	$41,929

For the years ended December 31, 2024, 2023 and 2022, the Company recorded depreciation expense of $206, $nil and $12,997, respectively.

(1)	In 2024, the Company acquired an excavator to be used in our quartzite operations for a total consideration of R$810,000 ($133,424 at the date of the transaction). In 2023, the Company acquired a gold processing plant from Atlas Lithium at a total price of $320,700. Total paid for the plant acquisition was composed of 320,700 shares issued by the Company at $1.00 each.
(2)	The mineral rights addition in 2024 correspond to the impacts of the merger of the Company and Apollo. Mineral rights are held by the new subsidiary MAL.

In 2023, the Company proceeded to an impairment analysis on its property and equipment and intangibles and concluded that, other than the gold processing plant acquired in 2023, there was no expectation of future economic benefits being generated from the assets use or disposal, affecting the main condition for an asset to be recognized. As a result, an impairment loss of $56,536 was recognized in profit and loss of the period as Other expenses, as demonstrated in the table below:

	December 31,	Foreign currency	Impairment	December 31,
	2022	translation	losses	2023
Property and equipment, net	41,929	2,358	(44,287)	-
Intangibles, net	11,499	750	(12,249)	-
	53,428	3,108	(56,536)	-

F-14

Related Party Receivables/Payables

As of December 31, 2024, there are $872,942 of relating parties outstanding balances, represented by $851,678 of intercompany loans received from Atlas Lithium (which include the impact of interest accrued for in the year ended December 31, 2024 of $10,918 and Nil in the year ended December 31, 2023) and $21,264 payable to Atlas Lítio do Brasil Ltda (“ALB”) as a result of a cost sharing agreement through which the Company borrows resources from ALB mainly for Geology-related work.

Additionally, the Company advanced an amount of $9,855 to its CEO, which will be offset against amounts receivable by the CEO in 2025. The amounts are classified as Other current assets in the balance sheet.

As of December 31, 2023, related party payables totaled $647,461, fully owed to MAL, which was an interest-free loan. Following the merger, remaining amounts were eliminated in the consolidation process. As of December 31, 2022, there is no related party outstanding balance.

NOTE 4 – STOCKHOLDERS’ EQUITY

Issued and Authorized

As of December 31, 2024, the Company had 33,336,729 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2023, the Company had 9,674,497 shares of its common stock and 1 share of its preferred stock issued and outstanding. As of December 31, 2024, the Company had 190,000,000 (40,000,000 on December 31, 2023) common shares and 10,000,000 (6,148,212 on December 31, 2023) preferred shares authorized.

Common Stock

During the year ended December 31, 2024, the Company issued 23,662,232 shares of common stock, as follows:

	Number of shares	Cash received
Shares arising from stock-based compensation to executives	2,180,977	13,500
Issuance of shares in connection with sales made under private offerings	3,009,162	1,582,250
Shares issued in connection with the merger	18,472,093	-
Total	23,662,232	1,595,750

During the year ended December 31, 2023, the Company issued and sold 827,180 shares of common stock for cash proceeds of $612,300.

During the year ended December 31, 2022, the Company issued and sold 1,853,626 shares of common stock for cash proceeds of $489,875.

Preferred A Stock

In 2016, the Company issued to Marc Fogassa, its Founder, Chief Executive Officer, and Chairman, one share of a Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of Preferred A Stock provides that for so long as it is issued and outstanding, its holders shall vote together as a single class with the holders of the Company’s common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

F-15

Stock Options

During the year ended December 31, 2024, the Company granted Mr. Fogassa as contractual compensation options to purchase an aggregate of 210,000 shares of its common stock. Such options corresponded to the period between January 1, 2024 to June 30, 2024. The options issued in 2024 were valued at $41,938 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.74 to $1.00, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 241% to 312%, risk-free interest rate of 3.88% to 4.64%, and an expected term of five to ten years.

During the year ended December 31, 2023, the Company granted Mr. Fogassa as contractual compensation options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $115,038 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.65 to $2.10, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 268% to 364%, risk-free interest rate of 3.42% to 4.73%, and an expected term of five to ten years.

During the year ended December 31, 2022, the Company granted officers and directors as contractual compensation options to purchase an aggregate of 420,000 shares of its common stock. Such awards corresponded to the period between January 1, 2022, to December 31, 2022. The options issued in 2022 were valued at $104,140 in total. The options were valued using the Black-Scholes option pricing model with the following average assumptions: our stock price on date of grant $0.80 to $1.20, a strike price of $0.01 to $1.00, illiquidity discount of 75%, expected dividend yield of 0%, annualized volatility of 295% to 372%, risk-free interest rate of 1.51% to 4.05%, and an expected term of five to ten years.

The following table reflects all outstanding and exercisable options on December 31, 2024. All stock options immediately vest and are exercisable for a period of five to ten years from the date of issuance.

			Average
	Number of		Remaining
	Options	Average Exercise	Contractual Life
	Outstanding	Price	(Years)
Outstanding, December 31, 2022	1,905,000	0.56	4.74
Issued in 2023	420,000	0.15	8.98
Exercised in 2023	1,115,000	0.98	-
Outstanding, December 31, 2023	1,210,000	0.04	8.22
Issued in 2024	376,667	0.48	5.62
Exercised in 2024	1,350,000	0.01	-
Outstanding, December 31, 2024	236,667	0.93	1.85

Stock Warrants

During the years ended December 31, 2024, 2023 and 2022 the company did not issue any warrants.

Restricted Stock Units

During the year ended December 31, 2024, the Company granted RSUs to certain executives of the Company. Each RSU is redeemable for one share of the Company’s common stock immediately upon vesting. The RSUs granted with immediate-vesting and time-vesting conditions were as follows:

1)	790,168 RSUs which vested immediately upon grant.
2)	516,471 RSUs which time-vest, being 25% of the RSUs annually vested from 2025 to 2028.

These RSUs granted with immediate-vesting and time-vesting conditions were issued with a total grant date fair value of $460,247, measured using the Company’s volume weighted average price trailing to the date the RSU was granted.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2024 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

F-16

In compliance with the SEC regulation S-X and following the merger with Apollo Resources, the Company presents below Apollo’s unaudited consolidated statements of operations and comprehensive loss and the unaudited consolidated cash flow statement for the eleven-month period ended November 30, 2024, as well as Apollo’s audited consolidated financial statements for the years ended December 31, 2023 and December 31, 2022.

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Eleven-month period ended November 30,
2024
(Unaudited)
Revenue
Cost of revenue	$-
Gross profit	$-
Operating expenses:
General and administrative	$(661,493)
Stock based compensation	$(938,808)
Total operating expenses	$(1,600,301)
Loss from Operations	$(1,600,301)
Other expense (income):
Other expense (income)	$110,459
Finance results	$110,459
Loss before provision for income taxes	$(1,489,842)
Provision for income taxes	$-
Net loss	$1,489,842

Comprehensive loss:
Net loss	$1,489,842
Foreign currency translation adjustment	$333,939
Comprehensive loss	$1,823,781

F-17

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Eleven-month period ended November 30,
2024
(Unaudited)
Cash flows from operating activities of continuing operations:
Net loss	$(1,489,842)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$938,808
Gain/loss on FOREX transactions	$(111,991)
Changes in operating assets and liabilities:
Accounts payable	$(55,104)
Accounts receivable and other assets	$1,521
Net cash (used in) operating activities	$(716,607)

Cash flows from investing activities:
Related party transactions	$1,156,276
Acquisition of capital assets	$(444,287)
Net cash provided by investing activities	$711,989

Cash flows from financing activities:
Net proceeds from sale of common stock	$4,950
Net cash provided by financing activities	$4,950

Effect of exchange rates on cash and cash equivalents	$(3,449)
Net decrease in cash and cash equivalents	$(3,116)
Cash and cash equivalents at beginning of period	$5,973
Cash and cash equivalents at end of period	$2,857

F-18

APOLLO RESOURCES CORPORATION

FINANCIAL STATEMENTS

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Apollo Resources Corporation (Apollo)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Apollo Resources Corporation (“Apollo”) (“the Company”) as of December 31, 2023, and 2022, the related statements of income, changes in stockholders’ equity, and cash flows for the period ended December 31, 2023 and December 31, 2022 and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 and December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Company’s Ability to Continue as a Going Concern

The Company suffered losses from operations in CY 2023 and CY 2022 and has an accumulated deficiency in the period ended December 31, 2023, and 2022 that raises substantial doubt about its ability to continue as a going concern. As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared on a going-concern basis. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pipara & Co LLP

For, Pipara & Co LLP (6841)

We have served as the Company’s auditor since 2024

Place: Ahmedabad, India

Date: August 03, 2024

F-19

APOLLO RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022

ASSETS
Current assets:
Cash and cash equivalents	$5,973	$5,198
Related party transactions	674,461	-
Other current assets	$30,147	17,692
Total current assets	$710,581	$22,890
Property and equipment, net	1,059,862	$1,051,746
Total assets	$1,770,443	$1,074,636

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$22,601	$514,834
Borrowing from Related Parties	$-	$881,558
Other current liabilities	$40,951	$57,549
Total current liabilities	$63,552	$1,453,941

Non-Current liabilities:
Other non-current liabilities	$53,849	78,964
Total current liabilities	$53,849	78,964

Total liabilities	$117,401	$1,532,905

Stockholders’ equity:

Additional paid-in capital	5,391,917	2,039,612
Accumulated other comprehensive loss	(205,470)	4,950
Accumulated deficit	(3,533,405)	(2,502,831)
Total stockholders’ equity	1,653,042	(458,269)
Total liabilities and stockholders’ equity	1,770,443	1,074,636

The accompanying notes are an integral part of the consolidated financial statements.

F-20

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,	Year Ended December 31,
	2023	2022

Revenue	$-	$-
Cost of revenue	$-	$-
Gross profit	$-	$-
Operating expenses:
General and administrative	$(781,649)	$(712,699)
Stock based compensation	$(197,805)	$(331,858)
Total operating expenses	$(979,454)	$(1,044,557)
Loss from operations	$(979,454)	$(1,044,557)
Other expense (income):
Other income (expense)	$(51,120)	$(158,916)
Other income (expense)	$(51,120)	$(158,916)
Loss before provision for income taxes	$(1,030,574)	$(1,203,473)
Provision for income taxes	$-	$-
Net loss	$(1,030,574)	$(1,203,473)

The accompanying notes are an integral part of the consolidated financial statements.

F-21

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

						Accumulated
	Series A Preferred Stock		Common Stock		Additional Paid-in	Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2021	1	$-	1,446,250	$1,446	$1,080,433	$314,055	$(1,299,358)	$96,576

Issuance of common stock in connection with sales made under private offerings	-	-	150,175	$150	$625,725	$-	$-	$625,875
Stock based compensation	-	-	-	-	$331,858	-	$-	$331,858
Change in foreign currency translation	-	-	-	$-	$-	$(309,105)	$-	$(309,105)
Net loss	-	-	-	$-	$-	$-	$(1,203,473)	$(1,203,473)

Balance, December 31, 2022	1	$-	1,596,425	$1,596	$2,038,016	$4,950	$(2,502,831)	$(458,269)

Issuance of common stock in connection with sales made under private offerings	-	-	525,750	$526	$3,153,974	$-	$-	$3,154,500
Stock based compensation	-	-	-	$-	$197,805	$-	$-	$197,805
Change in foreign currency translation	-	-	-	$-	$-	$(210,420)	$-	$(210,420)
Net loss	-	-	-	$-	$-	$-	$(1,030,574)	$(1,030,574)

Balance, December 31, 2023	1	$-	2,122,175	$2,122	$5,389,795	$(205,470)	$(3,533,405)	$1,653,042

The accompanying notes are an integral part of the consolidated financial statements.

F-22

APOLLO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,
	2023	2022

Cash flows from operating activities of continuing operations:
Net loss	$(1,030,574)	$(1,203,473)
Adjustments to reconcile net loss to cash used in operating activities:
Stock based compensation and services	$197,805	$331,858
Depreciation and amortization	$-	$1,630
Impairment losses	$1,474	$6,101
Write off of tax recoverable	$-	$17,654
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	$(442,101)	$(218,802)
Accounts receivable and other assets	$(10,748)	$2,465
Net cash used in operating activities	$(1,284,144)	$(1,062,567)

Cash flows from investing activities:
Acquisition of capital assets	$(39,488)	$-
Net cash used in investing activities	$(39,488)	$-

Cash flows from financing activities:
Net proceeds from sale of common stock	$-	$525,000
Related party transaction	1,324,296	397,215
Net cash provided by financing activities	$1,324,296	$922,215

Effect of exchange rates on cash and cash equivalents	$111	$1,293
Net increase (decrease) in cash and cash equivalents	$775	$(139,059)
Cash and cash equivalents at beginning of period	$5,198	$144,257
Cash and cash equivalents at end of period	$5,973	$5,198

The accompanying notes are an integral part of the consolidated financial statements.

F-23

APOLLO RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

On August 21, 2020, Apollo Resources Corporation (“Apollo Resources” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands. Concurrently. Atlas Lithium held an approximate 58.71% interest in the Company as of December 31, 2023.

Apollo Resources Corporation (The Company) is a privately held company focused on iron projects in Brazil. Apollo Resources currently owns 56,290 acres of mineral rights for iron distributed in six projects.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) of the United States of America and are expressed in United States dollars. For the years ended December 31, 2023 and 2022, the consolidated financial statements include the accounts of the Company and its 99.99% owned subsidiaries, Mineração Apollo Ltda, RST Recursos Minerais Ltda., and Mineração Duas Barras Ltda.

All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Going Concern

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has limited working capital, has incurred losses since its inception, and has not yet generated material revenues from the sale of its products or services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from its operations, the sale of its stock and/or obtaining debt financing. During the year ended December 31, 2023, the Company funded operations primarily through the sale of equity securities and loans from related parties. Management intends to cover any operating losses by selling its equity securities and obtaining debt financing. There can be no assurance the Company will be successful in these efforts.

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Fair Value of Financial Instruments

Apollo Resources follows the guidance of Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurement and Disclosure. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of Apollo Resources. Unobservable inputs are inputs that reflect Apollo Resources’ assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2023, Apollo Resources did not have any level 2 or 3 assets or liabilities.

Apollo Resources’ financial instruments consist of cash and cash equivalents, accounts payable, and accrued expenses. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent that the funds are not being held for investment purposes. Funds held in Brazilian banks are insured up to 250,000 Brazilian Real (approximately $3,652 based on the December 31, 2023 exchange rate).

Property and Equipment

Property and equipment are stated at cost. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statements of operations as other gain or loss, net.

Mineral Properties

Costs of exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. Mineral property acquisition costs, including licenses and lease payments, are capitalized. Impairment losses are recorded on mineral properties used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company did not recognize any impairment losses related to mineral properties held during the years ended December 31, 2023 and 2022.

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For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. These rights are held in perpetuity provided the Company remains in compliance with various government regulations and industry requirements.

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment and intangible assets subject to amortization, Apollo Resources continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, Apollo Resources recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the employee’s requisite service period. Under ASC 718, volatility is based on the historical volatility of our stock or the expected volatility of the stock of similar companies. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company utilizes the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Option-pricing models require the input of highly complex and subjective variables including the expected life of options granted and the expected volatility of our stock price over a period equal to or greater than the expected life of the options. Because changes in the subjective assumptions can materially affect the estimated value of our employee stock options, it is management’s opinion that the Black-Scholes option-pricing model may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with ASC Topic 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

On June 20, 2018, the FASB issued ASU 2018-07 which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Equity classified share-based payments for employees are fixed at the time of grant. Equity-classified nonemployee share-based payment awards are measured at the grant date of the award which is the same as share-based payments for employees. The Company adopted the requirements of the new rule as of January 1, 2019, the effective date of the new guidance.

Foreign Currency

Apollo’s subsidiaries, uses its local currency as its functional currency. Resulting translation gains or losses are recognized as a component of accumulated other comprehensive income. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated statements of operations.

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Revenue recognition

For the years ended December 31st, 2023 and 2022, the Company had not recognized any revenues from sales.

Had the Company performed any, revenues from sales would have been recognized when control of the product is transferred to customers, in accordance with the terms and conditions in each sales contract.

Following ASC 606, the Company will follow the 5-step model in order to recognize revenue in accordance with the core principle.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations except as noted below:

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for the Company. Early adoption is permitted, but no earlier than January 1, 2021, including interim periods within that year. The Company is evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements, but currently does not believe ASU 2020-06 will have a significant impact on the Company’s accounting for its convertible debt instruments. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company believes the adoption will modify the way the Company analyzes financial instruments, but it does not anticipate a material impact on results of operations. The Company is in the process of determining the effects adoption will have on its consolidated financial statements.

In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which clarifies the business combination accounting for joint venture formations. The amendments in the ASU seek to reduce diversity in practice that has resulted from a lack of authoritative guidance regarding the accounting for the formation of joint ventures in separate financial statements. The amendments also seek to clarify the initial measurement of joint venture net assets, including businesses contributed to a joint venture. The guidance is applicable to all entities involved in the formation of a joint venture. The amendments are effective for all joint venture formations with a formation date on or after January 1, 2025. Early adoption and retrospective application of the amendments are permitted. We do not expect adoption of the new guidance to have a material impact on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, amending reportable segment disclosure requirements to include disclosure of incremental segment information on an annual and interim basis. Among the disclosure enhancements are new disclosures regarding significant segment expenses that are regularly provided to the chief operating decision-maker and included within each reported measure of segment profit or loss, as well as other segment items bridging segment revenue to each reported measure of segment profit or loss. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, and are applied retrospectively. Early adoption is permitted. We are currently evaluating the impact of this update on our consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024 and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. We do not expect adoption of the new guidance to have a material impact on our consolidated financial statements and disclosures.

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NOTE 2 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ITEMS

Proper, Plant and equipment

The following table sets forth the components of the Company’s Property Plant and Equipment as at December 31, 2023 and 2022:

	December 31, 2023
	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment	$-	-	$-
Mineral rights	$1,059,862	-	$1,059,862
Total Property Plant and Equipment	$1,059,862	-	$1,059,862

	December 31, 2022
	Cost	Accumulated Amortization	Net Book Value
Machinery and equipment	$4,063	$2,589	$1,474
Mineral rights	$1,050,272	-	$1,050,272
Total Property Plant and Equipment	$1,054,335	$2,589	$1,051,746

For the years ended December 31, 2023 and 2022, the Company recorded amortization expense of nil and $1,630, respectively.

In 2023 and 2022, the Company proceeded to an impairment analysis on its property and equipment and intangibles and concluded that, other than mineral rights, there was no expectation of future economic benefits being generated from the assets use or disposal, affecting the main condition for an asset to be recognized. As a result, an impairment loss of $1,474 in 2023 ($6,101 in 2022) was recognized in profit and loss of the period as Other expenses.

Related Party Receivables/Payables

Related party payables relate to loans granted to (received from) entities belonging to the same economic group of the Company to enable Group entities to execute their operating activities.

As of December 31, 2023, there are $674,461 of related party outstanding balances, represented by amounts owed from Jupiter Gold Corporation.

As of December 31, 2022, there are $881,558 of related party outstanding balances, mainly represented by amounts owed to Atlas Lítio Brasil Ltda.

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NOTE 3 – STOCKHOLDERS’ EQUITY

Issued and Authorized

As of December 31, 2023, The Company had 2,122,175 shares of its common stock and one share of its preferred stock issued and outstanding. As of December 31, 2023, The Company had 49,999,000 shares of common stock authorized.

Common Stock

During the year ended December 31, 2023, The Company issued and sold 525,750 shares of common stock for proceeds of $3,154,500, paid through the conversion of an intercompany loan from Atlas Lithium Corporation into share capital.

Preferred A Stock

In 2016, Company issued to Marc Fogassa, its Founder, Chief Executive Officer, and Chairman, one share of Series A Convertible Preferred Stock (“Preferred A Stock”). The Certificate of Designations, Preferences and Rights of Preferred A Stock provides that for so long as it is issued and outstanding, its holders shall vote together as a single class with the holders of the Company’s common stock, with the holders of Preferred A Stock being entitled to 51% of the total votes on all such matters regardless of the actual number of shares of Preferred A Stock then outstanding, and the holders of common stock are entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power.

Stock Options

During the year ended December 31, 2023, the Company granted Marc Fogassa as contractual compensation options to purchase an aggregate of 180,000 shares of its common stock. Such awards corresponded to the period between January 1, 2023, to December 31, 2023. The options issued in 2023 were valued at $197,805 in total.

Stock Warrants

During the years ended December 31, 2023 and 2022 the Company did not issue any warrants.

NOTE 4 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10 Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2023 to the date these consolidated financial statements were issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

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[●] Shares of Common Stock

PROSPECTUS

A.G.P.	Bradesco BBI

        , 2025

Through and including                    , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the registrant’s Articles of Incorporation and Bylaws and under Section 60 of the Republic of the Marshall Islands Business Corporations Act, or the BCA, the registrant may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director or officer of the corporation, or are or were serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

A limitation on the foregoing is the statutory proviso (also found in the registrant’s Bylaws) that, in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful.

Further, under Section 60 of the BCA and the registrant’s Bylaws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.

In addition, under Section 60 of the BCA and under the registrant’s Bylaws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that they are or were a director or officer of the corporation, or are or were serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

The registrant’s Bylaws further provide that any indemnification pursuant to the foregoing (unless ordered by a court) may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because they have met the applicable standard of conduct set forth above. Such determination may be made by the Board of Directors of the corporation by a majority vote of a quorum consisting of directors who were not parties to any action, suit or proceeding referred to in the foregoing instances, by independent legal counsel in a written opinion or by the stockholder of the corporation.

Further, and as provided by both the registrant’s Bylaws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, they will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with such matter.

Likewise, pursuant to the registrant’s Bylaws and Section 60 of the BCA, expenses (such Bylaws specifically include attorneys’ fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that they are not entitled to indemnification. The Bylaws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.

Both Section 60 of the BCA and the registrant’s Bylaws further provide that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholder or disinterested directors or otherwise, both as to action in their official capacity and/or as to action in another capacity while holding office.

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Under both Section 60 of the BCA and the registrant’s Bylaws, the registrant also has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against them and incurred by them in such capacity, or arising out of their status as such, regardless of whether the corporation would have the power to indemnify them against such liability under the foregoing.

Under Section 60 of the BCA (and as provided in the registrant’s Bylaws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of their heirs, executors and administrators unless otherwise provided when authorized or ratified. Additionally, the registrant’s By-Laws provide that no director or officer of the corporation will be personally liable to the corporation or any stockholder of the corporation for monetary damages for breach of fiduciary duty as a director or officer, provided that a director or officer’s liability will not be limited for any breach of the director’s or the officer’s duty of loyalty to the corporation or its stockholder, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director or officer derived an improper personal benefit.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the registrant has been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable. The registrant has obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the registrant would have the power to indemnify such person.

Item 7. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we issued the securities described below without registration under the Securities Act. The securities were issued pursuant to the private placement exemption provided by Section 4(a)(2) of the Securities Act.

In June 2023, the registrant issued 320,700 shares of common stock to Atlas Lithium, in satisfaction of the acquisition of a gold processing plant for a total consideration of $320,700.

In 2022, we issued to three investors an aggregate of 1,853,526 unregistered shares of our common stock for $489,875.

In 2023, we issued to five investors an aggregate of 506,480 unregistered shares of our common stock for $291,600.

In 2024, we issued to 14 to investors an aggregate of 3,009,162 unregistered shares of our common stock for $1,582,250.

In connection with the foregoing, we relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act, for transactions not involving a public offering.

 Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits: See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules: See our consolidated financial statements starting on page F-1 of this registration statement. All other schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in our consolidated financial statements and the related notes thereto.

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Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)	That for the purpose of determining any liability under the Securities Act of 1933:

(i)	The information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	Each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit
Number	Description
1.1*	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger, dated as of October 31, 2024, by and between Jupiter Gold Corporation and Apollo Resources Corporation (Incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K, filed with the SEC on November 6, 2024)
3.1	Amended and Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K, filed with the SEC on November 22, 2024)
3.2	Articles of Amendment, dated as of December 20, 2024, to the Amended and Restated Articles of Incorporation of the Company, as amended (filed herewith)
3.3	Certificate of Correction, dated as of January 27, 2025, to Articles of Amendment of the Company (Incorporated by reference to Exhibit 1.3 to the Company’s Form 20-F filed February 28, 2025).
3.4	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 1.2 of the Company’s Report on Form 6-K, filed with the SEC on November 22, 2024)
3.5	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (Incorporated by reference to Exhibit 1.4 to the Registration Statement on Form F-1, filed with the SEC on December 1, 2016)
4.1*	Form of Representative’s Warrant
5.1*	Opinion of Seward & Kissel, LLP
10.1	Jupiter Gold Corporation 2016 Incentive Plan (Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, filed with the SEC on December 1, 2016)
10.2	Registration Rights Agreement, dated as of July 27, 2016, by and between the Company and Atlas Lithium Corporation (f/k/a Brazil Minerals, Inc.) (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed with the SEC on December 1, 2016)
10.3*	Amended and Restated Employment Agreement by and between the Company and Marc Fogassa, dated June 26, 2024
10.4	Option Agreement, dated as of December 19, 2024, between Jupiter Gold Corporation and Atlas Lithium Corporation (incorporated by reference to Exhibit 4.2 to the Company’s Form 20-F, filed on February 28, 2025).
21.1	List of subsidiaries of Atlas Critical Minerals Corporation (filed herewith)
23.1*	Consent of Pipara & Co. LLP
23.2*	Consent of Seward & Kissel, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
96.1	Technical Report Summary regarding the Rio Piracicaba Project, updated as of June 16, 2025.
99.1	Immaterial Mineral Rights of Atlas Critical Minerals Corporation (furnished herewith)
107*	Filing fee table.

* To be filed by amendment.

# Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

† Management contract or compensatory plan arrangement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belo Horizonte, state of Minas Gerais, of Brazil, on         , 2025.

Atlas Critical Minerals Corporation

By:
Marc Fogassa
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, Each person whose signature appears below constitutes and appoints Marc Fogassa his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities, to sign for him and in him name in the capacities indicated below any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

	Chief Executive Officer and Chairman of the Board	, 2025
Marc Fogassa	(Principal Executive Officer)

	Chief Financial Officer and Treasurer	, 2025
Rodrigo Nazareth Menck	(Principal Financial and Accounting Officer)

	Vice-President of Administration and	, 2025
Joel de Paiva Monteiro, Esq.	Operations, Secretary and Director

	Vice-President, Mineral Exploration	, 2025
Areli Nogueira da Silva Júnior	and Director

	Director	, 2025
Brian W. Bernier

	Independent Director	, 2025
Agenor Narcizo Drumond de Cuculicchio, Esq.

	Independent Director	, 2025
Gabriel Santos Cordeiro de Andrade, Esq.

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